UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results dated February 11, 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 11, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 11, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Results Announcement

31 December 2013

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the twelve months to 31 December 2013 to the corresponding twelve months of 2012 and balance sheet analysis as at 31 December with comparatives relating to 31 December 2012. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; '€m' and '€bn' represent millions and thousands of millions of Euros respectively; and 'C$m' and 'C$bn' represent millions and thousands of millions of Canadian Dollars respectively.

The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013. The consolidated financial statements of the Group included in the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31 December 2012 were restated to show the effects of the adoption of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011) on 1 January 2013 in accordance with their transition guidance and not to reflect events subsequent to 5 March 2013, the date of the approval of the 31 December 2012 financial statements. The Group's segmental disclosures required by IFRS 8 Operating Segments were also restated. The restated consolidated financial statements of the Group were filed with the SEC on Form 6-K on 6 September 2013.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); and goodwill impairment.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.

In accordance with Barclays' policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the British Bankers' Association Disclosure Code and the Enhanced Disclosure Task Force recommendations, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary statements of annual results must be agreed with the listed company's auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification or emphasis of matter that may be contained in the auditors' report to be included with the annual report and accounts. Barclays PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification or emphasis of matter to the auditors' report to be included with the annual report and accounts for the year ended 31 December 2013.

The information in this announcement, which was approved by the Board of Directors on 10 February 2014 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2012, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once filed with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website (www.sec.gov).

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, United States, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in the Form 6-K (Film No. 131097818) dated 16 September 2013, both of which are available on the SEC's website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Performance Highlights

"2013 has been a year of considerable change for Barclays. I am pleased with the progress we made in starting to rebuild trust, defining and implementing a common culture, repositioning the business for the future, and strengthening our balance sheet.

A year on from launching our plan to transform Barclays into the Go-To bank for all our stakeholders, we are in a significantly better position and I feel confident about our prospects.

Despite challenging conditions, our underlying performance has been resilient and momentum is building, as evidenced by the results we are reporting this morning.

Our UK Retail and Corporate Banking businesses delivered good results, alongside the continued strong growth of Barclaycard. Within the Investment Bank, an impressive performance in Equities and in Investment Banking has helped to partially offset lower income from our Fixed Income, Currencies and Commodities business. We have also started to make important progress in repositioning our African, European and Wealth businesses to improve returns. This performance has translated into income of £28.2bn in the year, and adjusted profit before tax of £5.2bn.

However, profits have been impacted by the restructuring and de-risking activity we completed during the year. This included withdrawing from certain lines of business, investing to transform our operations and resolving legacy conduct and litigation issues. The cost of these actions suppressed statutory profits to £2.9bn in the year but was in the long term interest of our shareholders.

Additionally, we have made significant progress with strengthening of our capital base year over year, through the rights issue and issuance of Additional Tier 1 securities. Combined with our substantial deleveraging actions in the second half of the year, we are ahead of our schedule to achieve the PRA leverage ratio expectation in June 2014.

While we have more work to do to achieve our goal of becoming the Go-To bank, I believe that we begin 2014 in a better position than we have been for many years."

Antony Jenkins, Group Chief Executive

Performance Highlights

Income Statement

- Adjusted profit before tax was down 32% to £5,167m due to costs to achieve Transform and a 4% reduction in income. Q413 adjusted profit before tax was down £1,194m against Q313 to £191m, including the impact of £331m of charges for litigation and regulatory penalties in the Investment Bank, UK bank levy of £504m (Q313: £nil), and £468m of costs to achieve Transform (Q313: £101m)

- Statutory profit before tax improved to £2,868m (2012: £797m), reflecting a reduced own credit charge of £220m (2012: £4,579m)

Income Performance

- Adjusted income decreased 4% to £28,155m, reflecting a reduction of £1,042m in the Investment Bank and £480m in the Head Office

- Investment Bank income was down 9% to £10,733m driven by a decrease in FICC and Exit Quadrant assets income, including a current year reversal of £111m income relating to a litigation matter in Q413. These decreases were partially offset by increases in Equities and Prime Services, and Investment Banking

Credit Impairment

- Credit impairment charges improved 8% to £3,071m, with a loan loss rate of 64bps (2012: 70bps), principally reflecting lower impairments in Corporate Banking and Africa RBB. This was partially offset by higher impairments in Barclaycard and UK RBB, partly due to provision releases in 2012, and acquisitions in Barclaycard

Cost Performance

- Adjusted operating expenses increased £1,331m to £19,893m, reflecting £1,209m of costs to achieve Transform, £220m provisions for litigation and regulatory penalties in Q413 in the Investment Bank, mainly relating to the US residential mortgage-related business, and UK bank levy

- Total compensation costs decreased 1% to £9,616m. Total compensation costs in the Investment Bank were broadly flat at £4,634m (2012: £4,667m). The Investment Bank compensation to income ratio rose to 43.2% (2012: 39.6%) primarily due to a decrease in income

Balance Sheet, Leverage and Capital Management

- The estimated Prudential Regulation Authority (PRA) leverage exposure reduced £196bn from 30 June 2013 to £1,363bn. Approximately £55bn of the reduction in PRA leverage exposure relates to foreign exchange movements

- CRD IV risk weighted assets (RWAs) reduced £32bn during the year and £12bn during Q413 to £436bn, primarily driven by reductions in Exit Quadrant RWAs

- CRD IV fully loaded Common Equity Tier 1 (CET1) capital increased £3.0bn from 30 September 2013 to £40.4bn, principally due to the issuance of additional shares through the rights issue, partially offset by foreign currency movements of £0.8bn and increased regulatory deductions including new deductions related to foreseeable dividends

- CRD IV CET1 ratio fully loaded was 9.3% (30 September 2013: 8.4% or 9.6% on a proforma post rights issue basis)

- The estimated PRA leverage ratio increased to just under 3.0% (30 June 2013: 2.2%), reflecting a reduction in the PRA leverage exposure of £196bn and an increase in eligible PRA adjusted Tier 1 Capital to £40.5bn (30 June 2013: £34.2bn). The increase included £5.8bn share capital through the rights issue, £2.1bn of Additional Tier 1 (AT1) securities and a £1.9bn reduction in PRA adjustments to CET1 capital to £2.2bn, largely driven by a reduction in the additional PRA add-on for prudential valuation adjustment (PVA). The estimated CRD IV fully loaded leverage ratio increased to 3.1% (30 June 2013: 2.5%)

- Net asset value per share was 331p (2012: 414p) and net tangible asset value per share was 283p (2012: 349p). This decrease was mainly attributable to the issuance of shares as part of the rights issue, and decreases in the cash flow hedging reserve and currency translation reserve

Returns

- Adjusted return on average shareholders' equity decreased to 4.5% (2012: 9.0%) principally reflecting the decrease in profit before tax, a £440m write down of deferred tax assets relating to Spain and the £5.8bn of equity raised from the rights issue in Q413. Adjusted return on average tangible shareholders' equity decreased to 5.3% (2012: 10.6%). Statutory return on average shareholders' equity improved to 1.0% (2012: negative 1.2%)

Performance Highlights

Barclays Unaudited Results1	Adjusted	Statutory

	31.12.13	31.12.12		31.12.13	31.12.12
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	28,155	29,361	(4)	27,935	25,009	12
Credit impairment charges and other provisions	(3,071)	(3,340)	(8)	(3,071)	(3,340)	(8)
Net operating income	25,084	26,021	(4)	24,864	21,669	15
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(18,180)	(18,217)	-	(20,259)	(20,667)	(2)
UK bank levy	(504)	(345)	46	(504)	(345)	46
Costs to achieve Transform	(1,209)	-		(1,209)	-
Operating expenses	(19,893)	(18,562)	7	(21,972)	(21,012)	5
Other net (expense)/ income	(24)	140		(24)	140
Profit before tax	5,167	7,599	(32)	2,868	797
Tax charge	(2,015)	(2,159)	(7)	(1,571)	(616)
Profit after tax	3,152	5,440	(42)	1,297	181
Non-controlling interests	(757)	(805)	(6)	(757)	(805)	(6)
Attributable Profit2	2,395	4,635	(48)	540	(624)

Performance Measures
Return on average tangible shareholders' equity	5.3%	10.6%		1.2%	(1.4%)
Return on average shareholders' equity	4.5%	9.0%		1.0%	(1.2%)
Return on average risk weighted assets	0.8%	1.4%		0.3%	-
Cost: income ratio	71%	63%		79%	84%
Loan loss rate	64bps	70bps		64bps	70bps

Basic earnings per share	16.7p	35.5p		3.8p	(4.8p)
Dividend per share	6.5p	6.5p		6.5p	6.5p

Balance Sheet and Leverage				31.12.13	31.12.12
Net asset value per share3				331p	414p	(20)
Net tangible asset value per share3				283p	349p	(19)
Estimated PRA leverage exposure				£1,363bn

Capital Management				31.12.13	31.12.12
CRD III
Core tier 1 ratio				13.2%	10.8%
Core tier 1 capital				£46.8bn	£41.7bn	12
Risk weighted assets				£355bn	£387bn	(8)
CRD IV fully loaded
Common equity tier 1 ratio				9.3%
Common equity tier 1 capital				£40.4bn
Risk weighted assets				£436bn	£468bn	(7)
Estimated leverage ratio				3.1%
Estimated PRA leverage ratio				3.0%

Funding and Liquidity				31.12.13	31.12.12
Group liquidity pool				£127bn	£150bn
Loan: deposit ratio				101%	110%
Estimated liquidity coverage ratio4				102%	126%
Estimated net stable funding ratio4				110%	112%

Adjusted Profit Reconciliation				31.12.13	31.12.12
Adjusted profit before tax				5,167	7,599
Own credit				(220)	(4,579)
Gain on disposal of investment in BlackRock Inc.				-	227
Provision for PPI redress				(1,350)	(1,600)
Provision for interest rate hedging products redress				(650)	(850)
Goodwill impairment				(79)	-
Statutory profit before tax				2,868	797

1     The comparatives on pages 3  to 49 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013, accessible at http://group.barclays.com/about-barclays/investor-relations/investor-news.
2     Attributable profit includes profit after tax and non-controlling interests.
3     Net asset value per share is calculated by dividing shareholders equity, excluding non-controlling and other equity interests, by the number of issued ordinary shares.  Net tangible asset value per share is calculated by dividing shareholders equity, excluding non-controlling and other equity interests, less goodwill and intangible assets, by the number of issued ordinary shares.
4     Refer to page 61 for basis of calculation.

Performance Highlights

Adjusted	Statutory

Income by Business	31.12.13	31.12.12		31.12.13	31.12.12
	£m	£m	% Change	£m	£m	% Change
UK RBB	4,523	4,384	3	4,523	4,384	3
Europe RBB	666	708	(6)	666	708	(6)
Africa RBB	2,617	2,928	(11)	2,617	2,928	(11)
Barclaycard	4,786	4,344	10	4,786	4,344	10
Investment Bank	10,733	11,775	(9)	10,733	11,775	(9)
Corporate Banking	3,115	3,046	2	3,115	3,046	2
Wealth and Investment Management	1,839	1,820	1	1,839	1,820	1
Head Office and Other Operations	(124)	356		(344)	(3,996)	(91)
Total income	28,155	29,361	(4)	27,935	25,009	12

	Adjusted			Statutory

Profit/(Loss) Before Tax by Business	31.12.13	31.12.12		31.12.13	31.12.12
	£m	£m	% Change	£m	£m	% Change
UK RBB	1,195	1,225	(2)	535	45
Europe RBB	(996)	(343)		(996)	(343)
Africa RBB	404	322	25	404	322	25
Barclaycard	1,507	1,482	2	817	1,062	(23)
Investment Bank	2,523	3,990	(37)	2,523	3,990	(37)
Corporate Banking	801	460	74	151	(390)
Wealth and Investment Management	(19)	274		(98)	274
Head Office and Other Operations	(248)	189		(468)	(4,163)	(89)
Total profit before tax	5,167	7,599	(32)	2,868	797

Chief Executive's Statement

It is now twelve months since we set out our Transform programme, which began the process of making Barclays the 'Go-To' bank for all of our stakeholders. In that time we have taken measures to strengthen our capital base and manage risk which places Barclays in a good position to deliver competitive advantage for the bank in the years to come, resulting in higher and more sustainable returns for our shareholders.

In 2013, UK Retail and Business Banking delivered good results, supported by higher income from our mortgage business. Barclaycard also had another good year both in the UK and internationally, delivering attractive returns while still holding further growth potential. The output from our UK business within Corporate Banking, which delivered profit before tax of nearly £1bn for the year as the turnaround continued in the overall business unit. In the Investment Bank, our Equities business saw impressive income growth. Combined with continued improved results in Investment Banking, this partly offset lower income from our Fixed Income Currencies and Commodities business.

Beyond these franchises, we also completed a lot of work during 2013 in repositioning our African, European, and Wealth businesses. These units are in transition, with clear plans being implemented across all three to improve returns, and I am encouraged by the progress I'm seeing.

In aggregate, this performance translated into income of approximately of £28.2bn in the year, and adjusted profit before tax of £5.2bn. This is a resilient performance, though profits have clearly been impacted by the amount of investment and de-risking activity we executed in the period.

We continue to de-risk the business for reputation and conduct risk. In June we took a further £2bn of charges in relation to Payment Protection Insurance and interest rate hedging products redress. We have also exited businesses which are incompatible with Barclays' purpose and values, or where we cannot generate attractive returns for our investors. In late December 2013, we incurred £331m of charges for litigation and regulatory penalties which impacted income and costs, the latter of which drove operating expenses higher than the £18.5bn guidance excluding the cost to achieve Transform, we provided earlier.

Supported by the £5.8bn Rights Issue, we reached a CRD IV fully loaded CET1 ratio of 9.3% at the end of 2013. We remain on track to meet our target of 10.5% during 2015.  Alongside the other measures set out in our Leverage Plan in July 2013, including rigorous control around leverage exposure reduction and £2.1bn of AT1 issuance, our estimated CRD IV fully loaded leverage ratio is 3.1% and our PRA leverage ratio is almost 3%, the expectation we were set to meet by June 2014.

Leverage will continue to be a focus for regulators and investors, and today we are setting out important plans to further reduce our exposure and better prepare Barclays for regulatory requirements in the future.

At Barclays we believe in paying for performance and paying competitively. Ensuring that we have the right people in the right roles serving our customers and clients effectively in a highly competitive global environment is vital to our ability to generate sustainable shareholder returns. After careful consideration, we determined that an increase of £210m over the prior year in the incentive pool was required in 2013 in order to build our franchise in the long term interests of shareholders. Notwithstanding this increase we remain committed to our goal of reducing the compensation to net income ratio over the medium term to the mid 30s.

One year on we are making good progress against the Transform financial and non-financial commitments we set out last year, although clearly we have more to do to execute on our plans.

On CRD IV RWAs we are already operating within the £440bn level we targeted for 2015 and our CRD IV fully loaded CET1 ratio is in a strong position. On cost, we remain confident we will reduce operating expenses to £16.8bn excluding costs to achieve Transform in 2015. Our Cost to Income Ratio rose in 2013 mainly as a consequence of reduced income, but we remain committed to achieving a ratio in the mid-50s by 2015. On dividends we expect to target a 40% payout ratio from 2014 as we also focus on capital accretion.

All of this progress on our financial commitments, plus additional work on de-leveraging, means we remain convinced of our ability to deliver a Return on Equity for the Group in excess of the cost of equity during 2016.

On our non-financial commitments there is also progress to report.

Cultural change, particularly embedding our purpose and values throughout the organisation, was a major Transform priority for 2013.  As well as every colleague completing a mandatory training programme, we have also now integrated our purpose and values into the day to day management processes covering recruitment, talent management, performance assessment and reward. In the case of our Managing Director population, their 2013 performance has been formally assessed against whether they have exhibited the right values and behaviours, as well as producing the business outcomes we want. These criteria will apply to all employees in 2014. Critically, we have developed and published our new Code of Conduct which every colleague must abide by and attest to annually.

Chief Executive's Statement

Today, and in fulfilment of our second non-financial commitment, we are publishing our balanced scorecard, the final component in the leadership system which will help us to drive cultural change and measure holistic performance in Barclays. It contains eight specific commitments which we will report on annually going forward. The commitments we have set are intentionally stretching, but we believe achievable. The personal objectives of all colleagues will align to the scorecard.

Finally, looking externally once more, I am proud to say that Barclays continues to play a key role in the UK economy. As a major employer a particular highlight in 2013 was that we have taken on approximately 1,000 apprentices, helping young people into work and addressing an acute social need. Being a strong bank allows Barclays to support the UK economy through lending to our customers and clients. An estimated £88bn of Funding for Lending eligible gross new lending was made to UK households and businesses by us in 2013.

In closing, the plans and targets we have for Barclays are certainly ambitious, and as we deal with unexpected challenges and the wider economic conditions, progress may not always be linear.  However, through the disciplined focus of my management team, I am confident we will deliver on our goal of becoming the 'Go-To' bank.

Antony Jenkins, Group Chief Executive

Group Finance Director's Review

"Reflecting on the 2013 financial results for Barclays, I believe progress has been made and momentum is building around the Transform programme. This was the first year of the programme, which necessitated a substantial investment in future cost reduction and repositioning of our balance sheet and capital base.

Within the results, there are two areas that I felt were particularly noteworthy. First, the breadth and diversity of income in the Group, underpinned by our traditional consumer and commercial banking franchises. Similarly, within the Investment Bank, growth in Equities and Investment Banking income provided an offset to the market-led weakness in certain FICC businesses. Second, demonstration of strong financial fundamentals across funding and liquidity, capital, credit risk management and margins should stand the bank in good stead for generating sustainable returns going forward.

In October, I began conducting a detailed balance sheet review, specifically focused on meeting leverage ratio requirements as a priority. We have made strong and quick progress on this. PRA leverage exposure reduced by nearly £200bn from June 2013 which, combined with the £5.8bn rights issue and issuance of £2.1bn of AT1 securities, strengthened our PRA leverage ratio to just under 3%. Our focus on RWA management continued throughout the year, resulting in a 7%, or over £30bn, reduction in CRD IV RWAs. Looking ahead, the balance sheet review will continue but with increased focus on optimising the balance sheet, considering both risk weights and leverage, in order to generate improved returns. I will provide updates on this going forward.

Regulation remains a key variable and, while we have gained clarity in certain areas, there remain a number of outstandings which we will continue to anticipate as best we can in order to 'future proof' the bank.

As I look forward, 2014 will likely be another year of transition, with greater focus on balance sheet optimisation, particularly in the Investment Bank, combined with strict cost control in order to generate higher and more sustainable returns in the future."

Tushar Morzaria, Group Finance Director

Group Finance Director's Review

Income Statement

- Adjusted profit before tax was down 32% to £5,167m driven by costs to achieve Transform and a reduction in income. Q413 adjusted profit before tax was down £1,194m against Q313 to £191m, including the impact of £331m of charges against litigation and regulatory penalties in the Investment Bank, UK bank levy of £504m (Q313: £nil), and £468m of costs to achieve Transform (Q313: £101m)

- Statutory profit before tax improved to £2,868m (2012: £797m), reflecting a reduced own credit charge of £220m (2012: £4,579m)

Income Performance

- Adjusted income decreased 4% to £28,155m, reflecting reductions in the Investment Bank, the Head Office and Africa RBB, partially offset by growth in Barclaycard and UK RBB

- Investment Bank income was down 9% to £10,733m driven by a decrease in FICC income of £1,141m, partially offset by increases in Equities and Prime Services of £489m, and Investment Banking of £63m.  Income from Exit Quadrant assets also decreased £309m due to accelerated disposals and a £111m reversal of income relating to a litigation matter in Q413. Income in Q413 increased 2% on Q313 to £2,149m due to higher activity in Macro Products, particularly in the Currency business,and Investment Banking, offset by a reduced performance in Credit Products, and Equities and Prime Services

- Total net interest income was broadly stable at£11,600m, with lower net interest income in Head Office, Africa RBB and the Investment Bank offset by increases in Barclaycard, UK RBB and Corporate Banking. Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased to £10,365m (2012: £9,839m) driven by growth in customer assets, partially offset by contributions from Group structural hedging activities

Credit Impairment

- Credit impairment charges improved 8% to £3,071m, with a loan loss rate of 64bps (2012: 70bps)

  -            This reflected lower impairments in the wholesale businesses, mainly Corporate Banking in Europe and UK

  -            In the RBB and Barclaycard businesses, Africa RBB arrears rates improved, particularly for South Africa home loans, however, impairment was higher in UK RBB and Barclaycard partly due to the non-recurrence of provision releases in 2012, and the Edcon acquisition in Barclaycard

  -            Higher impairment in Europe reflected exposure to the renewable energy sector in Spain and weaker performance in European mortgages

 Cost Performance

- Adjusted operating expenses increased £1,331m to £19,893m, reflecting £1,209m of costs to achieve Transform, £220m provisions for litigation and regulatory penalties in Q413 in the Investment Bank, mainly relating to the US residential mortgage-related business and UK bank levy of £504m (2012: £345m). The Group's cost target for 2015 remains at £16.8bn excluding costs to achieve Transform

- Total compensation costs decreased 1% to £9,616m. Total compensation costs in the Investment Bank werebroadly flat at £4,634m (2012: £4,667m). The Investment Bank compensation to income ratio rose to 43.2% (2012: 39.6%) primarily due to a decrease in income

Taxation

- The effective tax rate on adjusted profit before tax increased to 39.0% (2012: 28.4%), mainly due to a charge of £440m reflecting the write down of deferred tax assets in Spain. The adjusted effective tax rate excluding the write down was 30.5% (2012: 28.4%), which primarily reflected profits outside of the UK taxed at local statutory tax rates that are higher than the UK statutory tax rate of 23.25% (2012: 24.5%) and the impact of the increase in the non deductible UK bank levy to £504m (2012: £345m). The effective tax rate on statutory profit before tax decreased to 54.8% (2012: 77.3%)

Returns

- Adjusted return on average shareholders' equity decreased to 4.5% (2012: 9.0%) principally reflecting the decrease in profit before tax, £440m write down of deferred tax assets relating to Spain and the rights issue equity raised of £5.8bn. Adjusted return on average tangible shareholders' equity decreased to 5.3% (2012: 10.6%). Statutory return on average shareholders' equity improved to 1.0% (2012: negative 1.2%)

Group Finance Director's Review

Balance Sheet and Leverage

Balance Sheet

- Total assets decreased by 12% to £1,312bn from 31 December 2012, primarily reflecting decreases in derivative assets, due to increases in forward interest rates and exposure reduction initiatives with central clearing parties and a reduction in cash and balances at central banks due to a decrease in the liquidity pool

- Total loans and advances were £468bn (2012: £464bn) with an increase of £8.4bn in UK RBB including those acquired through Barclays Direct (previously ING Direct UK, acquired during Q113), £1.8bn growth within Barclaycard across the UK and international business and a £1.8bn increase within Wealth and Investment Management. These were offset by a £5.7bn decrease within Africa RBB primarily due to the depreciation of ZAR against GBP, with growth of 2% on a constant currency basis

- Customer accounts increased by 11% to £428bn due to a £19.5bn increase in UK RBB deposits, a £9.6bn increase within Wealth and Investment Management, primarily reflected in the High Net Worth business, and a £9.1bn increase in Corporate Banking, from UK deposit growth

- Total shareholders' equity including non-controlling interests, was £64bn (2012: £60bn). Excluding non-controlling interests, shareholders' equity increased £4.8bn to £55bn, reflecting a £7.4bn increase in share capital and share premium including £5.8bn from the issuance of 3.2bn additional shares through the rights issue and the issuance of £2.1bn equity accounted AT1 securities. These increases were partially offset by decreases in the cash flow hedging reserve of £1.8bn, due to increases in forward interest rates, the currency translation reserve of £1.2bn, driven by strengthening of GBP against USD and ZAR, dividends paid of £0.9bn, and a £0.5bn reduction due to an increase in retirement benefit liabilities

- Net asset value per share was 331p (2012: 414p) and net tangible asset value per share was 283p (2012: 349p). This decrease was mainly attributable to the issuance of shares, as part of the rights issue, and decreases in the cash flow hedging reserve and currency translation reserve

- As at 31 December 2013 the provision held for PPI redress was £971m (2012: £986m) and for interest rate hedging products redress was £1,169m (2012: £814m). There has been no significant change to the estimates of future expected costs since June 2013

Leverage

- Estimated PRA leverage exposure reduced £196bn from 30 June 2013 to £1,363bn driven by a reduction in derivative replacement costs, potential future exposures on derivatives and cash and balances at central banks. Approximately £55bn of the reduction in PRA leverage exposure, relatedto foreign exchange movements

Capital Management

- CRD IV fully loaded CET1 capital increased £3.0bn from 30 September 2013 to £40.4bn, principally due to the issuance of additional shares through the rights issue, partially offset by foreign currency movements of £0.8bn and increased regulatory deductions related to foreseeable dividends. CRD III Core Tier 1 capital was £46.8bn (30 September 2013: £42.0bn)

- CRD IV RWAs reduced £32bn during the year and £12bn during Q413 to £436bn, primarily driven by reductions in Exit Quadrant RWAs of £39bn and reductions in trading book exposures, partially offset by methodology changes. This reduction was primarily in the Investment Bank, where Exit Quadrant RWAs reduced £37bn to £42bn. CRD III RWAs reduced £32bn to £355bn during the year

- CRD IV CET1 ratio on a fully loaded basis was 9.3% (30 September 2013: 8.4% or 9.6% on a proforma post rights issue basis). This movement was mainly as a result of the rights issue and a decrease in RWAs offset by new regulatory deductions primarily related to foreseeable dividends. CRD III Core Tier 1 ratio strengthened to 13.2% (30 September 2013: 11.3%)

- The estimated PRA leverage ratio increased to just under 3.0% (30 June 2013: 2.2%), reflecting a reduction in the PRA leverage exposure of £196bn and an increase in eligible PRA adjusted Tier 1 Capital to £40.5bn (30 June 2013: £34.2bn). The increase included £2.1bn of AT1 securities and a £1.9bn reduction in PRA adjustments to CET1 to £2.2bn largely driven by an elimination of the additional PRA add-on for PVA. Refer to page 55 for further details. The estimated CRD IV fully loaded leverage ratio increased to 3.1% (30 June 2013: 2.5%)

Group Finance Director's Review

Funding and Liquidity

- In 2013, we reduced the liquidity pool by £23bn to £127bn. This was consistent with reducing the large Liquidity Risk Appetite (LRA) and Liquidity Coverage Ratio (LCR) surpluses to support the leverage plan and to optimise the cost of liquidity, while maintaining compliance with internal liquidity risk appetite and external regulatory requirements.

- The liquidity pool consists of cash and deposits with central banks and high quality government bonds, which together accounted for 83% (2012: 87%) of the pool

- The estimated LCR was 102% (2012: 126%) based upon the latest standards published by the Basel Committee. This is equivalent to a surplus of £2bn above the 100% ratio (2012: £32bn)

- The estimated Net Stable Funding Requirement (NSFR) was 110% (2012: 112%), resulting in a £40bn (2012: £49bn) excess above the 100% ratio requirement

- The loan to deposit ratio for the Group decreased to 101% (2012: 110%) as a result of strong growth in customer deposits in UK RBB, Corporate Banking and Wealth and Investment Management

- Total wholesale funding outstanding (excluding repurchase agreements) was £186bn (2012: £240bn), of which £82bn (2012: £102bn) matures in less than one year and £20bn matures within one month (2012: £29bn)

- The Group issued £1bn of net term funding during 2013, including $1bn of CRD IV compliant Tier 2 capital. Barclays has £24bn of term funding maturing in 2014 and £22bn in 2015. We expect to issue more public wholesale debt in 2014 than in 2013, albeit at lower levels than amounts maturing

Dividends

- A final dividend for 2013 of 3.5p per share will be paid on 28 March 2014 resulting in a total 6.5p dividend per share for the year. Total dividends paid to ordinary shareholders were £859m (2012: £733m), reflecting the additional shares issues as part of the rights issue

Outlook

- 2014 will be another year of transition, as we continue to make investments and focus on balance sheet optimisation and cost reduction.

Updated guidance on capital, leverage and dividends

- Barclays' current regulatory target is to meet a fully loaded CET1 ratio of 9% by 2019, plus a Pillar 2A add-on.  Under current PRA guidance, Pillar 2A will need to be met with 56% CET1 from 2015, which would equate to approximately 1.4% of RWAs if the requirement were to be applied today. The Pillar 2A add-on would be expected to vary over time according to the PRA's individual capital guidance

- The Group expects to achieve a 10.5% CRD IV CET1 ratio on a fully loaded basis in 2015. As Barclays builds capital over the transitional period to its end state structure, the Group would estimate reaching a range of 11.5-12.0% for the CRD IV CET1 ratio, once an internal management buffer, Pillar 2A and other regulatory considerations are taken into account. This indication is based on certain assumptions (refer page 55 for details) and does not include any Counter-Cyclical  Capital Buffer, additional Sectoral Capital Requirement or Systemic Risk Buffer

- The Group estimates reaching a PRA leverage ratio of at least 3.5% by the end of 2015 and a range of 3.5% to 4% beyond 2015, with an expected net reduction in leverage exposure of approximately £60bn, excluding foreign currency effects. Barclays expects the reduction in leverage exposure to below £1,300bn by 2015 to result in a minimal impact on current revenues but result in foregone revenue of around £300m in 2015

- Based on an initial high level impact analysis of the January 2014 Basel Committee on Banking Supervision (BCBS) proposal, we have estimated the changes could decrease the PRA leverage ratio by approximately 20 basis points, prior to management actions and any further rule changes

- The Group remains committed to a 40-50% dividend payout ratio over time, calculated as a proportion of adjusted earnings per share as determined by the Board. We expect to be at 40% from 2014 to allow focus on capital accretion

Tushar Morzaria, Group Finance Director

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement (Unaudited)

		Year Ended	Year Ended
Continuing Operations		31.12.13	31.12.12
	Notes1	£m	£m
Net interest income	2	11,600	11,654
Net fee and commission income		8,731	8,536
Net trading income		6,553	3,347
Net investment income		680	844
Net premiums from insurance contracts		732	896
Other income		148	332
Total income		28,444	25,609
Net claims and benefits incurred on insurance contracts		(509)	(600)
Total income net of insurance claims		27,935	25,009
Credit impairment charges and other provisions		(3,071)	(3,340)
Net operating income		24,864	21,669

Staff costs		(12,155)	(11,467)
Administration and general expenses	3	(7,817)	(7,095)
Operating expenses excluding provisions for PPI and interest rate hedging products redress		(19,972)	(18,562)
Provision for PPI redress	13	(1,350)	(1,600)
Provision for interest rate hedging products redress	13	(650)	(850)
Operating expenses		(21,972)	(21,012)

(Loss)/profit on disposal of undertakings and share of results of
associates and joint ventures		(24)	140
Profit before tax		2,868	797
Tax	4	(1,571)	(616)
Profit after tax		1,297	181

Attributable to:
Equity holders of the parent		540	(624)
Non-controlling interests	5	757	805
Profit after tax		1,297	181

Earnings per Share from Continuing Operations
Basic earnings/(loss) per ordinary share	6	3.8p	(4.8p)
Diluted earnings/(loss) per ordinary share	6	3.7p	(4.8p)

1        For notes to the Financial Statements see pages 99  to 122.

Condensed Consolidated Financial Statements Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (Unaudited)

		Year Ended	Year Ended
Continuing Operations		31.12.13	31.12.12
	Notes1	£m	£m
Profit after tax		1,297	181

Other comprehensive (loss)/profit that may be recycled to profit or loss:
Currency translation reserve	17	(1,767)	(1,548)
Available for sale reserve	17	(382)	546
Cash flow hedge reserve	17	(1,890)	662
Other		(37)	96
Total comprehensive loss that may be recycled to profit or loss		(4,076)	(244)

Other comprehensive loss not recycled to profit or loss:
Retirement benefit remeasurements	17	(515)	(1,235)

Other comprehensive loss for the period		(4,591)	(1,479)

Total comprehensive loss for the period		(3,294)	(1,298)

Attributable to:
Equity holders of the parent		(3,406)	(1,894)
Non-controlling interests		112	596
Total comprehensive loss for the period		(3,294)	(1,298)

1        For notes, see pages 99  to 122.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet (Unaudited)

		As at	As at
Assets		31.12.13	31.12.12
	Notes1	£m	£m
Cash and balances at central banks		45,687	86,191
Items in the course of collection from other banks		1,282	1,473
Trading portfolio assets		133,069	146,352
Financial assets designated at fair value		38,968	46,629
Derivative financial instruments	8	324,335	469,156
Loans and advances to banks		37,853	40,462
Loans and advances to customers		430,411	423,906
Reverse repurchase agreements and other similar secured lending		186,779	176,522
Available for sale investments		91,756	75,109
Current and deferred tax assets	4	5,026	3,815
Prepayments, accrued income and other assets		4,414	4,365
Investments in associates and joint ventures		653	633
Goodwill and intangible assets	11	7,685	7,915
Property, plant and equipment		4,216	5,754
Retirement benefit assets	14	133	53
Total assets		1,312,267	1,488,335

Liabilities
Deposits from banks		54,834	77,012
Items in the course of collection due to other banks		1,359	1,587
Customer accounts		427,902	385,411
Repurchase agreements and other similar secured borrowing		196,748	217,178
Trading portfolio liabilities		53,464	44,794
Financial liabilities designated at fair value		64,796	78,561
Derivative financial instruments	8	320,634	462,721
Debt securities in issue		86,693	119,525
Accruals, deferred income and other liabilities		12,934	12,532
Current and deferred tax liabilities	4	1,415	962
Subordinated liabilities	12	21,695	24,018
Provisions	13	3,886	2,766
Retirement benefit liabilities	14	1,958	1,282
Total liabilities		1,248,318	1,428,349

Shareholders' Equity
Called up share capital and share premium	15	19,887	12,477
Other equity instruments	16	2,063	-
Other reserves	17	249	3,674
Retained earnings		33,186	34,464
Shareholders' equity excluding non-controlling interests		55,385	50,615
Non-controlling interests	5	8,564	9,371
Total shareholders' equity		63,949	59,986

Total liabilities and shareholders' equity		1,312,267	1,488,335

1        For notes, see pages 99  to 122.

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Year Ended 31.12.13	Called up Share Capital and Share Premium1	Other Equity Instruments1	Other Reserves1	Retained Earnings	Total	Non-controlling Interests2	Total Equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2013	12,477	-	3,674	34,464	50,615	9,371	59,986
Profit after tax	-	-	-	540	540	757	1,297
Currency translation movements	-	-	(1,201)	-	(1,201)	(566)	(1,767)
Available for sale investments	-	-	(379)	-	(379)	(3)	(382)
Cash flow hedges	-	-	(1,826)	-	(1,826)	(64)	(1,890)
Retirement benefit remeasurements	-	-	-	(503)	(503)	(12)	(515)
Other	-	-	-	(37)	(37)	-	(37)
Total comprehensive (loss)/income for the year	-	-	(3,406)	-	(3,406)	112	(3,294)
Issue of new ordinary shares	6,620	-	-	-	6,620	-	6,620
Issue of shares under employee share schemes	790	-	-	689	1,479	-	1,479
Issue of other equity instruments	-	2,063	-	-	2,063	-	2,063
Increase in treasury shares	-	-	(1,066)	-	(1,066)	-	(1,066)
Vesting of shares under employee share schemes	-	-	1,047	(1,047)	-	-	-
Dividends paid	-	-	-	(859)	(859)	(813)	(1,672)
Other reserve movements	-	-	-	(61)	(61)	(106)	(167)
Balance at 31 December 2013	19,887	2,063	249	33,186	55,385	8,564	63,949

Year Ended 31.12.12
Balance at 1 January 2012	12,380	-	3,837	37,189	53,406	9,607	63,013
(Loss)/profit after tax	-	-	-	(624)	(624)	805	181
Currency translation movements	-	-	(1,289)	-	(1,289)	(259)	(1,548)
Available for sale investments	-	-	502	-	502	44	546
Cash flow hedges	-	-	657	-	657	5	662
Retirement benefit remeasurements	-	-	-	(1,235)	(1,235)	-	(1,235)
Other	-	-	-	95	95	1	96
Total comprehensive income for the period	-	-	(130)	(1,764)	(1,894)	596	(1,298)
Issue of shares under employee share schemes	97	-	-	717	814	-	814
Increase in treasury shares	-	-	(979)	-	(979)	-	(979)
Vesting of shares under employee share schemes	-	-	946	(946)	-	-	-
Dividends paid	-	-	-	(733)	(733)	(694)	(1,427)
Other reserve movements	-	-	-	1	1	(138)	(137)
Balance at 31 December 2012	12,477	-	3,674	34,464	50,615	9,371	59,986

1        Details of Share Capital, Other Equity Instruments and Other Reserves are shown on page 112.
2       Details of Non-controlling Interests are shown on page 102.

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement (Unaudited)

	Year Ended	Year Ended
Continuing Operations	31.12.13	31.12.12
	£m	£m
Profit before tax	2,868	797
Adjustment for non-cash items	6,581	12,425
Changes in operating assets and liabilities	(33,065)	(25,529)
Corporate income tax paid	(1,558)	(1,516)
Net cash from operating activities	(25,174)	(13,823)
Net cash from investing activities	(22,645)	(7,097)
Net cash from financing activities	5,910	(2,842)
Effect of exchange rates on cash and cash equivalents	198	(4,111)
Net decrease in cash and cash equivalents	(41,711)	(27,873)
Cash and cash equivalents at beginning of the period	121,896	149,769
Cash and cash equivalents at end of the period	80,185	121,896

Blank page inserted for pagination purposes

Results by Business

UK Retail and Business Banking
	Year Ended	Year Ended

Income Statement Information	31.12.13	31.12.12	YoY
	£m	£m	% Change
Net interest income	3,395	3,190	6
Net fee and commission income	1,098	1,154	(5)
Net premiums from insurance contracts	46	74	(38)
Other income/(expense)	1	(1)
Total income	4,540	4,417	3
Net claims and benefits incurred under insurance contracts	(17)	(33)	(48)
Total income net of insurance claims	4,523	4,384	3
Credit impairment charges and other provisions	(347)	(269)	29
Net operating income	4,176	4,115	1

Operating expenses (excluding UK bank levy, provision for PPI redress and Costs to achieve Transform)	(2,812)	(2,877)	(2)
UK bank levy	(21)	(17)	24
Provision for PPI redress	(660)	(1,180)	(44)
Costs to achieve Transform	(175)	-
Operating expenses	(3,668)	(4,074)	(10)

Other net income	27	4
Profit before tax	535	45

Adjusted profit before tax1	1,195	1,225	(2)
Adjusted attributable profit1,2	917	875	5

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£136.5bn	£128.1bn	7
Customer deposits	£135.5bn	£116.0bn	17
Total assets3	£152.9bn	£134.6bn	14
Risk weighted assets - CRD III3	£44.1bn	£39.1bn	13
Risk weighted assets - CRD IV fully loaded3	£44.1bn

90 day arrears rates - Personal loans	1.2%	1.3%
90 day arrears rates - Home loans	0.3%	0.3%
Average LTV of mortgage portfolio4	56%	59%
Average LTV of new mortgage lending4	64%	65%

Number of customers	16.7m	15.8m

Number of branches	1,560	1,593

Number of employees (full time equivalent)	32,900	33,000

	Adjusted1	Statutory

Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity	20.0%	22.9%	8.5%	(0.6%)
Return on average equity	11.5%	12.3%	4.9%	(0.3%)
Return on average risk weighted assets	2.2%	2.5%	1.0%	0.0%
Cost: income ratio	67%	66%	81%	93%
Loan loss rate (bps)	25	21	25	21

1     Adjusted profit before tax, adjusted attributable profit and adjusted performance measures excludes the impact of the provision for PPI redress of £660m (2012: £1,180m).
2     Adjusted attributable profit includes profit after tax and non-controlling interests.
3     2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
4     Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis. The comparative figure was restated following a detailed review of the LTV's post migration to a new data management system.

Results by Business

UK Retail and Business Banking

UK RBB performed well in 2013, growing at a faster rate than the market in key products, including increasing its stock share of mortgages. UK RBBcontinued to support the UK economy; advancing £1.8bn of gross new term lending to small businesses and helping 120,000 start-ups. The number of customers using digital channels grew substantially in 2013; mobile banking usage increased by 150% to 2.3 million customersand Pingit users doubled to over 1 million customers.

UK RBB continued to restructure and invest in the business as part of the Transform strategy.  During the year the business incurred £175m of costs to achieve Transform, relating to a reduction in operational sites, the announcement of staff redundancies in the Retail Bank and of the introduction of small format branches into Asda stores. The business also continued to contribute to the communities in which it operates; our apprentice programme offered 1,000 apprenticeships across Barclays this year, with a commitment to double that figure by 2015.Lifeskills, our programme designed to give young people access to the skills, information and opportunities they need to help them gain employment, has so far reached out to 276,000 young people.

 Income Statement - 2013 compared to 2012

- Net interest income increased 6% to £3,395m driven by strong mortgage growth and contribution from Barclays Direct (previously ING Direct UK, acquired during Q113). Net interest margin was down 6bps to 129bps primarily reflecting reduced contributions from structural hedges, however, customer generated margin increased from 102bps to 106bps

-  Customer asset margin increased 15bps to 122bps driven by lower funding costs and increased customer rates on new mortgage lending

-  Customer liability margin decreased 8bps to 89bps reflecting lower funding rates

- Net fee and commission income declined 5% to £1,098m primarily due to lower fees from customers

- Credit impairment charges increased £78m to £347m primarily due to the non-recurrence of provision releases in 2012 relating to unsecured lending and mortgages. Excluding this, impairment was broadly in line with prior year

- Adjusted operating expenses increased 4% to £3,008m due to costs to achieve Transform of £175m. Statutory operating expenses decreased 10% to £3,668m due to the lower charge for PPI redress of £660m (2012: £1,180m)

- Adjusted profit before tax decreased 2% to £1,195m, while statutory profit before tax was £535m (2012: £45m)

Income Statement - Q413 compared to Q313

- Profit before tax decreased 40% to £212m due to costs to achieve Transform of £119m (Q313: £29m) and the UK bank levy of £21m (Q313: £nil)

Balance Sheet - 31 December 2013 compared to 31 December 2012

- Loans and advances to customers increased 7% to £136.5bn due to Barclays Direct, which added £4.4bn, and other mortgage growth

-  Mortgage balances increased to £122.8bn (2012: £114.7bn), giving an increase in share of UK stock balance to 9.9% (2012: 9.4%). Gross new mortgage lending was £17.1bn (2012: £18.2bn) and mortgage repayments were £14.4bn (2012: £10.6bn)

-  Portfolio quality continued to improve with an average balance weighted Loan to Value (LTV) ratio on the mortgage portfolio (including Buy to Let) of 56% (2012: 59%). Average balance weighted LTV of new mortgage lending was 64% (2012: 65%)

- Customer deposits increased 17% to £135.5bn driven by growth in savings and Barclays Direct, which added £6.2bn

- Total assets increased 14% to £152.9bn driven by the allocation of liquidity pool assets previously held centrally, and growth in loans and advances to customers

- CRD III RWAs increased 13% to £44.1bn primarily driven by Barclays Direct and mortgage asset growth

Results by Business

Europe Retail and Business Banking
	Year Ended	Year Ended

Income Statement Information	31.12.13	31.12.12	YoY
	£m	£m	% Change
Net interest income	420	428	(2)
Net fee and commission income	187	248	(25)
Net investment income	78	52	50
Net premiums from insurance contracts	276	331	(17)
Other income	13	8	63
Total income	974	1,067	(9)
Net claims and benefits incurred under insurance contracts	(308)	(359)	(14)
Total income net of insurance claims	666	708	(6)
Credit impairment charges and other provisions	(287)	(257)	12
Net operating income	379	451	(16)

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(813)	(787)	3
UK bank levy	(26)	(20)	30
Costs to achieve Transform	(403)	-
Operating expenses	(1,242)	(807)	54

Other net (expense)/income	(133)	13
Loss before tax	(996)	(343)
Attributable loss1	(964)	(277)

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£37.0bn	£39.2bn	(6)
Customer deposits	£16.3bn	£17.6bn	(7)
Total assets2	£45.0bn	£46.1bn	(2)
Risk weighted assets - CRD III2	£15.9bn	£15.8bn	1
Risk weighted assets - CRD IV fully loaded2	£16.2bn

90 day arrears rate - Home loans	0.8%	0.8%
Average LTV of mortgage portfolio - Spain3	63%	65%
Average LTV of mortgage portfolio - Italy3	60%	60%
Average LTV of mortgage portfolio - Portugal3	76%	78%

Number of customers	1.8m	2.0m

Number of branches	572	923
Number of sales centres	61	219
Number of distribution points	633	1,142

Number of employees (full time equivalent)	5,900	7,500
EUR/£ - Period end	1.20	1.23
EUR/£ - Average	1.18	1.23

	Adjusted	Statutory

Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity	(49.6%)	(14.2%)	(49.6%)	(14.2%)
Return on average equity	(45.2%)	(12.9%)	(45.2%)	(12.9%)
Return on average risk weighted assets	(5.7%)	(1.7%)	(5.7%)	(1.7%)
Cost: income ratio	186%	114%	186%	114%
Loan loss rate (bps)	75	64	75	64

1        Attributable loss includes profit after tax and non-controlling interests.
2       2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
3        Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Results by Business

Europe Retail and Business Banking

Europe RBB continued to focus on restructuring the cost base of its European business in 2013, as part of the Transform strategy. During the year the business reduced full time equivalent employees by 1,600 and closed over 500 distribution points.  Europe RBB also rolled out a new Premier customer proposition, targeting profitable growth from the mass affluent segment, in a drive to increase margins.

Risk has been a focus in the face of challenging economic conditions across Europe and a dedicated asset optimisation team was established to reduce redenomination risk and accelerate run off of the £21.3bn (2012: £22.9bn) low margin Exit Quadrant assets.

 Income Statement - 2013 compared to 2012

- Income declined 6% to £666m, reflecting actions taken to reduce assets, particularly in Spain and Italy, to address the continuing economic challenges across Europe, partially offset by an increase due to foreign currency movements

-     Net interest income declined 2% to £420m due to the decline in average customer balances. Net interest margin remained broadly in line at 79bps (2012: 78bps) with improved pricing offset by higher funding costs

- Net fee and commission income declined 25% to £187m, reflecting reduced business volumes

- Net premiums from insurance contracts declined 17% to £276m due to reduced business volumes, following rationalisation of product offerings, leading to a corresponding 14% decline in net claims and benefits to £308m

- Credit impairment charges increased 12% to £287m due to exposure to the renewable energy sector in Spain, foreign currency movements and increased coverage for high risk mortgage customers.  This was offset in part by improvement in collections performance

- Operating expenses increased by £435m to £1,242m, almost entirely reflecting costs to achieve Transform of £403m. These related to restructuring costs to significantly downsize the distribution network, with the remaining increase driven by foreign currency movements partially offset by cost savings resulting from restructuring

- Other net expense increased by £146m to £133m due to a valuation adjustment relating to contractual obligations to trading partners, based in locations affected by our restructuring plans

- Loss before tax increased £653m to £996m, including costs to achieve Transform of £403m and an increase in other net expenses

- Attributable loss increased to £964m (2012: £277m), including the impact of a deferred tax assets write down relating to Spain and the increase in loss before tax

Income Statement - Q413 compared to Q313

- Loss before tax of £181m (Q313: £106m), mainly reflects an increase in operating expenses, including restructuring costs to achieve Transform of £46m, UK bank levy of £26m and higher impairment charges of £11m, primarily in Spain

Balance Sheet - 31 December 2013 compared to 31 December 2012

- Loans and advances to customers fell by 6% to £37.0bn, driven by asset reduction activityas part of the Transform strategy, partially offset by foreign currency movements

- Mortgage balances decreased to £33.6bn (2012: £34.8bn)

- The average balance weighted LTV ratio on the Spain mortgage portfolio was 63% (2012: 65%), on the Italy mortgage portfolio was 60% (2012: 60%) and the Portugal mortgage portfolio was 76% (2012: 78%)

- Customer deposits reduced by 7% to £16.3bn with customer attrition partially offset byforeign currency movements

- Total assets reduced by 2% to £45.0bn driven by the reduction in loans and advances to customers

- CRD III RWAs remained broadly flat at £15.9bn (2012: £15.8bn), with a reduction in Exit Quadrant RWAs offset by changes due to the treatment of forbearance

Results by Business

Africa Retail and Business Banking

Income Statement Information	Year Ended 31.12.13	Year Ended 31.12.12	YoY	Year Ended 31.12.13	Year Ended 31.12.12	YoY
Constant currency
	£m	£m	% Change	£m	£m	% Change
Net interest income	1,437	1,654	(13)	1,689	1,654	2
Net fee and commission income	924	1,065	(13)	1,082	1,065	2
Net premiums from insurance contracts	359	417	(14)	419	417	-
Other income/(expense)	81	(1)		96	(1)
Total income	2,801	3,135	(11)	3,286	3,135	5
Net claims and benefits incurred under insurance contracts	(184)	(207)	(11)	(215)	(207)	4
Total income net of insurance claims	2,617	2,928	(11)	3,071	2,928	5

Credit impairment charges and other provisions	(324)	(632)	(49)	(374)	(632)	(41)
Net operating income	2,293	2,296		2,697	2,296	17

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(1,842)	(1,960)	(6)	(2,145)	(1,960)	9

UK bank levy	(28)	(24)	17	(28)	(24)	17
Costs to achieve Transform	(26)	-		(26)	-
Operating expenses	(1,896)	(1,984)	(4)	(2,199)	(1,984)	11

Other net income	7	10	(30)	8	10	(20)
Profit before tax	404	322	25	506	322	57
Attributable profit/(loss)1	9	(4)		41	(4)

Balance Sheet Information and Key Facts

Loans and advances to customers at amortised cost	£24.2bn	£29.9bn	(19)	£30.6bn	£29.9bn	2
Customer deposits	£16.9bn	£19.5bn	(13)	£21.1bn	£19.5bn	8
Total assets2	£33.5bn	£42.2bn	(21)	£41.9bn	£42.2bn	(1)
Risk weighted assets - CRD III2	£22.4bn	£24.5bn	(9)
Risk weighted assets - CRD IV2	£22.8bn

90 day arrears rate - Home loans	0.7%	1.6%
90 day arrears rate - unsecured lending	2.6%	3.1%
Average LTV of mortgage portfolio3	62%	66%
Average LTV of new mortgage lending3	75%	76%

Number of customers	12.1m	13.5m

Number of branches	1,268	1,339
Number of sales centres	128	112
Number of distribution points	1,396	1,451

Number of employees (full time equivalent)	41,300	40,500

ZAR/£ - Period end	17.37	13.74
ZAR/£ - Average	15.10	13.03

	Adjusted	Statutory
Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity 4	0.8%	(0.2%)	0.8%	(0.2%)
Return on average equity	0.4%	(0.1%)	0.4%	(0.1%)
Return on average risk weighted assets	0.9%	0.7%	0.9%	0.7%
Cost: income ratio	72%	68%	72%	68%
Loan loss rate (bps)	128	202	128	202

1        Attributable profit includes profit after tax and non-controlling interests.
2       2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
3        Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.
4       Return on average tangible equity for 2012 has been revised to exclude amounts relating to Absa Group's non-controlling interests.

Results by Business

Africa Retail and Business Banking

During 2013, Africa RBB embarked on a three year turnaround programme under a new leadership team, aimed at aligning the business to the Transform objectives, while focusing on customer growth and cost efficiencies.

2013 results were affected by increased competition, a changing regulatory environment and foreign exchange movements, as average ZAR depreciated 16% against GBP. However, on a constant currency basis, PBT was up 57%, largely as a result of lower impairment provisions on the South African home loans recovery book. The business incurred £26m of costs to achieve Transform which supported the re-shaping of the branch network and ongoing work on digitalisation of customer channels and products.

While 2013 saw a good start to the turnaround programme in Africa RBB, there remains more work to be done to generate sustainable returns going forward.

 Income Statement - 2013 compared to 2012

•     Income declined 11% to £2,617m driven by foreign currency movements, partially offset by the non-recurrence of fair value adjustments in the commercial property finance portfolio in the prior year. On a constant currency basis, income improved 5%, despite continued pressure on transaction volumes in a competitive environment

•     Net interest income declined 13% to £1,437m. On a constant currency basis, net interest income improved 2%. Net interest margin was down 3bps to 316bps

-  Customer asset margin remained stable at 310bps, with continued focus on competitive pricing of key products including home loans, personal loans and vehicle and asset finance

-  Customer liability margin decreased 2bps to 273bps driven by increased competition and a change in product mix towards lower margin savings products

•     Net fee and commission income declined 13% to £924m. On a constant currency basis, income increased 2%

•     Credit impairment charges decreased 49% to £324m. On a constant currency basis, credit impairment charges decreased 41% due to lower provisions on the South African home loans recovery book and business banking portfolio. This decrease was partly offset by deterioration in the South African unsecured lending portfolio due to the challenging economic environment. This fall in impairment resulted in a loan loss rate of 128bps (2012: 202bps)

•     Operating expenses decreased 4% to £1,896m. On a constant currency basis, costs increased 11% driven by a combination of increased investment spend on infrastructure and inflation increases in South Africa

•     Profit before tax increased 25% to £404m, primarily due to lower credit impairment charges in the South African home loans recovery book and business banking portfolio, along with the non-recurrence of fair value adjustments on the commercial property finance portfolio in the prior year

Income Statement - Q413 compared to Q313

•     Profit before tax of £60m (Q313: £132m) was lower due to the UK bank levy in Q413 and higher costs to achieve Transform, in addition to further depreciation of ZAR

Balance Sheet - 31 December 2013 compared to 31 December 2012

•     Period end ZAR depreciated against GBP by 26%. The deterioration was a significant contributor to the movement in the reported results.  Currency movements in other African countries did not have a material impact

•     Loans and advances to customers decreased 19% to £24.2bn as depreciation of ZAR against GBP offset growth of 2%, particularly in vehicle and asset finance

-  Average balance weighted LTV ratio on the mortgage portfolio was 62% (2012: 66%). Average balance weighted LTV of new mortgage lending was 75% (2012: 76%)

•     Customer deposits decreased 13% to £16.9bn. On a constant currency basis, deposits increased 8% reflecting growth in individual deposits, particularly in investment products

•     Total assets decreased 21% to £33.5bn driven by depreciation of ZAR against GBP. On a constant currency basis, total assets were broadly in line

•     CRD III RWAs decreased 9% to £22.4bn, primarily due to the depreciation of ZAR against GBP, partially offset by balance sheet growth

Results by Business

Barclaycard
	Year Ended	Year Ended

Income Statement Information	31.12.13	31.12.12	YoY
	£m	£m	% Change
Net interest income	3,318	3,009	10
Net fee and commission income	1,435	1,292	11
Net premiums from insurance contracts	26	36	(28)
Other income	7	7	-
Total income net of insurance claims	4,786	4,344	10
Credit impairment charges and other provisions	(1,264)	(1,049)	20
Net operating income	3,522	3,295	7

Operating expenses (excluding UK bank levy, provision for PPI redress and costs to achieve Transform)	(1,975)	(1,826)	8
UK bank levy	(24)	(16)	50
Provision for PPI redress	(690)	(420)	64
Costs to achieve Transform	(49)	-
Operating expenses	(2,738)	(2,262)	21

Other net income	33	29	14
Profit before tax	817	1,062	(23)

Adjusted profit before tax1	1,507	1,482	2
Adjusted attributable profit1,2	1,006	975	3

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£35.6bn	£33.8bn	5
Customer deposits	£5.2bn	£2.8bn	86
Total assets3	£38.9bn	£38.2bn	2
Risk weighted assets - CRD III3	£41.1bn	£37.8bn	9
Risk weighted assets - CRD IV fully loaded3	£40.5bn

30 day arrears rates - UK cards	2.4%	2.5%
30 day arrears rates - US cards	2.1%	2.4%
30 day arrears rates - South Africa cards4	8.1%	7.4%

Total number of Barclaycard customers	35.5m	32.8m
Total number of Barclaycard clients	350,200	315,500
Value of payments processed	£254bn	£235bn

Number of employees (full time equivalent)	12,100	11,100

	Adjusted1	Statutory

Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity	24.5%	26.9%	11.1%	18.0%
Return on average equity	18.4%	19.8%	8.3%	13.3%
Return on average risk weighted assets	2.8%	3.1%	1.4%	2.2%
Cost: income ratio	43%	42%	57%	52%
Loan loss rate (bps)	337	294	337	294

1     Adjusted profit before tax, adjusted attributable profit and adjusted performance measures excludes the impact of the provision for PPI redress of £690m (2012: £420m).
2     Adjusted attributable profit includes profit after tax and non-controlling interests.
3     2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
4     2012 30 day arrears rates on South Africa cards restated to reflect the Edcon portfolio acquisition.

Results by Business

Barclaycard

Barclaycard continued to grow in all markets, delivering 10% income growth, with a net increase of nearly three million new customers in 2013.  The business continued to innovate, including working with Transport for London on their acceptance of contactless cards for over six and a half million bus journeys in the UK and launching Bespoke, a digital offers product, with over 800,000 registered customers, more than half being new customers to Barclays.  Barclaycard continued to deliver adjusted profit growth and strong return on average equity.

The business incurred £49m of costs to achieve Transform, as it continued to seek to become the 'Go-To' bank for consumer payments, by providing customers with solutions that are simple and offer clear value.  The business looked to improve customer service through operational enhancements, including the implementation of one credit card management platform across continental Europe.

Barclaycard continued to support the UK economy, offering £15.8bn in new lending to businesses and households in 2013.

Income Statement - 2013 compared to 2012

- Income improved 10% to £4,786m reflecting continued net lending growth and contributions from 2012 portfolio acquisitions

-    UK income increased by 6% to £2,747m reflecting net lending growth and lower funding costs

-    International income improved 17% to £2,039m reflecting contributions from 2012 portfolio acquisitions and higher customer asset balances in the US and Germany

- Net interest income increased by 10% to £3,318m driven by volume growth and a lower impact from structural hedges

-    Customer asset margin remained broadly stable at 9.39% with average customer assets increasing 8% to £36.3bn due to 2012 portfolio acquisitions and business growth

-    Customer liability margin was negative 0.29% reflecting deposit funding initiatives in the US and Germany

- Net fee and commission income improved 11% to £1,435m due to increased payment volumes, predominantly in the US and UK

- Credit impairment charges increased 20% to £1,264m primarily driven by the impact of portfolio acquisitions, and non-recurrence of provision releases in 2012

-    Impairment loan loss rates on consumer credit cards remained broadly stable at 366bps (2012: 359bps) in the UK, remained flat at 268bps in the US, and increased by 421bps to 581bps in South Africa due to the Edcon acquisition driving a change in product mix

-    30 day arrears rates for consumer cards in the UK were down 10bps to 2.4%, in the US were down 30bps to 2.1% and in South Africa were up 70bps to 8.1%

- Adjusted operating expenses increased 11% to £2,048m reflecting increased costs from 2012 portfolio acquisitions, net lending growth, higher operating losses and costs to achieve Transform. Statutory operating expenses increased 21% to £2,738m due to the increased charge for PPI redress of £690m (2012: £420m)

- Adjusted profit before tax improved 2% to £1,507m driven by the US and UK card portfolios, while statutory profit before tax decreased to £817m (2012: £1,062m) due to the increased charge for PPI redress

Income Statement - Q413 compared to Q313

- Profit before tax decreased 16% to £335m driven by the UK bank levy, costs to achieve Transform and depreciation of USD and ZAR against GBP

Balance Sheet - 31 December 2013 compared to 31 December 2012

- Total assets increased 2% to £38.9bn primarily driven by the increase in loans and advances to customers across the UK and international businesses

- Customer deposits increased by £2.4bn to £5.2bn due to funding initiatives in the US and Germany

- CRD III RWAs increased 9% to £41.1bn primarily driven by asset growth and model changes in order to meet changes in regulatory guidance

Results by Business

Investment Bank
	Year Ended	Year Ended

Income Statement Information	31.12.13	31.12.12	YoY
	£m	£m	% Change
Net interest income	349	530	(34)
Net fee and commission income	3,236	3,029	7
Net trading income	6,610	7,688	(14)
Net investment income	530	521	2
Other income	8	7	14
Total income	10,733	11,775	(9)
Credit impairment charges and other provisions	(220)	(204)	8
Net operating income	10,513	11,571	(9)

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(7,417)	(7,425)	-
UK bank levy	(333)	(206)	62
Costs to achieve Transform	(262)	-
Operating expenses	(8,012)	(7,631)	5

Other net income	22	50	(56)
Profit before tax	2,523	3,990	(37)
Attributable profit1	1,548	2,680	(42)

Balance Sheet Information and Key Facts
Loans and advances to banks and customers at amortised cost2	£143.8bn	£143.5bn	-
Customer deposits2	£81.9bn	£75.9bn	8
Total assets3	£863.8bn	£1,073.7bn	(20)
Risk weighted assets - CRD III3	£142.6bn	£177.9bn	(20)
Risk weighted assets - CRD IV fully loaded3	£221.6bn

Average DVaR (95%)	£29m	£38m
Number of employees (full time equivalent)	26,200	25,600

Adjusted	Statutory

Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity	8.5%	13.1%	8.5%	13.1%
Return on average equity	8.2%	12.7%	8.2%	12.7%
Return on average risk weighted assets	1.0%	1.6%	1.0%	1.6%
Cost: income ratio	75%	65%	75%	65%
Compensation: income ratio	43.2%	39.6%	43.2%	39.6%
Loan loss rate (bps)	14	13	14	13

1     Attributable profit includes profit after tax and non-controlling interests.
2     As at 31 December 2013 loans and advances included £112bn of loans and advances to customers (including settlement balances of £35.4bn and cash collateral of £36bn) and loans and advances to banks of £31.8bn (including settlement balances of £5.2bn and cash collateral of £14.7bn). Customer deposits included £34.5bn relating to settlement balances and £27bn relating to cash collateral.
3     2013 total assets and risk weighted assets reflect a reallocation of liquidity pool assets to other businesses.

Results by Business

Investment Bank

The Investment Bank continued to make progress in delivering part of the Transform strategy in 2013, with a focus on driving cost and capital efficiency, strengthening the control environment, and capitalising on the build out of Equities and Investment Banking. The business incurred costs to achieve Transform of £262m, primarily related to restructuring across Europe, Asia and America.

CRD IV RWAs reduced to £221.6bn (30 June 2013: £254.1bn) through accelerated sell down of the Exit Quadrant assets and continued focus on driving efficiency in the ongoing business.

While industry FICC revenues reduced in 2013, strong growth was seen in the Equities franchise, which continued to outperform the market.

Income Statement - 2013 compared to 2012

	Year Ended	Year Ended
Analysis of Total Income	31.12.13	31.12.123	YoY
	£m	£m	% Change
Macro Products1	3,110	4,024	(23)
Credit Products1	2,427	2,654	(9)
FICC	5,537	6,678	(17)
Equities and Prime Services	2,672	2,183	22
Investment Banking	2,200	2,137	3
Principal Investments	62	206	(70)
Exit Quadrant2	262	571	(54)
Total income	10,733	11,775	(9)

- Total income decreased 9% to £10,733m, including a reduction of £309m relating to the Exit Quadrant

-      FICC income decreased 17% to £5,537m

•        Macro Products and Credit Products income decreased 23% to £3,110m and 9% to £2,427m respectively driven by Rates and Securitised products, as market uncertainty around central banks' tapering of quantitative easing programmes impacted activity. Europe and the US were particularly impacted, whilst Asia benefitted from improved currency income. The prior year benefitted from the European Long Term Refinancing Operation (LTRO) in H112, the ECB bond buying programme and reduced benchmark interest rates in H212

-      Equities and Prime Services income increased 22% to £2,672m reflecting higher commission income and increased client volumes

-      Investment Banking income increased 3% to £2,200m driven by increased equity underwriting fees, partly offset by declines in financial advisory activity

-      Principal Investments income declined to £62m (2012: £206m) due to disposals and lower private equity income

-       Exit Quadrant income reduced £309m to £262m due to accelerated disposals throughout 2013 and the prior year benefitting from higher gains on US residential mortgage assets and sale of, and gains on, US commercial real estate assets. 2013 included a gain of £259m as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition and current year reversal of £111m income relating to a litigation matter

- Net credit impairment charges of £220m (2012: £204m) were driven by a charge against a single name exposure in Q213

- Operating expenses increased 5% to £8,012m

-      Costs to achieve Transform of £262m primarily related to restructuring initiatives across Europe, Asia and America

-      UK bank levy increased 62% to £333m primarily due to an increase in the rate

-       Other costs include £325m (2012: £221m) relating to infrastructure improvement, including increased costs to meet the requirement of the Dodd-Frank Act, CRD IV and other regulatory reporting change projects.  There were provisions for litigation and regulatory penalties of £220m in Q413, mainly relating to US residential mortgage-related business. 2012 was impacted by a £193m penalty relating to the setting of inter-bank offered rates

- Including costs to achieve Transform, the cost: income ratio increased 10% to 75%. Compensation: income ratio increased to 43.2% (2012: 39.6%) with compensation costs broadly in line with prior year at £4,634m (2012: £4,667m). For further details refer to the Remuneration disclosure on page 40

- Profit before tax decreased 37% to £2,523m

1     Macro Products represent Rates, Currency and Commodities income.  Credit Products represent Credit and Securitised Products income.
2     The Exit Quadrant consist of the Investment Bank Exit Quadrant business units as detailed on page 46, income regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition and relevant litigation items.
3     2012 FICC and Exit Quadrant amounts restated to appropriately reflect the Exit Quadrant portfolio.

Results by Business

Income Statement - Q413 compared to Q412

- Income decreased 17% to £2,149m, including a reduction of £256m relating to the Exit Quadrant

-    FICC income decreased 16% to £1,085m, reflecting lower activity across a number of FICC businesses due to a less favourable trading environment

-    Equities and Prime Services income increased 9% to £496m driven by stronger performances in cash equities and equity derivatives due to improved market confidence and higher client activity

-    Investment Banking income reduced 5% to £590m as declines in financial advisory and debt underwriting activity were partially offset by improved fee income in equity underwriting

-    Exit Quadrant income reduced £256m to £(54)m, due to a £111m current year reversal of income relating to a litigation matter. The prior year benefitted from higher gains on US residential mortgage assets

- Operating expenses increased 33% to £2,464m

-    £87m (Q412: nil) costs to achieve Transform were incurred in Q413, primarily related to restructuring costs

-    UK bank levy increased 62% to £333m

-    Provisions for litigation and regulatory penalties of £220m in Q413, mainly relating to US residential mortgage-related business

-    Compensation costs increased to meet full year incentive awards. For further details refer to the Remuneration disclosure on page 40

- Loss before tax has reduced from a profit of £760m to a loss of £329m

Income Statement - Q413 compared to Q313

- Income increased 2% to £2,149m

-    FICC income increased 12% to £1,085m reflecting higher income in Macro Products driven by the rates, commodities and currency businesses, offset by a decline in Credit Products due to lower trading activity in credit positions

-    Equities and Prime Services income decreased 23% to £496m as performance in both cash and equity derivatives was impacted by reduced market volume and moderate volatility seen in Q413.  This was partially offset by higher income from Prime Services as client balances and activity increased

-    Investment Banking income increased 12% to £590m driven by improved performance across financial advisory and equity underwriting, as a result of increased activity, with debt underwriting in line with the prior quarter

- Operating expenses increased 51% to £2,464m

-    £87m (Q313: £6m) costs to achieve Transform

-    UK bank levy of £333m (Q313: nil)

-    Provisions for litigation and regulatory penalties of £220m in Q413, mainly relating to US residential mortgage-related business

-    Compensation costs increased to meet full year incentive awards. For further details refer to the Remuneration disclosure on page 40

Balance Sheet - 31 December 2013 compared to 31 December 2012

- Total assets decreased £209.9bn to £863.8bn, primarily reflecting decreases in derivative financial instruments, cash and balances at central banks, and trading portfolio assets

- CRD III RWAs decreased 20% to £142.6bn primarily driven by a reduction of sovereign exposures in the trading book, risk reductions in the trading book and Exit Quadrant RWAs

Results by Business

Corporate Banking
	Year Ended	Year Ended

Income Statement Information	31.12.13	31.12.12	YoY
	£m	£m	% Change
Net interest income	1,987	1,911	4
Net fee and commission income	992	998	(1)
Net trading income	97	87	11
Net investment income	12	23	(48)
Other income	27	27	-
Total income	3,115	3,046	2
Credit impairment charges and other provisions	(510)	(885)	(42)
Net operating income	2,605	2,161	21

Operating expenses (excluding UK bank levy, provision for interest rate hedging products redress and costs to achieve Transform)	(1,641)	(1,672)	(2)
UK bank levy	(51)	(39)	31
Provision for interest rate hedging products redress	(650)	(850)	(24)
Costs to achieve Transform	(114)	-
Operating expenses	(2,456)	(2,561)	(4)

Other net income	2	10	(80)
Profit/(loss) before tax	151	(390)

Adjusted profit before tax1	801	460	74
Adjusted attributable profit1,2	247	228	8

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£61.1bn	£64.3bn	(5)
Loans and advances to customers at fair value	£15.7bn	£17.6bn	(11)
Customer deposits	£108.7bn	£99.6bn	9
Total assets3	£113.9bn	£87.8bn	30
Risk weighted assets - CRD III3	£68.9bn	£70.9bn	(3)
Risk weighted assets - CRD IV fully loaded3	£70.5bn

Number of employees (full time equivalent)	12,800	13,000

	Adjusted1	Statutory

Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity	3.3%	3.1%	(3.6%)	(5.7%)
Return on average equity	3.1%	2.9%	(3.5%)	(5.4%)
Return on average risk weighted assets	0.5%	0.5%	(0.2%)	(0.4%)
Loan loss rate (bps)	77	127	77	127
Cost: income ratio	58%	56%	79%	84%

1     Adjusted profit before tax, adjusted attributable profit and adjusted performance measures exclude the provision for interest rate hedging products redress of £650m (2012: £850m).
2     Adjusted attributable profit includes profit after tax and non-controlling interests.
3     2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

Results by Business

Corporate Banking

Year Ended 31 December 2013	UK	Europe	RoW	Total
Income Statement Information	£m	£m	£m	£m
Income	2,330	250	535	3,115
Credit impairment charges and other provisions	(174)	(318)	(18)	(510)
Operating expenses (excluding UK bank levy, provision for interest rate hedging products redress and costs to achieve Transform)	(1,114)	(146)	(381)	(1,641)
UK bank levy	(39)	(6)	(6)	(51)
Provision for interest rate hedging products redress	(650)	-	-	(650)
Costs to achieve Transform	(56)	(23)	(35)	(114)
Other net income	1	-	1	2
Profit/(loss) before tax	298	(243)	96	151

Adjusted profit/(loss) before tax1	948	(243)	96	801
Adjusted attributable profit/(loss)1,2	731	(510)	26	247

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.0bn	£4.8bn	£6.3bn	£61.1bn
Loans and advances to customers at fair value	£15.7bn	-	-	£15.7bn
Customer deposits	£88.0bn	£9.1bn	£11.6bn	£108.7bn
Total assets3	£99.1bn	£5.5bn	£9.3bn	£113.9bn
Risk weighted assets - CRD III3	£52.2bn	£7.7bn	£9.0bn	£68.9bn

Performance Measures
Adjusted return on average equity	12.3%	(51.1%)	2.9%	3.1%
Statutory return on average equity	3.7%	(51.1%)	2.9%	(3.5%)

Year Ended 31 December 2012
Income Statement Information
Income	2,220	300	526	3,046
Credit impairment charges and other provisions	(284)	(542)	(59)	(885)
Operating expenses (excluding UK bank levy and provision for interest rate hedging products redress)	(1,082)	(156)	(434)	(1,672)
UK bank levy4	(26)	(7)	(6)	(39)
Provision for interest rate hedging products redress	(850)	-	-	(850)
Other net income	2	-	8	10
(Loss)/profit before tax	(20)	(405)	35	(390)

Adjusted profit/(loss) before tax1	830	(405)	35	460
Adjusted attributable profit/(loss)1,2	545	(281)	(36)	228

Balance Sheet Information
Loans and advances to customers at amortised cost	£51.5bn	£6.5bn	£6.3bn	£64.3bn
Loans and advances to customers at fair value	£17.6bn	-	-	£17.6bn
Customer deposits	£79.0bn	£8.2bn	£12.4bn	£99.6bn
Total assets3	£70.9bn	£7.9bn	£9.0bn	£87.8bn
Risk weighted assets - CRD III3	£49.9bn	£10.5bn	£10.5bn	£70.9bn

Performance Measures
Adjusted return on average equity	10.3%	(20.8%)	(4.4%)	2.9%
Return on statutory average equity	(1.8%)	(20.8%)	(4.4%)	(5.4%)

1        Adjusted profit before tax excludes the provision for interest rate hedging products redress of £650m (2012: £850m)
2       Adjusted attributable profit includes profit after tax and non-controlling interests..
3        2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
4       2012 UK bank levy of £39m previously reported in UK has been allocated across the regions.

Results by Business

Corporate Banking

Corporate Banking continued to make good progress in pursuing its turnaround strategy, which gained momentum in 2013.  During the year it rationalised its geographic footprint in Rest of World, increased sustainable returns from its ongoing business and continued to reduce Exit Quadrant assets in Europe.  All of these actions improved the risk profile, resulted in income generation from higher quality assets.

Performance improved across all regions in 2013, with the UK franchise continuing to deliver strong returns, generating 2013 adjusted return on average equity of 12.3% (2012: 10.3%). This was complemented by an increased contribution from Africa within Rest of World. Europe returns were adversely impacted by a write down of deferred tax assets relating to Spain. Costs to achieve Transform were incurred to further invest in the ongoing client business, as well as rationalise the offering within Europe and Rest of World.

Income Statement - 2013 compared to 2012

- Total income increased 2% to £3,115m reflecting an increase in UK income, partially offset by non-recurring income from a reduction in Exit Quadrant assets in Europe and previously exited businesses

- Net interest margin remained broadly flat at 121bps (2012: 124bps) as reduced funding rates offset between assets and liabilities

-    Customer asset margin increased 16bps to 133bps and customer liability margin reduced 14bps to 97bps following the reduction in funding rates

- Credit impairment charges declined 42% to £510m largely driven by Europe, which saw charges reduce by £224m to £318m following ongoing action to reduce exposure to the property and construction sector in Spain. Charges were also lower against large Corporate clients in the UK

- Adjusted operating expenses increased 6% to £1,806m including costs to achieve Transform of £114m, which primarily related to restructuring across all regions and the UK bank levy of £51m (2012: £39m). Statutory operating expenses improved 4% to £2,456m, due to a lower charge for interest rate hedging products redress of £650m (2012: £850m)

- Adjusted profit before tax improved 74% to £801m

-    UK adjusted profit before tax improved 14% to £948m driven by lower credit impairment charges andhigher income

-    Europe adjusted loss before tax improved 40% to £243m principally due to lower credit impairment charges, partially offset by reduced income from exited businesses and costs to achieve Transform

-    Rest of the World adjusted profit before tax improved £61m to £96m due to lower impairment and prior year costs reflecting the impact of exited businesses

- Statutory profit before tax was £151m (2012: loss of £390m) reflecting the reduced charge for interest rate hedging products redress

- Adjusted attributable profit of £247m (2012: £228m) was impacted by a write down of deferred tax assets relating to Spain

Income Statement - Q413 compared to Q313

- Adjusted profit before tax decreased 55% to £123m reflecting the impact of increased costs to achieve Transform from £13m to £60m and UK bank levy of £51m in Q413

Balance Sheet - 31 December 2013 compared to 31 December 2012

- Loans and advances to customers decreased 5% to £61.1bn driven by the rundown of Exit Quadrant portfolios in Europe and a reduction in client demand as working capital deposits increased in the UK

- Loans and advances to customers at fair value which consists of the Education, Social Housing and Local Authority (ESHLA) portfolio decreased 11% to £15.7bn from fair value adjustments reflecting rising long term interest rates and paydowns

- Customer deposits increased 9% to £108.7bn primarily due to the growth of UK deposits

- Total assets increased £26.1bn to £113.9bn reflecting a reallocation of liquidity pool assets previously held centrally

- CRD III RWAs decreased 3% to £68.9bn driven primarily by improvements in book quality and a reduction in Exit Quadrant RWAs, offset by the reallocation of liquidity pool assets previously held centrally

Results by Business

Wealth and Investment Management
	Year Ended	Year Ended

Income Statement Information	31.12.13	31.12.12	YoY
	£m	£m	% Change
Net interest income	859	856	-
Net fee and commission income	968	948	2
Net trading and investment income	18	16	13
Other expense	(6)	-
Total income	1,839	1,820	1
Credit impairment charges and other provisions	(121)	(38)
Net operating income	1,718	1,782	(4)

Operating expenses (excluding UK bank levy, goodwill impairment and costs to achieve Transform)	(1,586)	(1,505)	5
UK bank levy	(6)	(4)	50
Goodwill impairment	(79)	-
Costs to achieve Transform	(158)	-
Operating expenses	(1,829)	(1,509)	21

Other net income	13	1
(Loss)/profit before tax	(98)	274

Adjusted (loss)/profit before tax1	(19)	274
Adjusted attributable (loss)/profit2	(24)	222

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£23.1bn	£21.3bn	8
Customer deposits	£63.4bn	£53.8bn	18
Total assets3	£37.6bn	£24.5bn	53
Risk weighted assets - CRD III3	£16.7bn	£16.1bn	4
Risk weighted assets - CRD IV3	£17.3bn

Client assets	£204.8bn	£186.0bn	10
Number of employees (full time equivalent)	8,300	8,300

	Adjusted1	Statutory

Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity	(1.4%)	15.5%	(5.9%)	15.5%
Return on average equity	(1.0%)	11.2%	(4.5%)	11.2%
Return on average risk weighted assets	(0.1%)	1.7%	(0.5%)	1.7%
Cost: income ratio	95%	83%	99%	83%
Loan loss rate (bps)	51	17	51	17

1    Adjusted profit before tax, adjusted attributable profit and adjusted performance measures exclude the impact of the provision for goodwill impairment of £79m (2012: £nil).
2    Attributable profit includes profit after tax and non-controlling interests.
3    2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

Results by Business

Wealth and Investment Management

Wealth and Investment Management continued to implement its strategic programme to build on its strengths, focus on target markets and simplify how it operates. The purpose of this transformation is to put Wealth and Investment Management on a solid trajectory to deliver sustainable returns over the long term.

In 2013, the business incurred significant costs to achieve Transform. A significant portion of these costs were the direct result of initiatives taken to drive greater efficiency, to de-risk in an increasingly complex regulatory environment, to streamline target markets and to consolidate client propositions.

Business growth remained robust with strong growth in client assets, customer deposits and loans and advances to customers.

Income Statement - 2013 compared to 2012

- Total income of £1,839m remained broadly in line with the prior year

- Net interest income of £859m was in line with the prior year, as growth in deposit and lending balances, primarily in the High Net Worth business, was offset by a 19bps decrease in net interest margin to 104bps reflecting a change in product mix and reduced contributions from structural hedges

-    Customer asset margin increased 21bps to 86bps due to lower funding rates. Average customer assets increased 14% to £22.4bn

-    Customer liability margin decreased 15bps to 97bps reflecting a change in product mix and lower funding rates. Average customer liabilities increased 21% to £60.6bn

- Net fees and commission income increased 2% to £968m

- Credit impairment charges increased £83m to £121m, largely reflecting the impact of deterioration in recovery values from property held as security, primarily in Europe. Q213 included a charge of £15m relating to secured lending on Spanish property

- Adjusted operating expenses increased £241m to £1,750m largely reflecting costs to achieve Transform of £158m and a £23m customer remediation provision. Statutory operating expenses increased £320m to £1,829m including goodwill impairment of £79m (2012: nil). For further details refer to Note 11 Goodwill and Intangible Assets on page 108

- Adjusted loss before tax of £19m moved from a profit of £274m in 2012 primarily driven by costs to achieve Transform, increased credit impairment charges and the customer remediation provision. An adjusting item of £79m relating to the impairment of goodwill was also included in the statutory loss before tax of £98m (2012: profit of £274m)

Income Statement - Q413 compared to Q313

- Adjusted loss before tax of £73m moved from a profit of £7m in Q313 primarily driven by an increase in costs to achieve Transform of £37m to £81m.  An adjusting item of £79m relating to the impairment of goodwill was also included in the statutory loss before tax of £152m (Q313: profit of £7m)

Balance Sheet - 31 December 2013 compared to 31 December 2012

- Loans and advances to customers increased 8% to £23.1bn and customer deposits  increased 18% to £63.4bn primarily driven by growth in the High Net Worth business

- CRD III RWAs increased 4% to £16.7bn driven by reallocation of liquidity pool assets previously held centrally, offset by improvements to the application of collateral to credit exposures

- Client assets increased 10% to £204.8bn driven by growth in the High Net Worth business and favourable equity market movements

Results by Business

Head Office and Other Operations

	Year Ended	Year Ended
Income Statement Information	31.12.13	31.12.12
	£m	£m
Net interest (expense)/income	(165)	76
Net fee and commission expense	(109)	(198)
Net trading income	35	117
Net investment income	57	267
Net premiums from insurance contracts	25	38
Other income	33	56
Adjusted total (expense)/income net of insurance claims	(124)	356
Own credit	(220)	(4,579)
Gain on disposal of investment in BlackRock, Inc.	-	227
Total expense net of insurance claims	(344)	(3,996)
Credit impairment release/(charges) and other provisions	2	(6)
Net operating expense	(342)	(4,002)

Operating expenses (excluding UK bank levy and costs to achieve Transform)	(94)	(165)
UK bank levy	(15)	(19)
Costs to achieve Transform	(22)	-
Operating expenses	(131)	(184)

Other net income	5	23
Loss before tax	(468)	(4,163)

Adjusted (loss)/profit before tax1	(248)	189
Adjusted attributable loss1,2	(344)	(64)

Balance Sheet Information and Key Facts
Total assets3	£26.7bn	£41.3bn
Risk weighted assets - CRD III3	£3.0bn	£5.3bn
Risk weighted assets - CRD IV3	£2.5bn

Number of employees (full time equivalent)	100	200

1     Adjusted (loss)/profit before tax and adjusted attributable loss exclude the impact of an own credit loss £220m (2012: loss of £4,579m) and £nil (2012:  £227m) gain on disposal of strategic investment in BlackRock, Inc.
2     Attributable profit includes profit after tax and non-controlling interests.
3     2013 total assets and risk weighted assets reflect a reduction in the liquidity pool and a reallocation to businesses of liquidity pool assets previously held centrally.

Results by Business

Head Office and Other Operations

Income Statement - 2013 compared to 2012

- Adjusted income declined to a net expense of £124m (2012: income of £356m), predominately due to the non-recurrence of gains related to hedges of employee share awards in Q112 of £235m and the residual net expense from treasury operations including an adjustment to the carrying amount of subordinated liabilities

- Operating expenses decreased £53m to £131m, mainly due to the non-recurrence of the £97m penalty arising from the industry wide investigation into the setting of inter-bank offered rates recognised in H112, partially offset by costs to achieve Transform of £22m and regulatory investigation and legal costs

- Adjusted loss before tax of £248m moved from a profit of £189m in 2012.  Statutory loss before tax improved to £468m (2012: £4,163m) including an own credit charge of £220m (2012: £4,579m), partially offset by the non-recurrence of the £227m gain on disposal of investment in BlackRock, Inc. in 2012

Income Statement - Q413 compared to Q313

- Adjusted profit before tax of £44m (Q313: loss of £135m)

- Total income net of insurance claims of £122m moved from an expense of £112m in Q313, principally due to an adjustment to the carrying amount of subordinated liabilities

- Operating expenses increased £65m to £86m, including costs to achieve Transform of £22m and UK bank levy of £15m

- Statutory loss before tax of £51m (Q313: £346m) included an own credit charge of £95m (Q313: £211m)

Balance Sheet - 31 December 2013 compared to 31 December 2012

- Total assets decreased 35% to £26.7bn primarily reflecting a reduction of group liquidity pool assets and a reallocation to the businesses

- CRD III RWAs decreased £2.3bn to £3.0bn primarily driven by the reallocation of liquidity pool assets to the businesses

Barclays Results by Quarter

Barclays Results by Quarter	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,639	6,445	7,337	7,734	6,867	7,002	7,384	8,108
Credit impairment charges and other provisions	(718)	(722)	(925)	(706)	(825)	(805)	(926)	(784)
Net operating income	5,921	5,723	6,412	7,028	6,042	6,197	6,458	7,324
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(4,777)	(4,262)	(4,359)	(4,782)	(4,345)	(4,353)	(4,555)	(4,965)
UK bank levy	(504)	-	-	-	(345)	-	-	-
Costs to achieve Transform	(468)	(101)	(126)	(514)	-	-	-	-
Operating expenses	(5,749)	(4,363)	(4,485)	(5,296)	(4,690)	(4,353)	(4,555)	(4,965)
Other net income	19	25	(122)	54	43	21	41	36
Adjusted profit before tax	191	1,385	1,805	1,786	1,395	1,865	1,944	2,395

Adjusting items
Own credit	(95)	(211)	337	(251)	(560)	(1,074)	(325)	(2,620)
Gain on disposal of BlackRock Inc. investment	-	-	-	-	-	-	227	-
Provision for PPI redress	-	-	(1,350)	-	(600)	(700)	-	(300)
Provision for interest rate hedging products redress	-	-	(650)	-	(400)	-	(450)	-
Goodwill impairment	(79)	-	-	-	-	-	-	-
Statutory profit/(loss) before tax	17	1,174	142	1,535	(165)	91	1,396	(525)
Statutory (loss)/profit after tax	(514)	728	39	1,044	(364)	(13)	943	(385)

Attributable to:
Equity holders of the parent	(642)	511	(168)	839	(589)	(183)	746	(598)
Non-controlling interests and other equity holders	128	217	207	205	225	170	197	213

Adjusted basic earnings per share 1	(3.9p)	5.4p	7.7p	7.5p	6.7p	7.8p	8.7p	12.3p
Adjusted cost: income ratio	87%	68%	61%	68%	68%	62%	62%	61%
Basic earnings per share	(5.0p)	3.7p	(1.2p)	6.3p	(4.5p)	(1.4p)	5.7p	(4.6p)
Cost: income ratio	89%	70%	85%	71%	90%	85%	69%	96%

Adjusted Profit/(Loss) Before Tax	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
by Business	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	212	351	333	299	275	358	360	232
Europe RBB	(181)	(106)	(247)	(462)	(114)	(81)	(76)	(72)
Africa RBB	60	132	131	81	105	34	51	132
Barclaycard	335	397	412	363	335	396	404	347
Investment Bank	(329)	463	1,074	1,315	760	988	1,060	1,182
Corporate Banking	123	276	219	183	61	88	108	203
Wealth and Investment Management	(73)	7	(13)	60	105	70	49	50
Head Office and Other Operations	44	(135)	(104)	(53)	(132)	12	(12)	321
Total (loss)/profit before tax	191	1,385	1,805	1,786	1,395	1,865	1,944	2,395

1          Adjusted basic and basic earnings per share has been restated to reflect the impact of the rights issue.

Business Results by Quarter

	Q413	Q313	Q213	Q113	Q412	Q312	Q212	Q112
UK Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,149	1,172	1,135	1,067	1,077	1,123	1,118	1,066
Credit impairment charges and other provisions	(88)	(81)	(89)	(89)	(71)	(76)	(46)	(76)
Net operating income	1,061	1,091	1,046	978	1,006	1,047	1,072	990
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(709)	(710)	(689)	(704)	(718)	(689)	(713)	(757)
UK bank levy	(21)	-	-	-	(17)	-	-	-
Costs to achieve Transform	(119)	(29)	(27)	-	-	-	-	-
Operating expenses	(849)	(739)	(716)	(704)	(735)	(689)	(713)	(757)
Other net (expense)/income	-	(1)	3	25	4	-	1	(1)
Adjusted profit before tax	212	351	333	299	275	358	360	232

Adjusting items
Provision for PPI redress	-	-	(660)	-	(330)	(550)	-	(300)
Statutory profit/(loss) before tax	212	351	(327)	299	(55)	(192)	360	(68)

Europe Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	154	160	176	176	161	168	191	188
Credit impairment charges and other provisions	(78)	(67)	(72)	(70)	(74)	(58)	(71)	(54)
Net operating income	76	93	104	106	87	110	120	134
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(188)	(203)	(207)	(215)	(185)	(193)	(200)	(209)
UK bank levy	(26)	-	-	-	(20)	-	-	-
Costs to achieve Transform	(46)	(1)	-	(356)	-	-	-	-
Operating expenses	(260)	(204)	(207)	(571)	(205)	(193)	(200)	(209)
Other net income/(expense)	3	5	(144)	3	4	2	4	3
Adjusted and statutory loss before tax	(181)	(106)	(247)	(462)	(114)	(81)	(76)	(72)

Africa Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	622	643	684	668	721	714	729	764
Credit impairment charges and other provisions	(59)	(57)	(94)	(114)	(142)	(176)	(208)	(106)
Net operating income	563	586	590	554	579	538	521	658
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(462)	(454)	(452)	(474)	(455)	(506)	(471)	(528)
UK bank levy	(28)	-	-	-	(24)	-	-	-
Costs to achieve Transform	(15)	(2)	(9)	-	-	-	-	-
Operating expenses	(505)	(456)	(461)	(474)	(479)	(506)	(471)	(528)
Other net income	2	2	2	1	5	2	1	2
Adjusted and statutory profit before tax	60	132	131	81	105	34	51	132

Business Results by Quarter

	Q4 13	Q3 13	Q2 13	Q1 13	Q4 12	Q3 12	Q2 12	Q1 12
Barclaycard	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,220	1,223	1,190	1,153	1,140	1,092	1,079	1,033
Credit impairment charges and other provisions	(314)	(334)	(313)	(303)	(286)	(271)	(242)	(250)
Net operating income	906	889	877	850	854	821	837	783
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(514)	(498)	(467)	(496)	(508)	(432)	(441)	(445)
UK bank levy	(24)	-	-	-	(16)	-	-	-
Costs to achieve Transform	(38)	(6)	(5)	-	-	-	-	-
Operating expenses	(576)	(504)	(472)	(496)	(524)	(432)	(441)	(445)
Other net income	5	12	7	9	5	7	8	9
Adjusted profit before tax	335	397	412	363	335	396	404	347

Adjusting items
Provision for PPI redress	-	-	(690)	-	(270)	(150)	-	-
Statutory profit/(loss) before tax	335	397	(278)	363	65	246	404	347

Investment Bank1
Adjusted and statutory basis
Macro Products	625	472	900	1,113	800	748	1,040	1,436
Credit Products	460	494	513	960	492	701	665	796
FICC	1,085	966	1,413	2,073	1,292	1,449	1,705	2,232
Equities and Prime Services	496	645	825	706	454	523	615	591
Investment Banking	590	525	528	557	620	493	509	515
Principal Investments	32	1	20	9	26	30	139	11
Exit Quadrant	(54)	(26)	224	118	202	226	56	87
Total income	2,149	2,111	3,010	3,463	2,594	2,721	3,024	3,436
Credit impairment (charges)/releases and other provisions	(14)	(25)	(195)	14	1	(3)	(121)	(81)
Net operating income	2,135	2,086	2,815	3,477	2,595	2,718	2,903	3,355
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(2,044)	(1,622)	(1,697)	(2,054)	(1,644)	(1,737)	(1,849)	(2,195)
UK bank levy	(333)	-	-	-	(206)	-	-	-
Costs to achieve Transform	(87)	(6)	(53)	(116)	-	-	-	-
Operating expenses	(2,464)	(1,628)	(1,750)	(2,170)	(1,850)	(1,737)	(1,849)	(2,195)
Other net income	-	5	9	8	15	7	6	22
Adjusted and statutory (loss)/profit before tax	(329)	463	1,074	1,315	760	988	1,060	1,182

Corporate Banking
Adjusted basis
Total income net of insurance claims	764	799	780	772	746	717	734	849
Credit impairment charges and other provisions	(134)	(118)	(128)	(130)	(240)	(214)	(223)	(208)
Net operating income	630	681	652	642	506	503	511	641
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(396)	(393)	(430)	(422)	(412)	(421)	(402)	(437)
UK bank levy	(51)	-	-	-	(39)	-	-	-
Costs to achieve Transform	(60)	(13)	(4)	(37)	-	-	-	-
Operating expenses	(507)	(406)	(434)	(459)	(451)	(421)	(402)	(437)
Other net income/(expenses)	-	1	1	-	6	6	(1)	(1)
Adjusted profit before tax	123	276	219	183	61	88	108	203

Adjusting items
Provision for interest rate hedging products redress	-	-	(650)	-	(400)	-	(450)	-
Statutory profit/(loss) before tax	123	276	(431)	183	(339)	88	(342)	203

1          2012 FICC and Exit Quadrant amounts restated to appropriately reflect the Exit Quadrant portfolio.

Business Results by Quarter

Wealth and Investment Management	Q4 13	Q3 13	Q2 13	Q1 13	Q4 12	Q3 12	Q2 12	Q1 12
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	459	449	462	469	483	443	442	452
Credit impairment charges and other provisions	(33)	(39)	(35)	(14)	(13)	(6)	(12)	(7)
Net operating income	426	410	427	455	470	437	430	445
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(415)	(361)	(410)	(400)	(361)	(369)	(380)	(395)
UK bank levy	(6)	-	-	-	(4)	-	-	-
Costs to achieve Transform	(81)	(44)	(33)	-	-	-	-	-
Operating expenses	(502)	(405)	(443)	(400)	(365)	(369)	(380)	(395)
Other net income/(expense)	3	2	3	5	-	2	(1)	-
Adjusted (loss)/profit before tax	(73)	7	(13)	60	105	70	49	50

Adjusting items
Goodwill impairment	(79)	-	-	-	-	-	-	-
Statutory (loss)/profit before tax	(152)	7	(13)	60	105	70	49	50

Head Office and Other Operations
Adjusted basis
Total income/(expense) net of insurance claims	122	(112)	(100)	(34)	(55)	24	68	319
Credit impairment releases/(charges) and other provisions	2	(1)	1	-	-	(1)	(3)	(2)
Net operating income/(expense)	124	(113)	(99)	(34)	(55)	23	65	317
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(49)	(21)	(7)	(17)	(61)	(6)	(99)	1
UK bank levy	(15)	-	-	-	(19)	-	-	-
Costs to achieve Transform	(22)	-	5	(5)	-	-	-	-
Operating expenses	(86)	(21)	(2)	(22)	(80)	(6)	(99)	1
Other net income/(expense)	6	(1)	(3)	3	3	(5)	23	2
Adjusted profit/(loss) before tax	44	(135)	(104)	(53)	(132)	12	(11)	320

Adjusting items
Own credit	(95)	(211)	337	(251)	(560)	(1,074)	(325)	(2,620)
Gain on disposal of investment in BlackRock Inc.	-	-	-	-	-	-	227	-
Statutory (loss)/profit before tax	(51)	(346)	233	(304)	(692)	(1,062)	(109)	(2,300)

Performance Management

Remuneration

Ensuring that Barclays has the right people in the right roles serving our customers and clients effectively in a highly competitive global banking environment is vital to our ability to generate sustainable shareholder returns. This requires that the way in which we reward employees is competitive.

When considering the appropriate level of incentive awards for 2013, the Board Remuneration Committee has had to establish the right balance between ensuring that the progress on repositioning compensation, which began in 2011, was not undone, whilst also ensuring Barclays remains competitive in this area and compensation continues to reflect performance.

In 2013, there was good performance in the UK Retail and Corporate Banking businesses, along with continued strong growth in Barclaycard. The European, African and Wealth businesses performed less well, and are in a process of transition to improve returns. Within the Investment Bank, Equities saw very good growth and continued to outperform the market. Improved performance in Investment Banking was driven by increased deal issuance. Income in FICC, reflecting market trends, was more subdued in 2013. Incentive awards for 2013 reflect the relative performance of these key sectors, together with the on-going strengthening of thecontrol environment as part of the Transform strategy.

As set out in the 2012 Remuneration Report, the Board Remuneration Committee and management took measured risks while granting the 2012 incentive awards by significantly driving down the total incentives awarded. In making the 2013 incentives decisions, the Board Remuneration Committee has intended to protect the health of the franchise with the aim that Barclays remains true to its policy of paying competitively and paying for performance.

These considerations, together with the impacts of business mix referred to above, led to total incentive awards granted increasing from £2,168m in 2012 to £2,378m in 2013. However, they were £1.1bn lower than 2010 which demonstrated the impact of the repositioning work over the last three years.

As in 2012, the total incentive awards in 2013 were determined after making appropriate risk adjustments to reflect significant risk events. Total risk adjustments of £290m were made in 2013 (2012: £1,160m). Of this, £176m (2012: £300m) of adjustments were made through reductions in incentive awards that were granted in previous years and £114m (2012: £860m) of reductions were made from total incentive awards granted in 2013. Whilst the overall incentive awards granted in 2013 were up on 2012, it is important to note that on a pre-risk adjusted basis, the 2013 incentive awards of £2,492m have reduced 18% from 2012.

Barclays continues to have constructive engagement and dialogue with its shareholders and other key stakeholders in respect of remuneration and remains committed to its intention of paying no more than is necessary to maximise the long-term value and health of the bank.

Incentive awards

- Total incentive awards granted increased to £2,378m (2012: £2,168m) and incentive awards in the Investment Bank increased to £1,574m (2012: £1,394m)

- For the Group the incentive awards granted were 32% (£1,106m) below 2010. In the Investment Bank incentive awards granted were 41% (£1,086m) below 2010

- Within compensation there has been strong differentiation on the basis of individual performance to allow the Group to manage compensation costs but also to remain competitive

- Average value of incentive awards granted per Group employee is £17,000 (2012: £15,600) with the average value of incentive awards granted per Investment Bank employee of £60,100 (2012: £54,500). Average value of incentive awards granted per Group employee excluding the Investment Bank is £7,100 (2012: £6,800)

- The proportion of the bonus pool that is deferred continues to significantly exceed the PRA's Remuneration Code's minimum requirements and is expected to remain amongst the highest deferral levels globally. 2013 bonuses awarded to Managing Directors in the Investment Bank were 100% deferred

Performance Management

Total Incentive Awards Granted - Current Year and Deferred

Barclays Group	Investment Bank

	Year Ended 31.12.13	Year Ended 31.12.12		Year Ended 31.12.13	Year Ended 31.12.12
	£m	£m	% Change	£m	£m	% Change
Current year cash bonus	942	852	11	477	399	20
Current year share bonus	15	15	-	5	6	(17)
Total current year bonus	957	867	10	482	405	19

Deferred cash bonus	564	489	15	521	447	17
Deferred share bonus	576	498	16	521	446	17
Total deferred bonus	1,140	987	16	1,042	893	17

Commissions, commitments and other incentives	281	314	(11)	50	96	(48)

Total incentive awards granted	2,378	2,168	10	1,574	1,394	13

Proportion of bonus that is deferred1	54%	53%		68%	69%
Total employees (full time equivalent)	139,600	139,200	-	26,200	25,600	2
Average incentive award granted per employee	£17,000	£15,600	9	£60,100	£54,500	10

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below:

Reconciliation of Total Incentive Awards Granted to Income Statement Charge

Barclays Group	Investment Bank

	Year Ended	Year Ended		Year Ended	Year Ended
	31.12.13	31.12.12		31.12.13	31.12.12
	£m	£m	% Change	£m	£m	% Change
Total incentive awards for 2013	2,378	2,168	10	1,574	1,394	13
Less: deferred bonuses awarded in 2013	(1,140)	(987)	16	(1,042)	(893)	17
Add: current year charges for deferred bonuses from previous years	1,147	1,223	(6)	1,042	1,117	(7)
Other2	169	21		144	75	92
Income statement charge for performance costs	2,554	2,425	5	1,718	1,693	1

- Employees only become eligible to receive payment from a deferred bonus once all of the relevant conditions have been fulfilled, including the provision of services to the Group

- The income statement charge for performance costs reflects the charge for employees' actual services provided to the Group during the relevant calendar year (including where those services fulfil performance conditions attached to previously deferred bonuses). It does not include charges for deferred bonuses where performance conditions have not been met

- As a consequence, while the 2013 incentive awards granted increased 10% compared to 2012, the income statement charge for performance costs increased 5%

1        Calculated as total deferred bonus divided by the sum of total current year bonus and total deferred bonus.
2       Difference between incentive awards granted and income statement charge for commissions, commitments and other long-term incentives.

Performance Management

Income Statement Charge
	Barclays Group	Investment Bank

	Year Ended	Year Ended		Year Ended	Year Ended
	31.12.13	31.12.12		31.12.13	31.12.12
	£m	£m	% Change	£m	£m	% Change
Deferred bonus charge	1,147	1,223	(6)	1,042	1,117	(7)
Current year bonus charges	957	867	10	482	405	19
Commissions, commitments and other incentives	450	335	34	194	171	13
Performance costs	2,554	2,425	5	1,718	1,693	1
Salaries	4,981	5,254	(5)	2,092	2,203	(5)
Social security costs	715	685	4	305	297	3
Post retirement benefits	688	612	12	161	147	10
Allowances and trading incentives	211	262	(19)	88	123	(28)
Other compensation costs1	467	521	(10)	270	204	32
Total compensation costs2	9,616	9,759	(1)	4,634	4,667	(1)

Other resourcing costs
Outsourcing	1,084	999	9	26	31	(16)
Redundancy and restructuring	687	68		186	41
Temporary staff costs	551	481	15	255	227	12
Other	217	160	36	77	68	13
Total other resourcing costs	2,539	1,708	49	544	367	48

Total staff costs	12,155	11,467	6	5,178	5,034	3

Compensation as % of adjusted net income	38.3%	37.5%		44.1%	40.3%
Compensation as % of adjusted income	34.2%	33.2%		43.2%	39.6%

- Total staff costs increased 6% to £12,155m, principally reflecting a £619m increase in redundancy and restructuring charges, a 5% increase in performance costs and a 9% increase in outsourcing

- Performance costs increased 5% to £2,554m, reflecting a 10% increase to £957m in charges for current year cash and share bonuses and a 34% increase in commissions, commitments and other incentives to £450m. This was offset by a 6% decrease in the charge for deferred bonuses to £1,147m

- Redundancy and restructuring charges increased £619m to £687m, due to a number of Transform initiatives

Number of employees (full time equivalent) by Business	31.12.13	31.12.12

UK RBB	32,900	33,000
Europe RBB	5,900	7,500
Africa RBB	41,300	40,500
Barclaycard	12,100	11,100
Investment Bank	26,200	25,600
Corporate Banking	12,800	13,000
Wealth and Investment Management	8,300	8,300
Head Office and Other Operations	100	200
Total	139,600	139,200

1     Investment Bank other compensation costs include allocations from Head Office and net recharges relating to compensation costs incurred in the Investment Bank but charged to other businesses and charges from other businesses to the Investment Bank.
2     In addition, £346m of Group compensation (2012: £44m) was capitalised as internally generated software.

Performance Management

Deferred bonuses awarded are expected to be charged to the income statement in the years outlined in the table that follows

Year in which Income Statement charge is expected to be taken for Deferred Bonuses awarded to date1

Actual	Expected2

	Year Ended	Year Ended	Year Ended	2015 and
	31.12.12	31.12.13	31.12.14	beyond
Barclays Group	£m	£m	£m	£m
Deferred bonuses from 2010 and earlier bonus pools	557	192	21	-
Deferred bonuses from 2011 bonus pool	666	429	157	25
Deferred bonuses from 2012 bonus pool	-	526	299	155
Deferred bonuses from 2013 bonus pool	-	-	616	492
Income statement charge for deferred bonuses	1,223	1,147	1,093	672

Investment Bank
Deferred bonuses from 2010 and earlier bonus pools	517	178	19	-
Deferred bonuses from 2011 bonus pool	600	384	143	22
Deferred bonuses from 2012 bonus pool	-	480	272	143
Deferred bonuses from 2013 bonus pool	-	-	570	452
Income statement charge for deferred bonuses	1,117	1,042	1,004	617

Bonus Pool Component	Expected Grant Date	Expected Payment Date(s)3	Year(s) in which Income Statement Charge Arises4
Current year cash bonus	• February 2014	• February 2014	• 2013
Current year share bonus	• February/March 2014	• February 2014 to September 2014	• 2013
Deferred cash bonus	• March 2014	• March 2015 (33.3%)	• 2014 (48%)
		• March 2016 (33.3%)	• 2015 (35%)
		• March 2017 (33.3%)	• 2016 (15%)
• 2017 (2%)
Deferred share bonus	• March 2014	• March 2015 (33.3%)	• 2014 (48%)
		• March 2016 (33.3%)	• 2015 (35%)
		• March 2017 (33.3%)	• 2016 (15%)
• 2017 (2%)

1     The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation. Charges for deferred bonuses include amounts for other incentives, such as commitments, which are awarded on a deferred basis.
2     Does not include the impact of grants which will be made in 2014 and 2015.
3     Payments are subject to all conditions being met prior to the expected payment date. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment.
4     The income statement charge is based on the period over which conditions are met.

Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated as profit for the period attributable to ordinary equity holders of the parent divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests. Average allocated equity has been calculated as 10.5% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting Core Tier 1 capital ratio of 13.2% as at 31 December 2013, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

Adjusted	Statutory

	Year Ended	Year Ended	Year Ended	Year Ended
Perfor	31.12.13	31.12.12	31.12.13	31.12.12
Return on Average Equity	%	%	%	%
UK RBB	11.5	12.3	4.9	(0.3)
Europe RBB	(45.2)	(12.9)	(45.2)	(12.9)
Africa RBB	0.4	(0.1)	0.4	(0.1)
Barclaycard	18.4	19.8	8.3	13.3
Investment Bank	8.2	12.7	8.2	12.7
Corporate Banking	3.1	2.9	(3.5)	(5.4)
Wealth and Investment Management	(1.0)	11.2	(4.5)	11.2
Group excluding Head Office and Other Operations	5.8	9.8	2.3	5.9
Head Office and Other Operations impact	(1.3)	(0.8)	(1.3)	(7.1)
Total	4.5	9.0	1.0	(1.2)

Return on Average Tangible Equity
UK RBB	20.0	22.9	8.5	(0.6)
Europe RBB	(49.6)	(14.2)	(49.6)	(14.2)
Africa RBB1	0.8	(0.2)	0.8	(0.2)
Barclaycard	24.5	26.9	11.1	18.0
Investment Bank	8.5	13.1	8.5	13.1
Corporate Banking	3.3	3.1	(3.6)	(5.7)
Wealth and Investment Management	(1.4)	15.5	(5.9)	15.5
Group excluding Head Office and Other Operations	7.0	11.8	2.7	7.1
Head Office and Other Operations impact	(1.7)	(1.2)	(1.5)	(8.5)
Total	5.3	10.6	1.2	(1.4)

Attributable profit/(loss)	£m	£m	£m	£m
UK RBB	917	875	389	(21)
Europe RBB	(964)	(277)	(964)	(277)
Africa RBB	9	(4)	9	(4)
Barclaycard	1,006	975	454	653
Investment Bank	1,548	2,680	1,548	2,680
Corporate Banking	247	228	(273)	(419)
Wealth and Investment Management	(24)	222	(103)	222
Head Office and Other Operations2	(344)	(64)	(520)	(3,458)
Total	2,395	4,635	540	(624)

	Average Equity3		Average Tangible Equity3

UK RBB	7,984	7,121	4,581	3,815
Europe RBB	2,133	2,143	1,943	1,957
Africa RBB	2,327	2,658	1,087	1,234
Barclaycard	5,468	4,924	4,106	3,623
Investment Bank	18,966	21,173	18,264	20,468
Corporate Banking	7,854	7,739	7,481	7,369
Wealth and Investment Management	2,306	1,981	1,746	1,436
Head Office and Other Operations2	5,130	4,313	5,110	4,311
Total2	52,168	52,052	44,318	44,213

1      The return on average tangible equity for Africa RBB for 2012 has been revised to exclude amounts relating to Absa Group's non-controlling interests.
2     Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders' equity and tangible ordinary shareholders' equity.
3    Group average ordinary shareholders' equity and average tangible ordinary shareholders' equity exclude the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

Performance Management

Costs to achieve Transform

•      On 12 February 2013 the Group announced the Strategic Review which included reducing operating expenses by £1.7bn to £16.8bn by 2015

•      Costs to achieve Transform totalled £1,209m in 2013.  Major restructuring initiatives of £852m principally related to the cost of reducing the scale of activities and redundancies in Europe RBB, the Investment Bank, across Europe, Asia and America, and UK RBB.  Other Transform costs of £356m were primarily driven by investment in technology and process improvements that will reduce future operating costs and enhance customer and client propositions

Costs to achieve Transform by business	Year Ended 31.12.13

	Major Restructuring Initiatives	Other Transform costs	Total costs to achieve Transform
	£m	£m	£m
UK RBB	129	46	175
Europe RBB	356	47	403
Africa RBB	-	26	26
Barclaycard	1	48	49
Investment Bank	191	71	262
Corporate Banking	94	20	114
Wealth and Investment Management	82	76	158
Head Office and Other Operations	-	22	22
Total costs to achieve Transform	853	356	1,209

Adjusted performance measures by business excluding costs to achieve Transform	Adjusted profit before tax	Return on average equity1	Cost: income ratio

	Year Ended 31.12.13	Year Ended 31.12.12		Year Ended 31.12.13	Year Ended 31.12.13
	£m	£m	% Change	%	%
UK RBB	1,370	1,225	12	13.2%	63%
Europe RBB	(593)	(343)	73	(32.0%)	126%
Africa RBB	430	322	34	1.2%	71%
Barclaycard	1,556	1,482	5	19.0%	42%
Investment Bank	2,785	3,990	(30)	9.1%	72%
Corporate Banking	915	460	99	4.2%	54%
Wealth and Investment Management	139	274	(49)	3.8%	87%
Head Office and Other Operations	(226)	189		(1.5%)
Total profit before tax	6,376	7,599	(16)	6.1%	66%

1        Return on average equity for Head Office and Other Operations represents the dilution for the Group.

Performance Management

Exit Quadrant Assets

•      On 12 February 2013, the Group announced as part of its Strategic Review that, following a rigorous bottom-up analysis of each of its businesses based on the attractiveness of the sectors they operate in and their ability to generate sustainable returns on equity above cost of equity, it would be exiting assets

•      The table below presents selected financial data for these Exit Quadrant assets

CRD IV RWAs1	Balance Sheet Assets	Year Ended 31.12.13

	As at 31.12.13	As at 31.12.12	As at 31.12.13	As at 31.12.12	Income/ (Expense)	Impairment release	Net operating income/ (expense)
Investment bank	£bn	£bn	£bn	£bn	£m	£m	£m
US Residential Mortgages	1.1	5.3	0.5	2.2	478	-	478
Commercial Mortgages and Real Estate	1.6	3.1	2.0	4.0	182	-	182
Leveraged and Other Loans	9.7	10.1	6.0	11.5	(88)	11	(77)
CLOs and Other Insured Assets	3.2	5.9	11.7	16.3	(281)	-	(281)
Structured Credit and other	3.8	9.4	5.2	8.6	(128)	-	(128)
Monoline Derivatives	2.2	3.1	0.3	0.6	(21)	-	(21)
Corporate Derivatives	1.9	8.3	2.2	3.6	-	-	-
Portfolio Assets	23.5	45.2	27.9	46.8	142	11	153
Pre-CRD IV Rates Portfolio	18.7	33.9
Total Investment Bank	42.2	79.1

Corporate Banking European assets	3.2	5.0	2.6	3.9	80	(321)	(241)

Europe RBB assets	9.0	9.7	21.3	22.9	118	(187)	(69)
Total	54.4	93.8

•      Exit Quadrant income shown on page 46 differs from the income above due to revenues relating to associated litigation matters and recoverability of certain assets not yet received from the 2008 US Lehman acquisition

•      The CRD IV RWAs of the Exit Quadrant businesses decreased £39.4bn to £54.4bn including reductions of £36.9bn in the Investment Bank. This reflects reductions in Investment Bank portfolio assets of £21.7bn to £23.5bn, relating to US Residential, Structured Credit Portfolios and optimisation initiatives within the derivatives portfolio. Pre-CRD IV Rates derivatives RWAs decreased £15.2bn to £18.7bn. RWAs in Corporate Banking and Europe RBB Exit Quadrant portfolios decreased due to continued asset run down

•      Portfolio Assets balance sheet assets decreased £18.9bn to £27.9bn driven by net sales and paydowns across asset classes. Income of £142m was primarily driven by gains relating to US Residential Mortgage exposures, partially offset by funding charges on Collateralised Loan Obligations and Other Insured Assets and the acceleration of disposals. Portfolio Assets income reduced to £142m (2012: £389m), largely driven by a reduction in fair value gains on US Residential Mortgages and sale of Commercial Real Estate loans

•      Corporate Banking Exit Quadrant balance sheet assets in Europe decreased £1.3bn to £2.6bn largely driven by reductions in Spain and Portugal

•      Europe RBB Exit Quadrant balance sheet assets decreased £1.6bn to £21.3bn largely driven by mortgage reductions in Spain and Italy, partially offset by foreign currency movements

1        The table above provides an indication of the CRD IV RWAs that are currently allocated to the Exit Quadrant businesses.

Performance Management

Margins and Balances
	Year	Year
	Ended	Ended
Analysis of Net Interest Income	31.12.13	31.12.12
	£m	£m
RBB, Corporate Banking and Wealth and Investment Management Customer Income:
- Customer assets	7,144	6,654
- Customer liabilities	3,221	3,185
Total	10,365	9,839
RBB, Corporate Banking and Wealth and Investment Management Non-customer Income:
- Product structural hedge1	843	962
- Equity structural hedge2	337	317
- Other	(129)	(69)
Total RBB, Corporate Banking and Wealth and Investment Management Net Interest Income	11,416	11,049
Investment Bank	349	530
Head Office and Other Operations	(165)	75
Group net interest income	11,600	11,654

RBB, Corporate Banking and Wealth and Investment Management Net Interest Income (NII)

Barclays distinguishes the relative net interest contribution from customer assets and customer liabilities, and separates this from the contribution delivered by non-customer income, which principally arises from Group hedging activities.

Customer interest income

•      Customer NII increased to £10,365m (2012: £9,839m) driven by growth of 2% in average customer assets to £326bn and a 10bps increase in the customer asset margin to 2.19%. Customer liability interest income remained broadly constant; the result of a 14% increase in average liabilities to £322bn offset by a 12bps reduction to 100bps in the customer liability margin

•      The customer asset margin increased to 2.19% (2012: 2.09%) primarily due to reduced funding costs

•      The customer liability margin decreased to 1.00% (2012: 1.12%) driven by increased customer rates paid on deposits accounts in Corporate Banking, a change in product mix within Wealth towards lower margin products and reduced funding rates

Non-customer interest income

•      Non-customer NII decreased to £1,051m (2012: £1,210m) reflecting a reduction in the non-customer generated margin of 5bps to 0.16%. Group hedging activities continue to utilise structural interest rate hedges to mitigate the impact of the low interest environment on customer liabilities and the Group's equity

•      Product structural hedges generated a lower contribution of £843m (2012: £962m), as hedges were maintained in this period of continued low interest rates. Based on the current interest rate curves and the on-going hedging strategy, fixed rate returns on product structural hedges are expected to make a significant contribution in 2014

•      The contribution from equity structural hedges RBB, Barclaycard, Corporate Banking and Wealth and Investment Management remained broadly constant at £337m (2012: £317m)

Other Group interest income

•      Head office NII decreased £240m to a net expense of £165m reflecting the cost of funding surplus liquidity due to growth in customer deposits across the group offset by an adjustment to the carrying value of subordinated liabilities

•      Investment Bank NII decreased to £349m (2012: £530m) primarily due to a reduction in interest income from Exit Quadrant assets

Total contribution to Group net interest income from structural hedge income is down £140m to £1.6bn (2012: £1.7bn).

1     Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.
2     Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group's equity, with the impact allocated to businesses in line with their capital usage.

Performance Management

Net Interest Margin

•      The net interest margin for RBB, Corporate Banking and Wealth and Investment Management decreased 8bps to 1.76% (2012: 1.84%) reflecting the reduction in contribution from customer liabilities and Group hedging activities, combined with a reduced contribution from the higher margins in Africa RBB as ZAR depreciated against GBP. The net interest margin is expressed as a percentage of the sum of average customer assets and liabilities to reflect the impact of the margin generated on retail and commercial banking liabilities

•      The net interest margin expressed as a percentage of average customer assets actually increased from 3.47% to 3.50% in 2013

•      Net interest margin and customer asset and liability margins reflect movements in the Group's internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The Group's internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is a consistency between retail and wholesale sources

Analysis of Net Interest Margin

	UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Corporate and Wealth
Year Ended 31.12.13%		%	%	%	%	%	%
Customer asset margin	1.22	0.43	3.10	9.39	1.33	0.86	2.19
Customer liability margin	0.89	0.40	2.73	(0.29)	0.97	0.97	1.00

Customer generated margin	1.06	0.43	2.95	8.48	1.12	0.94	1.60
Non-customer generated margin	0.23	0.36	0.21	(0.19)	0.09	0.10	0.16

Net interest margin	1.29	0.79	3.16	8.29	1.21	1.04	1.76

Average customer assets (£m)	134,297	39,387	27,330	36,276	66,724	22,418	326,432
Average customer liabilities (£m)	128,310	13,887	18,093	3,741	97,558	60,596	322,185

Year Ended 31.12.12
Customer asset margin	1.07	0.46	3.10	9.56	1.17	0.65	2.09
Customer liability margin	0.97	0.38	2.75	(0.60)	1.11	1.12	1.12

Customer generated margin	1.02	0.44	2.97	9.18	1.14	0.99	1.63
Non-customer generated margin	0.33	0.34	0.22	(0.52)	0.10	0.24	0.21

Net interest margin	1.35	0.78	3.19	8.66	1.24	1.23	1.84

Average customer assets (£m)	124,275	39,996	32,155	33,470	69,041	19,670	318,607
Average customer liabilities (£m)	111,753	14,824	19,610	1,286	85,620	50,083	283,176

Performance Management

Analysis of Net Interest Margin-Quarterly

	UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Corporate and Wealth
Quarter Ended 31.12.13%		%	%	%	%	%	%
Customer asset margin	1.27	0.43	3.16	9.19	1.34	0.98	2.20
Customer liability margin	0.92	0.38	2.64	(0.27)	0.88	0.97	0.97

Customer generated margin	1.10	0.42	2.95	8.17	1.06	0.97	1.58
Non-customer generated margin	0.22	0.35	0.30	(0.10)	0.07	0.05	0.16

Net interest margin	1.32	0.77	3.25	8.07	1.13	1.02	1.74

Average customer assets (£m)	136,100	37,884	24,854	36,640	66,098	22,765	324,341
Average customer liabilities (£m)	133,019	13,466	17,014	4,404	98,973	63,114	329,990

Quarter Ended 30.09.13
Customer asset margin	1.26	0.37	3.07	9.56	1.41	0.87	2.25
Customer liability margin	0.89	0.42	2.85	(0.24)	0.94	0.99	0.99

Customer generated margin	1.08	0.39	2.98	8.57	1.13	0.96	1.62
Non-customer generated margin	0.23	0.36	0.25	(0.18)	0.12	0.04	0.16

Net interest margin	1.31	0.75	3.23	8.39	1.25	1.00	1.78

Average customer assets (£m)	135,483	39,432	26,658	36,380	66,251	22,259	326,463
Average customer liabilities (£m)	131,465	13,842	17,892	4,084	96,918	59,740	323,941

Quarter Ended 30.06.13
Customer asset margin	1.25	0.47	3.19	9.34	1.34	0.75	2.19
Customer liability margin	0.80	0.40	2.71	(0.30)	1.10	0.97	1.00

Customer generated margin	1.03	0.45	3.00	8.46	1.20	0.91	1.60
Non-customer generated margin	0.23	0.36	0.15	(0.22)	0.07	0.15	0.15

Net interest margin	1.26	0.81	3.15	8.24	1.27	1.06	1.75

Average customer assets (£m)	134,986	39,767	27,925	36,069	66,869	22,351	327,967
Average customer liabilities (£m)	129,843	13,943	18,405	3,629	95,178	60,670	321,668

Quarter Ended 31.03.13
Customer asset margin	1.10	0.45	2.92	9.49	1.24	0.85	2.12
Customer liability margin	0.96	0.42	2.73	(0.35)	1.02	1.02	1.06

Customer generated margin	1.03	0.44	2.85	8.77	1.11	0.97	1.62
Non-customer generated margin	0.25	0.37	0.18	(0.28)	0.12	0.14	0.17

Net interest margin	1.28	0.81	3.03	8.49	1.23	1.11	1.79

Average customer assets (£m)	130,546	40,494	30,451	35,887	66,741	22,221	326,340
Average customer liabilities (£m)	118,721	14,307	18,925	2,822	93,423	55,642	303,840

Risk Management

Overview

Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework (ERMF). This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group's most significant risk exposures are understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. It includes those risks incurred by Barclays that are foreseeable, continuous, and material enough to merit establishing specific bank-wide control frameworks. These are known as Key Risks and are grouped into six Principal Risks. Conduct and Reputation Risks were reclassified as Principal Risks in 2013. Further detail on how these risks are managed will be available in the 2013 Annual Report and Accounts.

The topics and associated key risks, by Principal Risk, covered in this report are described below:

Principal Risks and Key Specific Risks	Topics Covered	Page
Funding Risk
•      Increasing capital requirements or changes to what is defined to constitute capital may constrain planned activities and increase costs and contribute to adverse impacts on earnings
•      A material adverse deterioration in the Group's financial performance can affect the Group's capacity to support further capital deployment
•      Changes in funding availability and costs may impact the Group's ability to support normal business activity and meet liquidity regulatory requirements
•      Whilst the text for CRD IV has now been issued, uncertainty remains both to its implementation and the additional variations applied to each country, e.g. early implementation of leverage ratios

•      Capital resources, risk weighted assets, balance sheet leverage and significant regulatory changes
•      Liquidity pool and funding structure
•      Eurozone balance sheet redenomination risk
•      Impact of CRD IV
52 61 97 55
Credit Risk
•      Near term economic performance across major geographies is expected to remain subdued, which may adversely impact the Group. The possibility of a slowing of monetary stimulus by one or more governments has increased the uncertainty
•      The Group could be adversely impacted by deterioration in a country/region as a result of political instability or economic uncertainty
•      Possibility of falls in residential property prices in the UK, South Africa and Western Europe.
•      Impact of increased unemployment, rising inflation and potential interest rate rises in a number of countries in which the Group operates could adversely impact consumer debt affordability and corporate profitability
•      Possibility of a Eurozone crisis remains with the risk of one or more countries reverting to a locally denominated currency. This could directly impact the Group should the value of assets and liabilities be affected differently
•      Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability
•      Large single name losses and deterioration in specific sectors and geographies and deterioration in the Exit Quadrant portfolio

•      Total assets by valuation basis and underlying asset class
•      Loans and advances to customers and banks
•      Impairment, potential credit risk loans and coverage ratios
•      Retail credit risk
•      Wholesale credit risk
•      Group exposures to Eurozone countries
67 68 70 72 86 92

Risk Management

Market Risk
•      A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade
•      Uncertain interest and exchange rate environment could adversely impact the Group, for example interest rate volatility can impact Barclays net interest margin
•      Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit
	• Analysis Investment Bank's DVaR • Analysis of interest margins • Retirement benefit liabilities	98 47 112
Operational Risk
•      The industry continues to be subject to unprecedented levels of regulatory change and scrutiny in many of the countries in which the Group operates with past business reviews and the new legislation/regulatory frameworks driving heightened risk exposure
•      The Group is subject to a comprehensive range of legal obligations and is operating in an increasingly litigious environment
•      Increasing risk of cyber attacks to IT systems both in quantity and sophistication, and risk to the ongoing resilience and security of the Group's infrastructure
•      The Transform agenda is driving a period of significant strategic and organisational change, which in the short term, during implementation, may heighten operational risk exposure
	• Legal, competition and regulatory matters • Costs to achieve Transform	114 45
Reputation Risk
•      The reputation of the Group may be adversely affected by failure or perceived failure to comply with required/stated
standards or to behave in accordance with Barclays' purpose and values. This may impact negatively on trust among stakeholders, make engagement with them more difficult and result in a more hostile businesses environment
•      Failure to identify and mitigate or manage proactively reputation risks associated with business decisions and emerging issues or events affecting Barclays and the financial sector
•      Stakeholder perceptions continue to be impacted by historical controversies
	• Legal, competition and regulatory matters • Provisions	114 109
Conduct Risk
•    Adverse impacts  on customers and markets of current and future business model and strategy not being robust, resilient or sustainable
•    Governance and culture fail to ensure that our business  is run in the right way for our customers
•    Products and services offered are not designed properly for customer purpose and/or not sold to the right customers in the right way
•    New and existing customer expectations are not serviced appropriately
•    Failing to protect our business, our clients and market integrity against financial crime
	• Legal, competition and regulatory matters • Provisions	114 109

The comparatives on page 52 to 98 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

Funding Risk - Capital

CRD III Capital Ratios	As at	As at
	31.12.13	31.12.12
Core Tier 1	13.2%	10.8%
Tier 1	15.7%	13.2%
Total capital	19.9%	17.0%

Capital Resources	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet	55,385	50,615
- Less: CRD IV additional Tier 1 equity1	(2,063)	-
Own credit cumulative loss2	806	804
Unrealised losses/(gains) on available for sale debt securities2	3	(417)
Unrealised gains on available for sale equity (recognised as tier 2 capital)2	(151)	(110)
Cash flow hedging reserve2	(273)	(2,099)

Non-controlling interests per balance sheet	8,564	9,371
- Less: Other Tier 1 capital - preference shares	(6,131)	(6,203)
- Less: Non-controlling Tier 2 capital	(478)	(547)
Other regulatory adjustments to non-controlling interests	(23)	(171)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment2	195	49
Goodwill and intangible assets2	(7,618)	(7,622)
50% excess of expected losses over impairment2	(787)	(648)
50% of securitisation positions	(503)	(997)
Other regulatory adjustments	(142)	(303)
Core Tier 1 capital	46,784	41,722

Other Tier 1 capital:
Preference shares	6,131	6,203
Tier 1 notes3	500	509
Reserve Capital Instruments3	2,858	2,866

Regulatory adjustments and deductions:
50% of material holdings	(459)	(241)
50% of the tax on excess of expected losses over impairment	6	176
Total Tier 1 capital	55,820	51,235

Tier 2 capital:
Undated subordinated liabilities	1,522	1,625
Dated subordinated liabilities	13,626	14,066
Non-controlling Tier 2 capital	478	547
Reserves arising on revaluation of property2	7	39
Unrealised gains on available for sale equity2	153	110
Collectively assessed impairment allowances	1,875	2,002

Tier 2 deductions:
50% of material holdings	(459)	(241)
50% excess of expected losses over impairment (gross of tax)	(793)	(824)
50% of securitisation positions	(503)	(997)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(768)	(1,139)
Other deductions from total capital	(288)	(550)
Total regulatory capital	70,670	65,873

1 Additional Tier 1 instruments that are not eligible for CRD III capital but are eligible under CRD IV rules
2 The capital impacts of these items are net of tax
3 Tier 1 notes and reserve capital instruments are included in subordinated liabilities in the consolidated balance sheet

Funding Risk - Capital

Movement in Core Tier 1 Capital
	2013	2012
	£m	£m
Core Tier 1 capital as at 1 January	41,722	42,093

Profit for the period	1,297	181
Removal of own credit1	2	3,484
Dividends paid	(1,672)	(1,427)
Retained regulatory capital generated from earnings	(373)	2,238

Rights issue	5,830	-
Movement in reserves - impact of ordinary shares and share schemes	1,203	(165)
Movement in currency translation reserves	(1,767)	(1,548)
Movement in retirement benefit reserves	(515)	(1,235)
Other reserves movements	17	33
Movement in other qualifying reserves	4,768	(2,915)

Movement in regulatory adjustments and deductions:
Defined benefit pension adjustment1	146	53
Goodwill and intangible asset balances1	4	(62)
50% excess of expected losses over impairment1	(139)	(142)
50% of securitisation positions	494	320
Other regulatory adjustments	162	137
Core Tier 1 capital as at 31 December	46,784	41,722

- The Core Tier 1 ratio increased to 13.2% (2012: 10.8%) reflecting an increase in Core Tier 1 capital of £5.1bn to £46.8bn

       Barclays generated £1.3bn Core Tier 1 capital from earnings after absorbing the impact of provisions for PPI and interest rate hedging product redress.  After deducting £1.7bn of dividends paid during 2013, retained regulatory capital generated from earnings decreased Core Tier 1 capital by £0.4bn.  Other material movements in Core Tier 1 capital were:

- £5.8bn increase in share capital and share premium due to the rights issue

- £0.8bn increase in share capital and share premium due to warrants exercised

- £1.8bn decrease due to foreign currency movements, primarily due to the strengthening of GBP against USD and ZAR

- £0.5bn decrease in securitisation deductions due to rundown of legacy assets

●     Total Capital Resources increased overall by £4.8bn to £70.7bn

       The increases in Core Tier 1 capital were partially reduced by decreases in Tier 2 capital as a result of £1.4bn of redemptions of dated subordinated liabilities offset by £0.7bn of new issuances and a further £0.5bn decrease in securitisation deductions at a total capital level

1 The capital impacts of these items are net of tax.

Funding Risk - Capital

Risk Weighted Assets by Risk Type and Business

Credit Risk	Counterparty Credit Risk	Market Risk	Operational Risk	Total RWAs

	STD	F-IRB	A-IRB	IMM	Non Model Method	STD	Modelled - VaR	Charges Add-on and Non- VaR Modelled
As at 31.12.13	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	2,639	-	34,765	-	-	-	-	-	6,680	44,084
Europe RBB	4,206	-	9,568	-	4	-	-	-	2,128	15,906
Africa RBB	5,196	4,820	8,400	-	3	-	-	-	3,965	22,384
Barclaycard	18,070	-	16,479	-	-	-	-	-	6,594	41,143
Investment Bank	7,306	3,142	41,031	20,847	6,120	16,957	14,932	7,490	24,807	142,632
Corporate Banking	22,582	2,846	36,132	649	2	-	-	-	6,717	68,928
Wealth and Investment Management	11,209	225	1,796	-	230	-	-	-	3,261	16,721
Head Office Functions and Other Operations	168	-	2,684	-	-	-	-	-	159	3,011
Total RWAs	71,376	11,033	150,855	21,496	6,359	16,957	14,932	7,490	54,311	354,809

As at 31.12.12
UK RBB	1,163	-	31,401	-	-	-	-	-	6,524	39,088
Europe RBB	5,051	-	8,786	-	3	-	-	-	1,955	15,795
Africa RBB	3,801	5,778	10,602	-	7	-	-	-	4,344	24,532
Barclaycard	17,326	-	13,957	-	-	-	-	-	6,553	37,836
Investment Bank	9,386	3,055	48,000	25,127	4,264	25,396	22,497	15,429	24,730	177,884
Corporate Banking	28,295	3,430	31,897	500	-	-	-	-	6,736	70,858
Wealth and Investment Management	11,647	317	707	-	199	-	-	-	3,184	16,054
Head Office Functions and Other Operations	205	-	4,961	-	-	-	-	-	160	5,326
Total RWAs	76,874	12,580	150,311	25,627	4,473	25,396	22,497	15,429	54,186	387,373

Movement in RWAs
		Counterparty	Market	Operational
	Credit Risk	Credit Risk	Risk	Risk	Total
Risk weighted assets	£bn	£bn	£bn	£bn	£bn
As at 1 January 2013	239.8	30.1	63.3	54.2	387.4
Book size	6.0	(2.1)	(17.9)	0.1	(13.9)
Acquisitions and disposals (including exit quadrant)	(7.7)	(0.2)	(3.6)	0.1	(11.4)
Book quality	(4.5)	0.2	(0.1)	-	(4.4)
Model updates	2.6	0.8	(0.1)	-	3.3
Methodology and policy	1.6	(0.2)	-	-	1.4
Foreign exchange movement1	(4.6)	(0.3)	(0.2)	(0.1)	(5.2)
Other	0.1	(0.4)	(2.1)	-	(2.4)
As at 31 December 2013	233.3	27.9	39.3	54.3	354.8

1 Foreign exchange movement does not include movements for IMM, Modelled Market Risk or Exit Quadrant.

Funding Risk - Capital

RWAs decreased by £32.6bn, reflecting:

       ●      Reductions in book size decreased RWAs by £13.9bn, primarily driven by reduced sovereign exposure and risk reductions in the trading book, offset by asset growth in UK RBB and Barclaycard

       ●      Acquisitions and disposals decreased RWAs by £11.4bn, primarily driven by Exit Quadrant reductions, offset by the acquisition of Barclays Direct

       ●      Book quality improved resulting in a RWA reduction of £4.4bn, primarily driven by changing risk profile within UK RBB, Corporate Bank and the Investment Bank

       ●      Model updates increased RWAs by £3.3bn, primarily driven by model changes within Barclaycard in order to meet changes in regulatory guidance

       ●      Methodology and policy changes increased RWAs by £1.4bn, driven by changes to the treatment of forbearance, offset by improvements to the application of collateral to credit exposures

       ●      Foreign exchange movements decreased RWAs by £5.2bn, primarily driven by the appreciation of GBP against ZAR

       ●      Other decreased RWAs by £2.4bn, primarily driven by changes in measurement within the trading book

CRD IV as implemented by the Prudential Regulation Authority

The new Capital Requirements Regulation and amended Capital Requirements Directive have implemented Basel 3 within the EU (collectively known as CRD IV) with effect from 1 January 2014. However, certain aspects of CRD IV are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules.  Barclays has calculated RWAs, Capital and Leverage  ratios reflecting our interpretation of the current rules and guidance.  Further changes to the impact of CRD IV may emerge as the requirements are finalised and implemented within Barclays

Capital ratios

      ●      Barclays continues to be in excess of minimum CRD IV capital ratios on both a transitional and fully loaded basis

      ●      As at 31 December 2013 Barclays exceeded the PRA target fully loaded CET1 ratio of 7%. On a transitional basis the PRA has implemented a minimum requirement CET1 ratio of 4%, Tier 1 ratio of 5.5% (in 2014) and Total
               Capital ratio of 8%

      ●      Barclays' current regulatory target is to meet a fully loaded CET1 ratio of 9% by 2019, plus a Pillar 2A add-on. The 9% comprises  the required 4.5% minimum CET1 ratio  and,  phased in from 2016, a Combined Buffer
               Requirement made up of a Capital Conservation Buffer (CCB) of 2.5% and an expected Globally Systemically Important Institution (G-SII) buffer of 2%

      ●      Under current PRA guidance, the Pillar 2A add-on will need to be met with 56% CET1 from 2015, which would equate to approximately 1.4%1 of RWAs if the requirement were to be applied today. The Pillar 2A add-on would be expected to vary over time according to the PRA's individual capital guidance

      ●      In addition, a Counter-Cyclical Capital Buffer (CCCB) and/or additional sectoral capital requirements (SCR) may be required by the Bank of England to protect against perceived threats to financial stability. CRD IV also includes the potential for a Systemic Risk Buffer (SRB). These buffers could be applied at the Group level or at a legal entity, sub-consolidated or portfolio level.  No CCCB, SCR or SRB has currently been set by the Bank of
               England

Capital resources

      ●      The PRA has announced the acceleration of transitional provisions relating to CET1 deductions and filters so the fully loaded requirements are applicable from 1 January 2014, with the exception of unrealised gains on available for sale debt and equity. As a result, transitional capital ratios are now closely aligned to fully loaded ratios

      ●      Following the issuance of the EBA's final draft technical standard on own funds, a deduction has been recognised for foreseeable dividends.  As at 31 December 2013, this represents an accrual for the final dividend for 2013, calculated at 3.5p per share, and the coupons on other equity accounted instruments

      ●      Grandfathering limits on capital instruments, previously qualifying as Tier 1 and Tier 2, are unchanged under the PRA transitional rules

1        Based on a point in time assessment made by the PRA, at least annually. The PRA is developing proposals to reform its Pillar 2 framework and, as noted in PS7/13 (PRA policy statement PS7/13 on strengthening capital standards published in December 2013), it expects to consult on those proposals during the course of 2014. The EBA is also developing guidelines on the Supervisory Review and Evaluation Process (SREP)
           and on Pillar 2 capital, which are likely to affect how the PRA approaches Pillar 2.

Funding Risk - Capital

      ●      The Prudential Valuation Adjustment (PVA) is shown as fully deducted from CET1 upon adoption of CRD IV. PVA is subject to a technical standard being drafted by the EBA and the impact is currently based on methodology agreed with the PRA.  The PVA deduction as at 31 December 2013 was £2.5bn

      ●      Barclays continues to recognise minority interests in eligible subsidiaries within African operations as CET1 (subject to regulatory haircuts prescribed in CRD IV) in accordance with our application of regulatory requirements on own funds

      ●      As a result of the application of the EBA's final draft technical standard, PRA guidance and management actions taken during 2013, net long non-significant holdings in financial entities amount to £3.5bn and are below the
              10% CET1 threshold that would require a capital deduction

RWAs

      ●      The PRA has confirmed Barclays model approvals under CRD IV, with certain provisions reflecting relevant changes to the rules and guidance; the impact of which has been reflected in our CRD IV disclosures where applicable. Barclays models are subject to continuous monitoring, update and regulatory review, which may result in future changes to CRD IV capital requirements

      ●      It is assumed that corporates, pension funds and sovereigns that meet the eligibility conditions are exempt from CVA volatility charges

      ●      Under CRD IV rules, all Central Clearing Counterparties (CCPs) are deemed to be 'Qualifying' on a transitional basis. The final determination of Qualifying status will be made by the European Securities and Markets Authority
              (ESMA)

      ●      RWAs include 1250% risk weighting of securitisation positions that were previously deducted from Core Tier 1 and Tier 2 capital. The RWA increases are reflected in Credit Risk, Counterparty Credit Risk and Market Risk

      ●      Securitisation RWAs include the impact of CRDIV on applying either standardised or advanced methods for securitisation exposures dependent on the character of the underlying assets

Funding Risk - Capital

Impact of CRD IV - Capital	CRD IV
Fully-loaded
31.12.13
£bn
Core Tier 1 capital (CRD III)	46.8
RWAs (CRD III)	354.8

Core Tier 1 ratio (CRD III)	13.2%

CRD IV impact on Core Tier 1 capital:
Conversion from securitisation deductions to RWAs	0.5
Prudential Valuation Adjustment (PVA)	(2.5)
Debit Valuation Adjustment (DVA)	(0.2)
Expected losses over impairment	(1.3)
Deferred tax assets deduction	(1.0)
Excess minority interest	(0.6)
Pensions	(0.2)
Foreseeable dividends	(0.7)
Gains on available for sale equity and debt	0.2
Other	(0.6)
CET1 capital	40.4
Tier 1 capital	42.7
Total Capital	61.6

RWAs (CRD III)	354.8

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	17.3
Securitisation	19.3
Other Counterparty Credit Risk (including Central Counterparty Clearing)	30.6
Other1	13.6
RWA impact	80.8

CRD IV RWAs	435.6

CET1 ratio	9.3%
Tier 1 ratio	9.8%
Total Capital Ratio	14.1%

As at 31 December 2013, assuming 2013 was the first year of application under the PRA's transitional rules, which reflect the maximum pace of transition, Barclays CET1 ratio would be 9.2%2,3, the Tier 1 ratio would be 11.5% and the total capital ratio would be 15.3%.

1 Other CRD IV impacts to RWAs include deferred tax asset, significant holdings in financial institutions and other items.
2 Difference to fully loaded ratio arises from an additional capital deduction for unrealised gains on available for sale debt and equity of £0.2bn.
3 The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 11.3%.

Funding Risk - Capital

CRD IV - RWA by risk type and business

As at 31.12.13	Credit Risk	Counterparty Credit Risk	Market Risk	Operational risk	Total CRD IV Risk Weighted Assets
	£m	£m	£m	£m	£m
UK RBB	37,456	-	-	6,680	44,136
Europe RBB	14,084	4	2	2,128	16,218
Africa RBB	18,838	3	-	3,965	22,806
Barclaycard	33,859	-	-	6,594	40,453
Investment Bank	69,621	58,188	69,029	24,807	221,645
Corporate Bank	63,101	651	-	6,717	70,469
Wealth and Investment Management	13,714	231	74	3,261	17,280
Head Office Functions and Other Operations	2,389	-	-	159	2,548
Total CRD IV Risk Weighted Assets	253,062	59,077	69,105	54,311	435,555

Leverage ratio requirements

CRD IV introduces a non-risk based leverage ratio that is intended to act as a supplementary back stop to the risk based capital measures.  The CRD IV leverage ratio is calculated as CRD IV Tier 1 capital divided by CRD IV leverage exposure. Under CRD IV, banks are required to report their leverage ratio for supervisory review purposes from 2014 and from 2015 banks are required to publish their leverage ratios in Pillar 3 disclosures, with the expectation that a binding Pillar I requirement will be introduced across the EU from 2018.  The EBA is tasked with monitoring banks submissions with regard to the leverage ratio by end 2016 which may result in further changes to the leverage ratio.

The PRA has communicated its expectation that Barclays meets a 3% estimated PRA leverage ratio by June 2014. The estimated PRA leverage ratio is calculated on the fully loaded CRD IV Tier 1 capital base adjusted for certain PRA defined deductions, and a PRA adjusted1 CRD IV leverage exposure measure.

Barclays expects to meet the leverage expectation of 3% communicated by the PRA.

Barclays has disclosed an estimated leverage ratio based on our understanding of the requirements and guidance of CRD IV as currently published and is subject to further change as the rules are fully implemented. The estimated ratio does not take account of the finalisation of the Basel 3 leverage ratio framework issued by the Basel Committee on 12 January 2014.

CRD IV Leverage ratio calculation

In calculating the CRD IV leverage ratio the IFRS balance sheet is taken as a starting point and the following key adjustments to total assets have been applied:

      ●      Derivatives netting adjustment: regulatory netting applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and meeting the requirements of CRD IV

      ●      Potential Future Exposure (PFE) on derivatives: regulatory add on for potential future credit exposures, calculated in accordance with the CRD IV mark-to-market method by assigning standardised percentages to the notional values on derivative contracts

      ●      Securities Financing Transactions (SFTs) adjustments: under CRD IV, the IFRS measure of SFTs is replaced with the Financial Collateral Comprehensive Method (FCCM) measure, calculated as an add on equal to exposure less collateral, taking into account master netting agreements and adjusting for volatility haircuts

      ●      Undrawn Commitments: regulatory add-ons relating to off balance sheet undrawn commitments are based on a standardised credit conversion factor of 10% for unconditionally cancellable commitments and 100% for all other commitments. The rules specify relief to be applied to trade finance related undrawn commitments which are deemed to be medium/low risk (20%) and medium risk (50%)

1 Adjusted to avoid creating disincentives to facilitate central clearing for customers and cash variation margin received and posted (as specified under SS3/132).

Funding Risk - Capital

      ●      Regulatory deductions: items (comprising goodwill and intangibles, deferred tax asset permanent losses, own paper, cash flow hedge reserve, pension assets and PVA) that are deducted from the capital measure are also deducted from total leverage exposure to ensure consistency between the numerator and denominator

      ●      Other adjustments: includes adjustments required to change from an IFRS scope of consolidation to a regulatory scope of consolidation, adjustments for significant investments in financial sector entities that are consolidated for accounting purposes but not for regulatory purposes, and the removal of IFRS reduction in assets for the recognition of Credit Risk Mitigation and the netting of loans with deposits

     ●       In addition, in accordance with SS3/131 the estimated PRA adjusted leverage exposure allows for further adjustments that reduce leverage exposure by £14bn.  These adjustments:

                      –      Exclude potential future exposure on the qualifying central clearing counterparties (QCCPs) legs of client clearing transactions where Barclays does not guarantee the performance of the QCCP to the client

                      –      Allow for the netting of assets with cash collateral received for variation margin in relation to derivatives trades to facilitate customer central clearing as well as cash collateral received and posted on Barclays own derivative transactions with QCCPs

Basel Committee Leverage Ratio

On 12 January 2014, the Basel Committee announced the finalisation of its revised rules for calculating the Basel 3 leverage ratio.  These included a number of elements that would require amendments to CRD IV if adopted in the EU, although implementation timeframes within the EU are not yet clear. Compared to the current CRD IV implementation, the revised rules contain elements that will increase leverage exposure; including capturing a calculation for net written credit derivatives based upon their notional value and the inclusion of netted cash legs of SFTs. The revised rules also include elements that will reduce leverage exposure including, the removal of volatility haircuts in relation to the SFTs add-on, the ability to net down derivative MTM exposures with eligible cash collateral (this element includes the impact of the PRA rule changes, and expands upon them), and more favourable credit conversion factors for undrawn commitments.  Based on an initial high level impact analysis we have estimated the changes would decrease the CRD IV leverage ratio by approximately 20 basis points prior to management actions.

1 PRA Supervisory Statement SS3/13 on Capital and leverage ratios for major UK banks and building societies published in November 2013.

Funding Risk - Capital

Estimated CRD IV- Leverage

	IFRS	Leverage	Leverage
	balance sheet	exposure	exposure
	As at	As at	As at
	31.12.13	31.12.13	30.06.13
Fully loaded Leverage Exposure	£bn	£bn	£bn

Derivatives
IFRS derivative financial instruments	324	324	403
Additional netting adjustments for derivatives		(260)	(324)
Potential Future Exposure on derivatives		256	308
Total derivatives		320	387

Securities Financing Transaction (SFTs)
Reverse repurchase agreements and other similar secured lending	187	187	223
Remove IFRS reverse repurchase agreements and other similar secured lending		(187)	(223)
Add leverage exposure measures for SFTs		92	93
Total securities financing transactions		92	93

Other assets and adjustments
Loans and advances and other assets	801	801	907
Undrawn commitments		179	190
Regulatory deductions and other adjustments		(15)	(18)
Total other assets and adjustments		965	1,079

Total exposure	1,312	1,377	1,559
PRA adjustment to CRD IV leverage exposure		(14)	-
PRA adjusted leverage exposure		1,363	1,559

Leverage Ratio		Leverage	Leverage
		ratio	ratio
		As at 31.12.13	As at 30.06.13
		£bn	£bn
CET1 capital		40.4	38.1
Additional Tier 1 capital		2.3	0.2
Tier 1 capital		42.7	38.3
PRA deductions to CET1 1 capital1		(2.2)	(4.1)
PRA adjusted Tier 1 capital		40.5	34.2

Fully loaded CRD IV leverage ratio		3.1%	2.5%
PRA leverage ratio		3.0%	2.2%

●      The estimated PRA leverage exposure decreased to £1,363bn (June 2013: £1,559bn). Excluding the impact of movements in foreign currency, leverage exposure reduced approximately £140bn driven by reductions in loans and advances, trading portfolio assets and potential future exposure on derivatives

●      Applying the Basel 3 2010 text for the calculation of leverage would result in an estimated leverage exposure of £1,521bn (June 2013: £1,665bn), reflecting an increase of £144bn in the SFT exposure calculation from the CRD IV exposure. The estimated fully loaded leverage ratio would be 2.8% (June 2013: 2.3%)on this basis

1     The PRA adjustment to CET1 capital as at 30 June 2013 included incremental expected loss charges on specific portfolios deemed vulnerable by the PRA and a deduction relating to the calculation of PVA. No adjustment for
       PVA was applied as at 31 December 2013 as the underlying calculation of CET1 capital has been updated to reflect the agreed change in methodology.

Funding Risk - Liquidity

Funding & Liquidity

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group's liquidity risk. The Liquidity Framework meets the PRA's standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group's funding profile. This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to Barclays Group.

Liquidity stress testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA), which is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows under a variety of stress scenarios. These scenarios are aligned to the PRA's prescribed stresses and cover a market-wide stress event, a Barclays-specific stress event and a combination of the two. Under normal market conditions, the liquidity pool is managed to be at least 100% of 90 days of anticipated outflows for a market-wide stress and 30 days of anticipated outflows for each of the Barclays-specific and combined stresses. Of these, the 30 day Barclays-specific scenario requires the largest liquidity pool to meet its stress outflows.

Since June 2010 the Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the PRA. The Group also monitors its position against anticipated Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). As at 31 December 2013 Barclays ratios were in excess of 100% for both of these metrics, with an estimated LCR of 102% (2012: 126%) and an estimated NSFR of 110% (2012: 112%)1.

As at 31 December 2013, the Group held eligible liquid assets in excess of 100% of net stress outflows for each of the 30 day Barclays-specific LRA scenario and the Basel 3 LCR:

Compliance with internal and regulatory stress tests	Barclays' LRA (30 day Barclays specific requirement)2	Estimated Basel 3 LCR1
	£bn	£bn
Eligible liquidity buffer	127	130
Net stress outflows	122	128
Surplus	5	2

Liquidity pool as a percentage of anticipated net outflows as at 31 December 2013	104%	102%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2012	129%	126%

In 2013, Barclays Group right sized its liquidity pool to reduce the large LRA and LCR surpluses to support the leverage plan and reduce the costs of surplus liquidity, whilst maintaining compliance with its internal liquidity risk appetite and external regulatory requirements.

Barclays plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level. Barclays will continue to monitor the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of the pool or monetising the pool to meet stress outflows.

1      The methodology for estimating the LCR and NSFR is based on an interpretation of the Basel standards published in January 2013 and January 2014 respectively and includes a number of assumptions which are subject to change prior to the implementation of the CRD IV.

2      Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 104% (2012: 129%). This compares to 127% (2012: 141%) under the 90 day market-wide scenario and 112% (2012: 145%) under the 30 day combined scenario.

Funding Risk - Liquidity

Liquidity pool

The Group liquidity pool as at 31 December 2013 was £127bn (2012: £150bn). During 2013, the month-end liquidity pool ranged from £127bn to £157bn (2012: £150bn to £173bn), and the month-end average balance was £144bn (2012: £162bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows and comprises the following cash and unencumbered assets. The decrease of the size of the liquidity pool during 2013 is consistent with Group plans to optimise the size of the liquidity pool, within our established liquidity risk appetite framework, while maintaining compliance with regulatory requirements. The change in the composition of the liquidity pool, from cash and deposits with central banks to government bonds, was done to reduce the overall cost of the liquidity pool.

Composition of the Group Liquidity Pool

Liquidity Pool 31.12.2013	Liquidity pool of which PRA eligible1	Liquidity pool of which Basel III LCR-eligible2	Liquidity Pool 31.12.2012

			Level 1	Level 2A
As at 31.12.2013	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks3	43	42	41	-	85

Government bonds4
AAA rated	52	51	52	-	40
AA+ to AA- rated	9	8	8	-	5
Other government bonds	1	-	-	-	1
Total Government bonds	62	59	60	-	46

Other
Supranational bonds and multilateral development banks	3	3	3	-	4
Agencies and agency mortgage-backed securities	10	-	5	5	7
Covered bonds (rated AA- and above)	6	-	-	6	5
Other	3	-	-	-	3
Total other	22	3	8	11	19

Total as at 31 December 2013	127	104	109	11
Total as at 31 December 2012	150	129	136	8

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2013, 90% of the liquidity pool was located in Barclays Bank PLC (2012: 90%) and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements.

1     £104bn of the liquidity pool is PRA eligible as per BIPRU 12.7. In addition, there are £9bn of Level 2 assets available, as per PRA's announcement in August 2013 that certain assets  specified by PRA as Level 2  assets can be  used on a transitional basis.

2     The LCR-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by the Basel Committee on Banking
       Supervision.

3 Of which over 95% (2012: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
4 Of which over 85% (2012: over 80%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

Funding Risk - Liquidity

Deposit Funding
	As at 31.12.2013	As at 31.12.12

Funding of Loans and Advances to Customers1	Loans and Advances to Customers	Customer Deposits	Loan to Deposit Ratio	Loan to Deposit Ratio
	£bn	£bn	%	%
RBB & Barclaycard	234	174
Corporate Banking2	61	109
Wealth and Investment Management	23	63
Total funding excluding secured	318	346	92	102
Secured funding3		41
Sub-total including secured funding	318	387	82	88

RBB & Barclaycard, Corporate Banking & Wealth and Investment Management2	318	346	92	102
Investment Bank	41	20
Head Office and Other Operations	1	-
Trading settlement balances and cash collateral	70	62
Total	430	428	101	110

Retail, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remaining funding secured against customer loans and advances. The loan to deposit ratio for these businesses was 92% (2012: 102%).

The excess of the Investment Bank's loans and advances over customer deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer deposit funding from Retail, Corporate Banking and Wealth and Investment Management.

As at 31 December 2013, £122bn (2012: £112bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £3bn (2012: £3bn) of other liabilities insured or guaranteed by governments.

Wholesale Funding

Funding of Other Assets as at 31 December 2013

Assets	£bn	Liabilities	£bn

Trading Portfolio Assets	63	Repurchase agreements	196
Reverse repurchase agreements	133

Reverse repurchase agreements	53	Trading Portfolio Liabilities	53

Derivative Financial Instruments	323	Derivative Financial Instruments	319

Liquidity pool	127	Less than 1 year wholesale debt	82
Other assets 4	119	Greater than 1 year wholesale debt and equity	164

1     Included within RBB, Barclaycard, Corporate Banking, Wealth and Investment Management and the Investment Bank are BAGL related balances totalling £32bn of loans and advances to customers funded by £30bn of customer deposits. (£7.3bn of which is BAGL Investment Bank).

2 In addition, Corporate Banking holds £15.7bn (2012: £17.6bn) loans and advances as financial assets held at fair value.
3 Secured funding includes covered bonds, public securitisations, bilateral repos and central bank borrowings. These are not included within customer deposits.
4 Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.

Funding Risk - Liquidity

●     Trading portfolio assets are largely funded by repurchase agreements with 63% (2012: 74%) secured against highly liquid assets1. The weighted average maturity of these repurchase agreements secured against less liquid assets was 69 days (31 December 2012: 84 days)

●    The majority of reverse repurchase agreements are matched by repurchase agreements. As at 31 December 2013, 76% (2012: 75%) of matched book activity was secured against highly liquid assets1. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

●    Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid (see Note 12 'Offsetting financial assets and liabilities' for further detail on netting)

●    The liquidity pool is primarily funded by wholesale debt

●    Other assets are largely matched by term wholesale debt and equity

Composition of wholesale funding

As at 31 December 2013 total wholesale funding outstanding (excluding repurchase agreements) was £186bn (2012: £240bn). £82bn of wholesale funding matures in less than one year (2012: £102bn) of which £23bn relates to term funding (2012: £18bn)2. Maturing wholesale liabilities have been replaced with customer deposits to increase the resilience and sustainability of its funding structure, while meeting future regulatory requirements.

Outstanding wholesale funding comprised of £35bn secured funding (2012: £40bn) and £151bn unsecured funding (2012: £199bn).

Maturity profile3

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Sub-total less than one year	Over one year but not more than two years	Over two years but not more than five years	Over five years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from Banks	9.4	5.7	0.7	1.0	0.3	17.1	4.4	0.2	-	21.7
Certificates of Deposit and Commercial Paper	2.1	10.8	6.8	5.4	2.6	27.7	0.6	0.6	0.4	29.3
Asset Backed Commercial Paper	2.7	2.1	-	-	-	4.8	-	-	-	4.8
Senior unsecured (Public benchmark)	2.5	0.8	2.6	1.6	0.1	7.6	3.9	6.0	3.9	21.4
Senior unsecured (Privately placed)	1.0	2.6	3.5	4.2	2.4	13.7	9.4	15.6	11.5	50.2
Covered bonds/ABS	0.3	0.4	0.4	3.3	0.6	5.0	6.9	6.0	7.1	25.0
Subordinated liabilities	-	0.2	-	-	-	0.2	0.1	2.9	17.6	20.8
Other4	2.3	1.4	1.5	0.4	0.3	5.9	1.8	2.5	2.1	12.3
Total as at 31 December 2013	20.3	24.0	15.5	15.9	6.3	82.0	27.1	33.8	42.6	185.5
Of which secured	4.6	3.7	1.4	3.5	0.7	13.9	7.3	6.5	7.2	34.9
Of which unsecured	15.7	20.3	14.1	12.4	5.6	68.1	19.8	27.3	35.4	150.6
Total as at 31 December 2012	29.4	39.4	17.5	8.2	7.2	101.7	28.3	56.2	53.5	239.7
Of which secured	5.9	4.0	2.4	0.8	0.5	13.6	5.2	13.8	7.8	40.4
Of which unsecured	23.5	35.4	15.1	7.4	6.7	88.1	23.1	42.4	45.7	199.3

1 Highly liquid assets are limited to government bonds, US agency securities and US agency mortgage-backed securities.
2     Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year. In addition, at 31 December 2013, £3bn of these instruments were not counted towards term financing as they had an original maturity of less than 1 year.

3     The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England's Funding for Lending Scheme. Included within deposits from banks are £4.1bn of liabilities drawn in the European
       Central Bank's 3 year LTRO.

4 Primarily comprised of fair value deposits £4.6bn and secured financing of physical gold £5.0bn.

Funding Risk - Liquidity

Outstanding wholesale funding includes £50bn (2012: £63bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. A large proportion of end users of these products are individual retail investors.

In 2013, Barclays repaid €3bn of funding raised through the European Central Bank's 3 year LTRO, leaving €5bn outstanding as at 31 December 2013 (2012: €8bn).

The liquidity risk of wholesale funding is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £45bn (2012: £48bn).

The average maturity of wholesale funding net of the liquidity pool was at least 69 months (2012: 61 months).

Currency profile

The proportion of wholesale funding by major currency was as follows:

	USD	EUR	GBP	Other
Currency composition of wholesale funds	%	%	%	%
Deposits from Banks	14	55	24	7
Certificates of Deposit and Commercial Paper	64	19	16	1
Asset Backed Commercial Paper	87	6	7	-
Senior unsecured	30	34	16	20
Covered bonds/ABS	22	61	16	1
Subordinated Liabilities	37	28	34	1
Total as at 31 December 2013	35	36	19	10
Total as at 31 December 2012	31	38	22	9

To manage cross-currency refinancing risk Barclays manages to foreign currency cash-flow limits, which limit the risk at specific maturities. Across wholesale funding, the composition is materially unchanged.

Term financing

In 2013, term funding maturities were mostly offset by growth in customer deposits and run-off of Exit Quadrant, while a significant portion of the Group's 2013 funding needs were pre-funded in 2012.

The Group issued £1bn of net term funding in 2013, including $1bn of CRD IV compliant Tier 2 capital. This issuance was a transitional step towards Barclays end state CRD IV capital structure.

The Group has £24bn of term debt maturing in 2014 and a further £22bn maturing in 20151. The Group expects to issue more public wholesale debt in 2014 than in 2013 in order to maintain a stable and diverse funding base by type, currency and distribution channel.

Credit Rating

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch	DBRS

Long Term (Outlook)	A (Stable)	A2 (Negative)	A (Stable)	AA (Low)(Stable)
Short Term	A-1	P-1	F1	R-1 (mid)
Standalone rating2	bbb+	C-/baa2	a	A (high)

Barclays PLC	Standard & Poor's	Moody's	Fitch	DBRS

Long Term (Outlook)	A- (Stable)	A3 (Negative)	A (Stable)	n/a
Short Term	A-2	P-2	F1	n/a

1 Includes £0.3bn of bilateral secured funding in 2014 and £2bn in 2015.
2     Refers to Standard & Poor's Stand-Alone Credit Profile (SACP), Moody's Bank Financial Strength Ratio (BFSR)  / Baseline Credit Assessment (BCA), Fitch Viability Rating (VR) and DBRS Intrinsic Assessment (IA).

Funding Risk - Liquidity

During 2013, Barclays was downgraded one notch by Standard & Poor's, as the rating agency views increased risk for some large European banks operating in investment banking due to tightening regulation and uncertain market conditions.  As a result Barclays Bank PLC's rating moved to A/A-1 from A+/A-1, and Barclays PLC's to A-/A-2 from A/A-1. Similarly, DBRS downgraded Barclays Bank PLC, to AA (low)/R-1 (mid) from AA/R-1 (high), mainly driven by the changing regulatory environment. The downgrades were fully reserved for in the liquidity pool and there was no significant change in deposit funding or wholesale funding. Fitch and Moody's affirmed Barclays Bank PLC and Barclays PLC ratings.

Barclays' ratings currently benefit from sovereign support assumptions made by rating agencies. Levels of sovereign supports are reflected in the difference between the standalone rating and Barclays Bank PLC's long-term rating. As regulation evolves, rating agencies have communicated their intention to remove all or part of this support over time. As a consequence, Moody's put Barclays' long-term and short-term ratings on a Negative outlook.

The table below shows contractual collateral requirements and contingent obligations following one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which were fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

Contractual Credit Rating Downgrade Exposure (cumulative cash flow)	One-notch	Two-notch
	£bn	£bn
Securitisation derivatives	7	8
Contingent liabilities	6	6
Derivatives margining	-	1
Liquidity facilities	1	2
Total as at 31 December 2013	14	17
Total as at 31 December 2012	13	17

Beyond these contractual requirements, these outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Barclays Africa Group Limited

●      Liquidity risk is managed separately at BAGL due to local currency, funding and regulatory requirements

●      In addition to the Group liquidity pool, BAGL held £4bn (2012: £5bn) of liquidity pool assets against BAGL-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills

●      The BAGL loan to deposit ratio was 105% (2012: 113%)

●      As at 31 December 2013, BAGL had £9bn of wholesale funding outstanding (2012: £12bn), of which £6bn matures in less than 12 months (2012: £6bn)

Credit Risk

Analysis of Total Assets by Valuation Basis

Accounting Basis

Assets as at 31.12.13	Total Assets	Cost Based Measure	Fair Value
	£m	£m	£m
Cash and balances at central banks	45,687	45,687	-

Items in the course of collection from other banks	1,282	1,282	-

Debt securities	84,560	-	84,560
Equity securities	42,659	-	42,659
Traded loans	1,647	-	1,647
Commodities1	4,203	-	4,203
Trading portfolio assets	133,069	-	133,069

Loans and advances	18,695	-	18,695
Debt securities	842	-	842
Equity securities	11,824	-	11,824
Other financial assets2	6,001	-	6,001
Held in respect of linked liabilities to customers under investment contracts	1,606	-	1,606
Financial assets designated at fair value	38,968	-	38,968

Derivative financial instruments	324,335	-	324,335

Loans and advances to banks	37,853	37,853	-

Loans and advances to customers	430,411	430,411	-

Banks	67,889	67,889	-
Customers	118,890	118,890	-
Reverse repurchase agreements and other similar secured lending	186,779	186,779	-

Debt securities	91,298	-	91,298
Equity securities	458	-	458
Available for sale investments	91,756	-	91,756

Other assets	22,127	21,562	565

Total assets as at 31.12.13	1,312,267	723,574	588,693

Total assets as at 31.12.12	1,488,335	749,403	738,932

1 Commodities primarily consist of physical inventory positions.
2 Primarily consists of reverse repurchase agreements designated at fair value.

Credit Risk

Credit Risk

Analysis of Loans and Advances to Customers and Banks

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography

As at 31st December 2013	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	5,718	11,322	10,141	2,318	6,239	35,738
Other financial institutions	21,142	18,359	45,963	6,117	7,774	99,355
Manufacturing	5,306	1,916	1,297	1,218	606	10,343
Construction	3,133	417	19	347	27	3,943
Property	15,022	1,985	937	1,941	123	20,008
Government	1,546	1,739	685	1,325	1,808	7,103
Energy and water	1,715	3,035	1,489	735	478	7,452
Wholesale and retail distribution and leisure	9,609	1,296	464	1,320	175	12,864
Business and other services	12,826	2,656	2,220	1,926	434	20,062
Home loans	129,591	34,752	782	14,051	351	179,527
Cards, unsecured loans and other personal lending	28,168	6,792	12,630	3,842	1,283	52,715
Other	8,373	1,871	1,295	6,996	619	19,154
Net loans and advances to customers and banks	242,149	86,140	77,922	42,136	19,917	468,264
Impairment allowance	(2,980)	(2,486)	(654)	(1,079)	(59)	(7,258)

As at 31st December 2012
Banks	7,134	14,447	12,050	1,806	3,405	38,842
Other financial institutions	17,113	20,812	40,884	4,490	3,031	86,330
Manufacturing	6,041	2,533	1,225	1,232	487	11,518
Construction	3,077	476	1	699	21	4,274
Property	15,167	2,411	677	3,101	247	21,603
Government	558	2,985	1,012	1,600	253	6,408
Energy and water	2,286	2,365	1,757	821	393	7,622
Wholesale and retail distribution and leisure	9,567	2,463	734	1,748	91	14,603
Business and other services	15,754	2,754	2,360	2,654	630	24,152
Home loans	119,653	36,659	480	14,931	270	171,993
Cards, unsecured loans and other personal lending	29,716	5,887	11,725	7,170	1,147	55,645
Other	9,448	2,390	1,232	7,788	520	21,378
Net loans and advances to customers and banks	235,514	96,182	74,137	48,040	10,495	464,368
Impairment allowance	(3,270)	(2,606)	(472)	(1,381)	(70)	(7,799)

Impairment Allowance
	Year Ended	Year Ended
	31.12.13	31.12.12
	£m	£m
At beginning of period	7,799	8,896
Acquisitions and disposals	(5)	(80)
Exchange and other adjustments	(260)	(206)
Unwind of discount	(179)	(211)
Amounts written off	(3,343)	(4,119)
Recoveries	201	212
Amounts charged against profit	3,045	3,307
At end of period	7,258	7,799

Credit Risk

Loans and Advances Held at Fair Value, by Industry Sector and Geography

As at 31st December 2013	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	-	150	72	273	1	496
Other financial institutions1	12	782	409	24	42	1,269
Manufacturing	21	41	98	-	6	166
Construction	148	1	-	11	-	160
Property	7,595	766	164	3	-	8,528
Government	5,288	8	-	98	1	5,395
Energy and water	12	65	465	48	-	590
Wholesale and retail distribution and leisure	40	75	97	53	-	265
Business and other services	2,865	59	261	127	1	3,313
Other	11	27	51	63	8	160
Net loans and advances to customers and banks	15,992	1,974	1,617	700	59	20,342

As at 31st December 2012	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	-	493	120	422	-	1,035
Other financial institutions1	13	611	622	8	39	1,293
Manufacturing	6	38	601	16	15	676
Construction	161	1	-	28	4	194
Property	8,671	830	295	121	-	9,917
Government	5,762	6	314	17	5	6,104
Energy and water	10	73	41	46	3	173
Wholesale and retail distribution and leisure	33	2	220	72	1	328
Business and other services	3,404	20	685	14	-	4,123
Other	105	132	46	224	56	563
Net loans and advances to customers and banks	18,165	2,206	2,944	968	123	24,406

Credit impairment charges and other provisions by business

	Year Ended 31.12.13	Year Ended 31.12.12
	£m	£m
Loan impairment
UK RBB	347	269
Europe RBB	287	257
Africa RBB	324	632
Barclaycard	1,264	1,049
Investment Bank	209	192
Corporate Banking	512	864
Wealth and Investment Management	121	38
Head Office and Other Operations	(2)	2
Total loan impairment charge2	3,062	3,303
Impairment charges on available for sale investments	1	40
Impairment of reverse repurchase agreements	8	(3)
Total credit impairment charges and other provisions	3,071	3,340

●       Impairment charges on loans and advances decreased 7% reflecting lower charges in Corporate Banking and Africa RBB,partially offset by increased charges across the rest of the Group

●       Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 72 and 86 respectively

1 Included within Other financial institutions (Americas) are £250m (2012: £427m) of loans backed by retail mortgage collateral.
2 Includes charges of £17m (2012: £4m write back) in respect of undrawn facilities and guarantees.

Credit Risk

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	As at 31.12.13	As at 31.12.12	As at 31.12.13	As at 31.12.12	As at 31.12.13	As at 31.12.12
	£m	£m	£m	£m	£m	£m
Retail1	7,567	8,722	708	758	8,275	9,480
Wholesale	5,731	6,303	1,100	1,102	6,831	7,405
Group	13,298	15,025	1,808	1,860	15,106	16,885

	Impairment Allowance		CRL Coverage		PCRL Coverage

	As at 31.12.13	As at 31.12.12	As at 31.12.13	As at 31.12.12	As at 31.12.13	As at 31.12.12
	£m	£m	%	£m	%	£m
Retail	4,372	4,635	57.8	53.1	52.8	48.9
Wholesale	2,886	3,164	50.4	50.2	42.2	42.7
Group	7,258	7,799	54.6	51.9	48.0	46.2

●       Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 72 and 86 respectively

Forbearance

Balances	Impairment Stock	Coverage

	As at 31.12.13	As at 31.12.12	As at 31.12.13	As at 31.12.12	As at 31.12.13	As at 31.12.12
	£m	£m	£m	£m	%	%
Retail	5,002	5,447	581	575	11.6	10.6
Wholesale	3,385	4,254	891	1,149	26.3	27.0
Group	8,387	9,701	1,472	1,724	17.5	17.8

●       Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 72 and 86respectively

1 2012 PCRL balances in Africa RBB have been restated to better reflect their PCRL categorisation. As a result CRLs decreased by £99m and PPLs increased by £102m.

Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks

As at 31.12.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Total retail	236,219	4,372	231,847	7,567	3.2	2,161	91

Wholesale - customers	201,998	2,876	199,122	5,713	2.8	918	45
Wholesale - banks	37,305	10	37,295	18	-	(17)	(5)
Total wholesale	239,303	2,886	236,417	5,731	2.4	901	38

Loans and advances at	475,522	7,258	468,264	13,298	2.8	3,062	64
amortised cost

Traded Loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695
Loans and advances held at fair value	20,342	n/a	20,342

Total loans and advances	495,864	7,258	488,606

As at 31.12.12
Total retail1	232,672	4,635	228,037	8,722	3.7	2,075	89

Wholesale - customers	199,423	3,123	196,300	6,252	3.1	1,251	63
Wholesale - banks	40,072	41	40,031	51	0.1	(23)	(6)
Total wholesale	239,495	3,164	236,331	6,303	2.6	1,228	51

Loans and advances at	472,167	7,799	464,368	15,025	3.2	3,303	70
amortised cost

Traded Loans	2,410	n/a	2,410
Loans and advances designated at fair value	21,996	n/a	21,996
Loans and advances held at fair value	24,406	n/a	24,406

Total loans and advances	496,573	7,799	488,774

●    Loans and advances to customers and banks at amortised cost net of impairment remained stable at £468.3bn (2012: 464.4bn). This reflected a £3.8bn increase to £231.8bn in the retail portfolios, driven by increased mortgage lending and the acquisition of Barclays Direct in UK RBB. This was offset by reductions in Africa RBB, largely reflecting currency movements

●    This growth, combined with lower impairment charges on loans and advances resulted in a lower loan loss rate of 64bps (2012: 70bps)

●    Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 72 and 86 respectively

1 2012 CRL balances in Africa RBB have been revised to better reflect their PCRL categorisation. As a result CRLS decreased by £99m.

Credit Risk

Exposure to UK Commercial Real Estate

Loans and advances at amortised cost	Balances Past Due	Impairment Allowances
As at	As at	As at

	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	£m	£m	£m	£m
Wholesale	9,842	10,036	361	469	110	106
Retail	1,593	1,534	103	123	16	20
Group	11,435	11,570	464	592	126	126

· Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 72 and 86 respectively

Retail Credit Risk

Retail Loans and Advances at Amortised Cost

As at 31.12.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	138,056	1,308	136,748	2,664	1.9	347	25
Europe RBB	38,016	660	37,356	1,801	4.7	287	75
Africa RBB	19,363	491	18,872	1,026	5.3	259	134
Barclaycard	37,468	1,856	35,612	1,992	5.3	1,264	337
Corporate Banking1	488	39	449	45	9.2	(5)	(102)
Wealth and Investment Management	2,828	18	2,810	39	1.4	9	32
Total	236,219	4,372	231,847	7,567	3.2	2,161	91

As at 31.12.12
UK RBB	129,682	1,369	128,313	2,883	2.2	269	21
Europe RBB	39,997	560	39,437	1,734	4.3	257	64
Africa RBB	23,987	700	23,287	1,691	7.0	472	197
Barclaycard	35,732	1,911	33,821	2,288	6.4	1,050	294
Corporate Banking1	739	79	660	92	12.4	27	365
Wealth and Investment Management	2,535	16	2,519	34	1.3	-	-
Total	232,672	4,635	228,037	8,722	3.7	2,075	89

●    Gross loans and advances to customers and banks in the retail portfolios increased 2% to £236.2bn principally reflecting movements in UK RBB, where a 6% increase to £138bn reflected the acquisition of Barclays Direct and growth in home loans. This was partially offset by reductions in Africa RBB, principally reflecting currency movements

●    The loan impairment charge increased 4% to £2,161m principally as a  result of:

    -    UK RBB increased 29% to £347m primarily due to the non-recurrence of releases in 2012 impacting unsecured lending and mortgages. Excluding these, impairment was broadly in line with prior year

    -    Barclaycard increased 20% to £1,264m primarily driven by higher assets, including the impact of the acquisition of the Edcon portfolio in late 2012, and the non-recurrence of releases in 2012. Impairment loan loss rates in consumer credit cards remained stable at 356bps (2012: 358bps) in the UK and at 268bps (2012: 268bps) in the US, but increased to 560bps (2012: 160bps) in South Africa

    -    Europe RBB increased 12% to £287m due in part to additional charges resulting from exposure to the renewable energy sector in Spain, foreign currency movements and an increase in home loan balances in recoveries. This was partially offset by improvements in underlying collections performance

1 Primarily comprises UAE retail portfolios in 2013. Includes India portfolios in 2012.

Credit Risk

    -    Africa RBB decreased 45% to £259m driven by lower charges in the South African home loans portfolios and foreign currency movements

    -    Wealth and Investment Management increased to £9m (2012: nil) driven primarily by losses on Spanish residential property

    -    Corporate Banking decreased to a £5m release (2012: £27m charge) driven by a sharp improvement in residential property values

●  Higher overall impairment charges led to an increase in the retail loan loss rate to 91bps (2012: 89bps)

Analysis of Retail Gross Loans & Advances to Customers

As at 31.12.13	Secured Home Loans1	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending2	Business Lending	Total Retail
	£m	£m	£m	£m	£m
UK RBB	122,879	6,854	-	8,323	138,056
Europe RBB	33,615	2,870	-	1,531	38,016
Africa RBB	13,664	2,469	2,584	646	19,363
Barclaycard	-	34,276	2,487	705	37,468
Corporate Banking	252	199	30	7	488
Wealth and Investment Management	2,575	91	162	-	2,828
Total	172,985	46,759	5,263	11,212	236,219

As at 31.12.12
UK RBB	114,766	6,863	-	8,053	129,682
Europe RBB	34,825	3,430	-	1,742	39,997
Africa RBB	17,422	2,792	3,086	687	23,987
Barclaycard	-	32,432	2,730	570	35,732
Corporate Banking	274	336	117	12	739
Wealth and Investment Management	2,267	63	205	-	2,535
Total	169,554	45,916	6,138	11,064	232,672

●  Secured home loans and credit cards, overdrafts and unsecured loans are analysed on pages 77 and 83respectively

1 All portfolios under Secured Home Loans are primarily first lien mortgages. Other Secured Retail Lending under Barclaycard is a second lien mortgage portfolio.
2 Other Secured Lending includes auto loan financing in Africa RBB and UK Secured Lending in Barclaycard.

Credit Risk

Analysis of Potential Credit Risk Loans and Coverage Ratios

CRLs	PPLs	PCRLs

	As at	As at	As at	As at	As at	As at
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	£m	£m	£m	£m
Home loans	2,803	3,321	316	321	3,119	3,642
Credit cards and unsecured lending	3,468	3,954	279	295	3,747	4,249
Other retail lending and business banking	1,296	1,447	113	142	1,409	1,589
Total retail1	7,567	8,722	708	758	8,275	9,480

	Impairment allowance		CRL coverage		PCRL coverage

	As at	As at	As at	As at	As at	As at
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	%	%	%	%
Home loans	776	849	27.7	25.6	24.9	23.3
Credit cards and unsecured lending	3,026	3,212	87.3	81.2	80.8	75.6
Other retail lending and business banking	570	574	44.0	39.7	40.5	36.1
Total retail	4,372	4,635	57.8	53.1	52.8	48.9

Potential Credit Risk Loans and Coverage Ratios by business

CRLs	PPLs	PCRLs

	As at	As at	As at	As at	As at	As at
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	£m	£m	£m	£m
UK RBB	2,664	2,883	239	283	2,903	3,166
Europe RBB	1,801	1,734	73	98	1,874	1,832
Africa RBB1	1,026	1,691	153	163	1,179	1,854
Barclaycard	1,992	2,288	239	208	2,231	2,496
Corporate Banking	45	92	2	5	47	97
Wealth and Investment Management	39	34	2	1	41	35
Total retail	7,567	8,722	708	758	8,275	9,480

	Impairment allowance		CRL coverage		PCRL coverage

	As at	As at	As at	As at	As at	As at
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	%	%	%	%
UK RBB	1,308	1,369	49.1	47.5	45.1	43.2
Europe RBB	660	560	36.6	32.3	35.2	30.6
Africa RBB1	491	700	47.9	41.4	41.6	37.8
Barclaycard	1,856	1,911	93.2	83.5	83.2	76.6
Corporate Banking	39	79	86.7	85.9	83.0	81.4
Wealth and Investment Management	18	16	46.2	47.1	43.9	45.7
Total retail	4,372	4,635	57.8	53.1	52.8	48.9

●   CRL balances in retail portfolios decreased 13.2% to £7,567m, primarily in:

    -    Africa RBB, due to depreciation of ZAR against GBP and a reduction in the recovery book in South Africa home loans

    -    UK RBB, where reductions reflected higher cash recoveries in Business Banking and lower flows into recovery in Consumer Lending

    -    Barclaycard, where the reductions reflected lower balances in recovery across the principal portfolios

    -    This was partially offset by higher balances in Europe RBB primarily due to appreciation of EUR against GBP and an increase in recovery balances across all home loans portfolios

1        2012 PCRL balances in Africa RBB have been restated to better reflect their PCRL categorisation. As a result PCRL balances increased by £3m; CRLs  decreased by £99m and PPLs to increased by £102m. This has been allocated between Home Loans (CRL: £76m and PPL: £59m) and Other Retail Lending (CRL: £23m and PPL: £43m).

Credit Risk

Retail forbearance programmes

Forbearance programmes on principal retail portfolios

●   Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions may take a number of forms depending on the extent of their financial dislocation. Short term solutions normally focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may also include interest rate concessions and fully amortising balances for card portfolios

●   Forbearance on the Group's principal retail portfolios in the US, UK, Eurozone and South Africa is presented below. The principal portfolioslisted below account for 91% (2012: 92%) of total retail forbearance balances

Principal Retail Portfolios	Gross L&A subject to forbearance programmes	Forbearance programmes proportion of outstanding balances	Marked to market LTV of forbearance balances: balance weighted	Marked to market LTV of forbearance balances: valuation weighted	Impairment allowances marked against balances on forbearance programmes	Forbearance Programmes Coverage Ratio
As at 31.12.13	£m	%	%	%	£m	%
Home Loans
UK	2,364	1.9	63.4	51.6	23	1.0
South Africa	248	2.1	74.4	60.5	17	6.9
Spain	171	1.4	68.3	52.3	8	4.9
Italy	307	2.0	62.2	50.9	10	3.2

Credit Cards, Overdrafts and Unsecured Loans
UK cards	912	5.6	n/a	n/a	333	36.5
UK personal loans	142	2.9	n/a	n/a	34	23.7
US cards	106	1.1	n/a	n/a	10	9.8

Business Lending
UK	278	3.3	n/a	n/a	32	11.5

As at 31.12.12
Home Loans
UK	2,536	2.2	67.7	56.1	24	0.9
South Africa	404	2.6	78.3	64.7	16	4.0
Spain	174	1.3	68.9	53.3	10	5.7
Italy	426	2.6	62.6	52.2	7	1.7

Credit Cards, Overdrafts and Unsecured Loans
UK cards	991	6.3	n/a	n/a	350	35.3
UK personal loans	168	3.4	n/a	n/a	44	26.2
US cards	116	1.3	n/a	n/a	15	12.9

Business Lending
UK	203	2.5	n/a	n/a	28	13.8

●     Loans in forbearance in the principal home loans portfolios decreased 13% to £3,090m, primarily due to reductions in UK, South Africa and Italy

    -     The UK home loans under forbearance programmes decreased 7% to £2,364m. In H213, the definition was expanded to include customers who are up to date on their mortgage but have either been granted a term extension or have drawn against their Mortgage Current Account and displayed other indicators of financial stress. 2012 forbearance balances were restated from £1,596m to £2,536m in line with the new definition

Credit Risk

    -     As a result of the restatement, Mortgage Current Account balances (see page 81) now account for 71% of the total forbearance balances, the majority of the remainder being term extensions which account for 17%

    -     In South Africa, the reduction in forbearance balances was due to the implementation of enhanced qualification criteria which results in a more appropriate and sustainable programme for the customer, and a depreciation of
          ZAR against GBP

    -     In Italy, the majority of the balances relate to specific schemes required by the government in response to natural disasters and amendments are weighted towards payment holidays and interest suspensions. The decrease of 28% to £307m was in part due to customers exiting such government forbearance schemes after recommencing payments. The coverage for forbearance accounts remain low, reflecting the underlying quality of customers on these government schemes, with 85% of customers being up to date upon entering the forbearance scheme

●   Forbearance balances on principal credit cards, overdrafts and unsecured loan portfolios decreased by 9% to £1,160m. Forbearance programmes as a proportion of outstanding balances reduced in UK and US cards due to an improved credit environment and an enhancement to the forbearance policy in 2012

    -     Impairment allowances against UK cards forbearance decreased following a review of the qualification criteria in 2012, the impacts of which become evident from Q213. This included a reduction of balances on forbearance programmes and better performance resulting in a decrease in impairment coverage ratio

    -     US cards forbearance programme coverage ratio was lower than the UK due to a higher proportion of partnership accounts and long term forbearance plans. These plans have lower loss rates compared to the UK as payment amount and annual percentage rate is higher in the US portfolio

●   Business Lending forbearance balances increased 37% to £278m due to a longer period of monitoring undertaken for customers under forbearance before they are re-categorised as performing. In addition,  there has been an increase in customers being granted forbearance whilst a review of their derivative position is being undertaken

Credit Risk

Secured home loans

●     Total home loans to retail customers increased 2% to £173bn (2012: £170bn)

●     The principal home loan portfolios listed below account for 97% (2012: 96%) of total home loans in the Group's retail portfolios

Home loans principal portfolios1

As at 31.12.13	Gross loans and advances	> 90 Day arrears	> 90 Day arrears, including recoveries2	Annualised gross charge-off rates3	Recoveries proportion of outstanding balances	Recoveries impairment coverage ratio
	£m	%	%	%	%	%
UK	122,880	0.3	0.8	0.5	0.5	14.7
South Africa	12,172	0.7	6.2	2.6	5.6	34.7
Spain	12,748	0.7	3.0	1.1	2.4	36.0
Italy	15,518	1.1	3.5	0.7	2.4	25.8
Portugal	3,641	0.5	3.9	1.1	3.4	31.9

As at 31.12.12
UK	114,766	0.3	0.8	0.6	0.5	13.4
South Africa	15,773	1.6	8.4	3.9	6.9	34.6
Spain	13,551	0.7	2.6	1.1	1.9	34.0
Italy	15,529	1.0	2.9	0.8	1.8	25.4
Portugal	3,710	0.7	3.4	1.4	2.8	25.6

●   Arrears rates remained steady in the UK due to a conservative credit policy and stable economic conditions including the continued low base rate environment. The recoveries impairment coverage ratio increased reflecting higher impairment allowances held as 31 December 2013 reflecting the external environment.

●   In the UK, gross loans and advances increased 7% to £123bn which includes the £5.4bn mortgage portfolio acquired through Barclays Direct, in February 2013. Within the total home loans portfolio:

    -    Owner-occupied4 interest only balances of £44.5bn (2012: £45.7bn) represented 36% of total home loan balances (see page 80 for more detail). The average balance weighted LTV for interest only balances remained low at
                 54.2% (2012: 58.8%) and  90 day arrears rates remained stable  at 30bps (2012: 30bps) which was  in line with the overall portfolio performance

    -    Buy to let5 home loans comprised 8% (2012: 7%) of the total balances.  For buy to let home loans, 90 day arrears rates improved marginally from 0.2% to 0.1% while balance weighted portfolio LTV remained broadly stable at
         62.9% (2012: 65.7%)

●    Gross loans and advances in South Africa of £12.2bn (2012: £15.8bn) were broadly unchanged in local currency. The improvement in the arrears and charge-off rates was driven by the continued strong performance of new lending and improvements in collections capabilities. The decrease in  recoveries balances was driven by revised strategies in the recoveries environment to reduce this portfolio, and lower charge-off rates

●    In the principal European home loans portfolios, gross loans and advances reduced 3% to £31.9bn reflecting the amortisation of existing balances and reduced new business flows following the realignment of the target customer profile. 90 day arrears rates and charge-off rates have remained broadly stable in Spain and Italy, but have reduced in Portugal due to improved collections performance

    -     Balances in recoveries and recovery impairment coverage rates have increased in Spain in part due to an increase in the legal recovery timescales following introduction of new Spanish mortgage protection laws. The lengthy legal process in Europe and difficult property market conditions have contributed to the increasedrecovery balances and higher impairment coverage ratios

1     Excluded from the above analysis are Wealth International home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios. All portfolios under Secured
       Home Loans are primarily first lien mortgages. Other Secured Retail Lending under Barclaycard is a second lien mortgage portfolio.

2 90 days arrears including recoveries is the sum of balances greater than 90 days arrears and balances charged off to recoveries, expressed as a percentage of total outstanding balances.
3 Gross charge-off rates are calculated over average monthly outstanding balances through the year.
4 Owner-occupied refers to mortgages where the intention of the customer was to occupy the property at origination.
5 Buy to let refers to mortgages where the intention of the customer (investor) was to let the property at origination.

Credit Risk

Home loans principal portfolios - distribution of balances by Loan to Value1

As at 31 December	UK		South Africa		Spain		Italy		Portugal
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	%	%	%	%	%	%	%	%	%	%
<=75%	84.2	76.1	69.6	62.8	65.9	64.2	74.9	74.3	42.3	40.3
>75% and <=80%	6.9	9.2	8.8	9.0	6.6	6.5	14.2	16.0	8.6	8.3
>80% and <=85%	3.4	5.4	7.1	8.2	6.1	6.1	6.0	5.5	11.7	10.6
>85% and <=90%	2.1	3.3	4.8	6.4	5.5	5.5	1.8	1.4	12.1	11.1
>90% and <=95%	1.3	2.2	3.3	4.0	4.5	4.4	0.9	0.9	9.0	10.2
>95% and <=100%	0.8	1.4	1.9	2.8	3.3	3.3	0.6	0.6	7.3	7.6
>100%	1.3	2.4	4.5	6.8	8.1	10.0	1.6	1.3	9.0	11.9

Portfolio Marked To Market LTV : Balance weighted %	56.3	59.1	62.3	65.6	63.4	64.6	60.0	59.6	76.4	77.6
Portfolio Marked To Market LTV : Valuation weighted %	43.6	45.5	42.1	44.2	44.8	45.4	46.5	46.7	66.2	67.7

For > 100% LTV:
Balances £m	1,596	2,698	540	1,064	1,027	1,343	244	203	324	440
Marked to market collateral £m	1,411	2,478	452	898	864	1,136	191	167	294	405
Average LTV: Balance weighted %	120.5	112.3	123.1	121.7	118.0	118.1	151.1	137.0	113.7	110.7
Average LTV: Valuation weighted %	113.2	108.9	119.5	118.4	118.8	118.2	128.2	121.1	110.1	108.5
% Balances in Recovery Book	3.2	2.6	45.6	46.2	18.6	12.0	62.1	51.2	20.8	12.5

●       Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV new lending and moderate LTV on existing portfolios

●       During 2013, the average balanced weighted portfolio LTV in the UK decreased to 56.3% (2012: 59.1%) primarily due to appreciating house prices

●       For >100% LTV,  with the exception of Italy, balances decreased during 2013:

    -     In the UK balances were 41% lower at £1,596m, partly driven by appreciating house prices. However, the average balance weighted LTV for the same period increased due to the remaining balances having higher LTVs than those paid down

    -     In South Africa, the 49% reduction in the balances to £540m (2012: £1,064m) was driven by a reduction in the recoveries book and an appreciation in house prices

    -     In Spain and Portugal, the balances decreased by 24% and 26%, respectively due to  the increasing levels of repossessions where the assets are now held as 'Other Real Estate Owned' (see section 'foreclosures in process and properties in possession')

    -     In Italy, the balances increased by 20% due to  the falling property prices and court set auction valuations for properties going through the lengthy repossession process (see section Foreclosures in process and properties in possession)

1     Portfolio marked to market based on the most updated valuation including recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 31 December 2013. Valuation weighted LTV is the ratio between total outstanding balances and the value of total collateral held against these balances. Balance weighted LTV approach is derived by calculating individual LTVs at account level and weighting by the individual loan balances to arrive at the average position.

Credit Risk

Home loans principal portfolios - new lending

UK	South Africa	Spain	Italy	Portugal1

As at 31 December	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
New Bookings £m	17,100	18,170	1,209	1,186	277	284	494	848	20	83
New Mortgages Proportion Above 85% LTV (%)2	3.8	3.9	30.4	36.8	1.8	4.1	-	-	15.6	4.9
Average LTV on New Mortgages: Balance weighted (%)	64.2	64.6	74.9	76.1	61.7	62.8	59.8	62.8	64.8	60.8
Average LTV on New Mortgages: Valuation weighted (%)2	57.1	57.4	64.9	64.7	52.9	55.8	52.2	55.4	54.2	56.7

●    New bookings in UK decreased 6% to £17.1bn. The decrease in average balance weighted LTV in the UK to 64.2% (2012: 64.6%) was driven by an increased proportion of lower LTV originations

●    In South Africa, new home loans above 85% LTV decreased to 30.4% (2012: 36.8%) due to an increase of new bookings in the 80-85% LTV band. The average LTV decreased to 74.9% (2012: 76.1%)

●    New bookings in Spain, Italy and Portugal reduced 35% to £791m due to changes to business strategy, a tightening of the standard LTV credit criteria and active management to reduce funding mismatch and redenomination risk.
      Average balance weighted LTV on new mortgages remained stable across these jurisdictions reflecting this credit criteria

●    The proportion of new home loans above 85% LTV in Spain has decreased, and now primarily reflects lending to customers to finance the purchase of properties which were previously repossessed by the Bank and held as Other
       Real Estate Owned' (see section on Foreclosures in process and properties in possession)

1 The proportion of new home loans above 85% LTV in Portugal includes home loans to restructure customer existing home loans, with no increase in exposure.
2 UK figures were restated following a detailed review of the LTV's post migration to a new data management system.

Credit Risk

Exposures to interest only home loans

•     The Group provides interest only mortgages to customers, mainly in the UK. Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement
•     Subject to such early repayments, the entire principal remains outstanding until the end of the loan term and the customer is responsible for repaying this on maturity. The means of repayment may include the sale of the mortgaged property

•     Interest only lending is subject to bespoke underwriting criteria that includes: a maximum size of loan, maximum LTV ratios, affordability and maximum loan term amongst other criteria. Borrowers on interest only terms must have a repayment strategy in place to repay the loan at maturity and a customer contact strategy has been developed to ensure ongoing communications are in place with interest only customers at various points during the term of the mortgage. The contact strategy is varied dependent on our view of the risk of the customer

Exposure to interest only owner-occupied home loans	As at	As at
	31.12.13	31.12.12
Interest only balances (£m)1	44,543	45,746
90 days arrears (%)	0.3	0.3
Total Impairment Coverage (bps)	2	3
Marked to market LTV: Balance weighted %	54.2	58.8
Marked to market LTV: Valuation weighted %	42.4	45.1

Interest only home loans maturity years:
2014	812	877
2015	875	985
2016	1,183	1,324
2017	1,582	1,707
2018	1,659	1,763
2019-2023	8,815	9,138
Post 2023	29,466	29,057

●     Interest only mortgages comprise £53bn (2012: £53bn) of the total £123bn (2012: £115bn) UK home loans portfolio. Of these, £45bn (2012: £46bn) are owner-occupied with the remaining £8bn (2012: £7bn) buy-to-let

●    The average balance weighted LTV for interest only owner-occupied balances reduced to  54.2% (2012: 58.8%) driven by appreciating property prices

●    Total impairment coverage at 2bps (2012: 3bps) is broadly in line with overall portfolio performance and highlights improvement year on year as a result of portfolio quality

1 Includes forborne interest-only loans. 2013 balances include the impact of the acquisition of Barclays Direct.

Credit Risk

Exposures to Mortgage Current Accounts (MCA) Reserves

●      MCA Reserve is a secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage

●      Of total 953,000 home loan customers in the UK, 573,000 have MCA reserves, with total reserve limits of £18.3bn

Exposure to Mortgage Current Accounts Reserves (UK)	As at	As at
	31.12.13	31.12.12
Total outstanding of home loans with MCA reserve balances (£bn)	72.7	82.2
Home loan customers with active reserves (000s)	573	638
Proportion of outstanding UK home loan balances (%)	59.2	71.6
Total reserve limits (£bn)	18.3	18.5
Utilisation rate (%)	31.9	30.9
Marked To Market LTV : Balance weighted (%)	53.9	57.7

●      While the MCA reserve was withdrawn from sale in December 2012, existing customers can continue to draw down against their available reserve limit (£12.5bn of undrawn limits as at December 2013)

●      The total overall home loans balances for customers who have a current account reserve has reduced by 12% to £72.7bn primarily due to amortising payments on the main mortgage account.  The average marked to market LTV has reduced to 53.9% (2012: 57.7%) reflecting increasing house prices and paydown of the main mortgage loan

Credit Risk

Foreclosures in process and properties in possession

●       Foreclosure is the process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed. This process can be initiated by the bank independent of the impairment treatment and it is therefore possible that the foreclosure process may be initiated whilst the account is still in Collections (delinquent) or in
          Recoveries (post charge-off) where the customer has not agreed a satisfactory repayment schedule with the bank

●        Properties in possession include properties held as 'Loans and Advances to Customers' and properties held as 'Other Real Estate Owned'

●       Held as 'Loans and Advances to Customers' (UK and Italy) refers to properties where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset, or the court has ordered the auction of the property

●      Held as 'Other Real Estate Owned' (South Africa, Spain and Portugal) refers to properties where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as 'Other Real Estate
         Owned' within other assets on the bank's balance sheet

Home loans principal portfolios

Foreclosures in process	Properties in possession

As at 31.12.13	Number of properties	£m	Number of properties	£m
UK	1,835	254	157	22
South Africa	10,161	484	398	5
Spain	1,560	236	1,305	93
Italy1	3,782	371	504	64
Portugal	2,086	137	540	50

As at 31.12.12
UK	1,612	203	234	33
South Africa	12,145	778	1,314	27
Spain	1,396	194	945	117
Italy1	2,888	283	436	58
Portugal	1,506	110	336	45

●     In UK home loans, foreclosures in process increased 14% to 1,835 in 2013. This increase includes customers where contact and formal agreement of payment plans for arrears is still to be achieved. On average, 22% of customers in foreclosures in process made a monthly repayment which was less than the monthly contractual payment. 31% of customers in Recovery have recommenced full contractual payments as a minimum, and the foreclosure process for these customers is in temporary suspension pending agreement on the arrears

●     The properties in possession portfolio in South Africa is comprised entirely of 'Other Real Estate Owned'. The reduction in 2013 is due to a more cautious approach adopted for taking ownership of properties at auction when the reserve price is not met, and improved sale processes for existing properties

●     Foreclosures in process in the European mortgage portfolios increased driven by the continuing charge off rates increasing new flow into recovery. Foreclosures in process and property in possession stocks are increasing and are impacted by the increasing time to repossess and sell property

1 In Italy, customers continue to retain legal title of the property after the court has ordered an auction. These are classified as properties in possession and excluded from foreclosures in process.

Credit Risk

Credit cards, overdrafts and unsecured loans

●        The principal portfolios listed below account for 91% (2012: 90%) of total credit cards, overdrafts and unsecured loans in the Group's retail portfolios

Principal Portfolios As at 31.12.13	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Annualised Gross Charge-off Rates3	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%	%
UK cards	15,937	2.4	1.1	4.4	4.6	86.2
US cards	10,301	2.1	1.0	4.0	1.8	86.6
UK personal loans	4,958	2.7	1.2	4.6	15.8	79.4
Barclays Partner Finance	2,499	1.6	0.8	2.9	3.2	83.2
South Africa cards1	2,224	8.1	4.3	7.3	5.1	70.7
Germany cards	2,169	2.5	1.0	3.7	2.9	81.9
UK overdrafts	1,307	4.8	3.3	7.6	14.5	94.5
Italy salary advance loans2	1,008	2.2	1.0	7.9	13.8	18.8
Iberia cards	1,139	5.3	2.3	9.9	9.2	84.6
South Africa personal loans	906	5.4	2.6	7.9	7.4	70.4

As at 31.12.12
UK cards	15,434	2.5	1.1	4.9	6.2	80.4
US cards	9,296	2.4	1.1	5.0	2.3	90.7
UK personal loans	4,861	3.0	1.3	5.1	17.4	78.9
Barclays Partner Finance	2,323	1.9	1.0	3.9	4.8	78.1
South Africa cards1	2,511	7.4	3.9	4.7	4.7	70.9
Germany cards	1,778	2.5	0.9	3.6	3.2	79.4
UK overdrafts	1,382	5.3	3.5	8.2	14.6	92.7
Italy salary advance loans2	1,354	2.3	0.9	8.4	9.4	12.5
Iberia cards	1,140	7.5	3.5	9.6	12.4	88.2
South Africa personal loans	1,061	5.6	3.1	8.5	7.6	72.3

●      Gross loans and advances in credit cards, overdrafts and unsecured loans increased 2% to £47bn with increases in UK and US card portfolios, Germany cards and Barclays Partner Finance being offset by decreases in Italy salary advance loans, South Africa cards and UK overdrafts

●      With the exception of South Africa cards, arrears rates remained broadly stable

●      Recovery coverage increased significantly for UK cards, whilst the proportion of recovery balances was lower. This was driven by increased debt sale activity which also resulted in a lower recovery expectation across the remaining recovery book, thereby resulting in a higher impairment requirement

●      Significant improvement in US Cards arrears rates was driven by a targeted strategy focused on growth in high quality customers and low-risk partnerships

●      In UK personal loans arrears rates reduced due to the improved performance of new bookings following changes to credit criteria

●      In South Africa cards, deterioration in delinquency and charge-off rates reflected the change in product mix following the acquisition of the Edcon portfolio in late 2012. Charge-off rates excluding Edcon would be 4.9% for 2013
        (2012: 4.2%)

●      The Italy salary advance loans portfolio was closed to new business in August 2012, and the increasing proportion of outstanding balances in recovery primarily reflects the reduction in loans and advances

●      Iberia cards portfolios showed improved arrears rates, notably during H213 reflecting the tightening of credit risk strategies through the recessionary period, combined with the non-recurrence of one-off events in 2012 which included challenges in migrating to a new card management system and enhancing collections tools

1     South Africa Cards now includes the acquired Edcon portfolio in both 2012 (figures reflect only the last 2 months of 2012) and 2013 figures. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2012 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

2     The recoveries impairment coverage ratio for Italy salary advance loans is lower than unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers often through 3rd party payment collection companies and Barclays is insured in the event of  termination of employment or death.

3 Gross charge-off rates are calculated over average monthly outstanding balances through the year.

Credit Risk

Other Secured Retail Lending

· The principal portfolio listed below accounts for 48% (2012: 50%) of total Other Secured Retail Lending Loans in the Group's retail portfolios

Principal portfolio	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Annualised Gross Charge-off Rates1	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
South Africa auto loans	£m	%	%	%	%	%
As at 31.12.13	2,546	1.6	0.4	3.2	1.9	51.6
As at 31.12.12	3,081	2.0	0.7	3.6	3.0	57.6

●      The reduction in arrears and charge-off rates in South Africa was driven by improvements in collections capabilities and stable performance of the existing portfolio

Business Lending

●      Business lending primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m

●      The portfolio is managed in two ways: arrears managed and early warning list (EWL) managed

    -    Arrears Managed accounts are principally customers with an exposure limit less than £50,000 in the UK and €100,000 in Europe, with processes designed to manage a homogeneous set of assets. Arrears Balances reflects the total balances of accounts which are past due on payments

    -    EWL Managed accounts are customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading. EWL balances comprise of a list of three categories graded in line with the perceived severity of the risk attached to the lending, and can include customers that are up to date with contractual payments or subject to forbearance as appropriate

Principal Portfolios

Arrears Managed	Early Warning List Managed

As at 31.12.13	Drawn balances	Of which Arrears balances	Drawn balances	Of which Early Warning List Balances	Loan Loss Rates	Annualised Gross Charge-off Rates1	Recoveries Proportion of Outstanding Balances	Recoveries Coverage Ratio

	£m	%	£m	%	bps	%	%	%
UK	629	4.0	7,424	7.7	134	2.0	3.3	47.0
Spain	82	11.1	875	33.9	608	3.0	6.9	47.7
Portugal	157	4.6	268	25.1	691	6.6	9.2	65.4

As at 31.12.12

UK	713	6.0	7,122	9.2	140	2.5	4.3	34.9
Spain	95	11.3	993	60.4	210	3.8	6.6	45.0
Portugal	185	6.4	393	17.8	503	5.7	6.7	65.9

1 Gross charge-off rates are calculated over average monthly outstanding balances through the year.

Credit Risk

●     While UK business lending balances increased by 3%, closer management of the portfolio has reduced the level of arrears and EWL balances leading to a reduction in recoveries balances

●      The reduction in business lending balances in Spain and Portugal was primarily due to  the tightening of credit policy and a reduction in new business volumes

    -     The loan loss rates in Spain increased to 608bps (2012: 210bps) primarily due to the impact of changes in the renewable energy sector impacting the cash flow of customers in this sector and the difficult macro environment.
                  EWL balances in Spain as a percentage of drawn balances reduced significantly following the review of cases and identification of performing assets that were moved to the performing book

    -     The loan loss rates in Portugal increased to 691bps (2012: 503bps) driven by increasing charge-off rates and recovery balances due to the macro-economic environment

UK Commercial Real Estate (UK CRE)

●     The UK CRE portfolio includes property investment, development, trading and housebuilders

UK Commercial Real Estate

	As at	As at
	31.12.13	31.12.12
UK CRE Loans and Advances (£m)	1,593	1,534
Past due balances (£m)	103	123
Balances past due as % of UK CRE total loans and advances	6.5	8.0
Impairment allowances (£m)	16	20
Past due coverage ratio	15.7	16.1
Marked to market LTV : Balance weighted (%)	54.9	57.5
Marked to market LTV : Valuation weighted (%)	50.7	53.5

	31.12.13	31.12.12
Impairment Charge (£m)	18.4	16.5

●     During 2013 the gross loans and advances increased 4% to £1,593m in line with the overall Business Banking growth, whereas past due balances reduced to 6.5% (2012: 8.0%) due to continued focus by a dedicated team with early engagement of distressed customers and developments reducing new flows into delinquency. The balance weighted LTV reduced marginally to 54.9% (2012: 57.5%)

Credit Risk

Wholesale Credit Risk

Wholesale Loans and Advances to Customers and Banks at Amortised Cost

As at 31.12.13	Gross L&A	Impairment allowance	L&A net of impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment charges	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Investment Bank1	144,312	468	143,844	753	0.5	209	14
Corporate Banking	66,246	1,991	64,255	3,694	5.6	517	78
- UK	51,805	369	51,436	1,175	2.3	173	33
- Europe	6,327	1,494	4,833	2,343	37.0	321	507
- Rest of World	8,114	128	7,986	176	2.2	23	28
Wealth and Investment Management	20,995	192	20,803	704	3.4	112	53
Africa RBB	5,875	235	5,640	580	9.9	65	111
Head Office and Other Operations	1,875	-	1,875	-	-	(2)	(11)
Total	239,303	2,886	236,417	5,731	2.4	901	38

As at 31.12.12
Investment Bank1	144,143	586	143,557	768	0.5	192	13
Corporate Banking	67,337	2,171	65,166	4,232	6.3	838	124
- UK	52,667	428	52,239	1,381	2.6	279	53
- Europe	8,122	1,536	6,586	2,607	32.1	527	649
- Rest of World	6,548	207	6,341	244	3.7	32	49
Wealth and Investment Management	19,236	141	19,095	603	3.1	38	20
Africa RBB	7,313	250	7,063	681	9.3	160	219
Head Office and Other Operations	1,466	16	1,450	19	1.3	-	-
Total	239,495	3,164	236,331	6,303	2.6	1,228	51

●        The total of gross loans and advances to customers and banks in the wholesale customer portfolios has remained stable at £239.3bn. This reflects currency movements in Africa RBB offset by an increase in Wealth and
   Investment Management, primarily reflecting growth in the home loans  portfolio

●        The loan impairment charge decreased 27% to £901m principally due to lower charges in Corporate Banking, mainly as a result of lower charges in Europe, reflecting actions to reduce exposure to the Spanish property and construction sectors and, in the UK, against large corporate clients. Impairment in Investment Bank was 9% higher than 2012 and was principally driven by a charge against a single name exposure in Q213

●        The lower impairment charge coupled with the lower loan balances resulted in a loan loss rate of 38bps (2012: 51bps)

1        Investment Bank gross loans and advances include cash collateral and settlement balances of £91,305m as at 31 December 2013 and £85,116m as at 31 December 2012. Excluding these balances CRLs as a proportion of gross loans and advances was 3.9% and the loan loss rate was 61 bps.

Credit Risk

Potential Credit Risk Loans and Coverage Ratios

CRLs	PPLs	PCRLs

	As at	As at	As at	As at	As at	As at
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	£m	£m	£m	£m
Investment Bank	753	768	173	327	926	1,095
Corporate Banking	3,694	4,232	718	624	4,412	4,856
Wealth and Investment Management	704	603	159	74	863	677
Africa RBB	580	681	50	77	630	758
Head Office and Other Operations	-	19	-	-	-	19
Total wholesale	5,731	6,303	1,100	1,102	6,831	7,405

	Impairment allowance		CRL coverage		PCRL coverage

	As at	As at	As at	As at	As at	As at
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	%	%	%	%
Investment Bank	468	586	62.2	76.3	50.5	53.5
Corporate Banking	1,991	2,171	53.9	51.3	45.1	44.7
Wealth and Investment Management	192	141	27.3	23.4	22.2	20.8
Africa RBB	235	250	40.5	36.7	37.3	33.0
Head Office and Other Operations	-	16	-	84.2	-	84.2
Total wholesale	2,886	3,164	50.4	50.2	42.2	42.7

●      CRL balances decreased 9% to £5,731m primarily due to Corporate Banking where lower balances reflected a reduction in Europe, most notably Spain, following write-offs and a debt sale

●      This decrease was partially offset by a higher balance in Wealth and Investment Management, principally reflecting the inclusion of balances against two individual names

●      The CRL coverage ratio increased to 50.4% (2012: 50.2%)

Credit Risk

Analysis of Investment Bank Wholesale Loans and advances at amortised Cost

As at 31.12.13	Gross L&A	Impairment allowance	L&A net of impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment Charges	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Loans and advances to banks
Interbank lending	11,975	10	11,965	18	0.2	-	-
Cash collateral and settlement balances	19,892	-	19,892	-	-	-	-
Loans and advances to customers
Corporate lending	27,503	85	27,418	137	0.5	19	7
Government lending	1,149	-	1,149	-	-	-	-
Other wholesale lending	12,380	373	12,007	598	4.8	190	153
Cash collateral and settlement balances	71,413	-	71,413	-	-	-	-
Total	144,312	468	143,844	753	0.5	209	14

As at 31.12.12
Loans and advances to banks
Interbank lending	13,763	41	13,722	51	0.4	41	30
Cash collateral and settlement balances	23,350	-	23,350	-	-	-	-
Loans and advances to customers
Corporate lending	29,546	205	29,341	349	1.2	160	54
Government lending	1,369	-	1,369	-	-	-	-
Other wholesale lending	14,349	340	14,009	368	2.6	(9)	(6)
Cash collateral and settlement balances	61,766	-	61,766	-	-	-	-
Total	144,143	586	143,557	768	0.5	192	13

●      Investment Bank wholesale loans and advances remained stable at £144,312m with higher cash collateral and settlement balances offset by a reduction in other wholesale lending, corporate and interbank lending

●      Excluding settlement and cash collateral balances from total loans and advances, the loan loss rate for the Investment Bank was 39bps (2012: 33bps)

●      Included within corporate lending and other wholesale lending portfolios are £1,001m (2012: £1,336m) of loans backed by retail mortgage collateral

Credit Risk

Wholesale Forbearance programmes

●        Wholesale client relationships are individually managed and lending and forbearance decisions are made with reference to specific circumstances and on bespoke terms

●        Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor's financial difficulties

●        Forbearance occurs when Barclays grants a concession:

    -     below current Barclays standard terms (i.e. lending criteria below our current lending terms); and

    -     for reasons relating to the actual or perceived financial difficulty of a client

●       This includes all troubled debt restructures granted below our standard rates but excludes loans that have been renegotiated for commercial reasons that are not indicative of increased credit risk

●       Personal and Trusts include Wealth and Investment Management clients that are, at the time of origination, high net worth individuals who use funds and trusts to organise their personal financial affairs

Wholesale forbearance reporting split by exposure class

As at 31.12.13	Sovereign	Financial Institutions	Corporate	Personal and Trusts	Total
	£m	£m	£m	£m	£m
Restructure: reduced contractual cashflows	-	-	281	-	281
Restructure: maturity date extension	5	50	1,164	65	1,284
Restructure: changed cashflow profile (other than extension)	5	-	579	25	609
Restructure: payment other than cash	-	-	23	1	24
Change in security	-	-	27	-	27
Adjustments or non-enforcement of covenants	-	-	410	96	506
Other (e.g. capital repayment holiday; restructure pending)	1	-	546	107	654
Total	11	50	3,030	294	3,385

As at 31.12.12
Restructure: reduced contractual cashflows	4	16	405	-	425
Restructure: maturity date extension	5	107	1,412	33	1,557
Restructure: changed cashflow profile (other than extension)	5	46	876	26	953
Restructure: payment other than cash	-	-	71	1	72
Change in security	-	-	76	8	84
Adjustments or non-enforcement of covenants	10	7	626	128	771
Other (e.g. capital repayment holiday; restructure pending)	-	-	318	74	392
Total	24	176	3,784	270	4,254

Credit Risk

Wholesale forbearance reporting split by business unit

As at 31.12.13	Corporate Banking	Investment Bank	Wealth & Investment Management	Africa RBB	Total
	£m	£m	£m	£m	£m
Restructure: reduced contractual cashflows	272	1	-	8	281
Restructure: maturity date extension	671	377	133	103	1,284
Restructure: changed cashflow profile (other than extension)	467	25	73	44	609
Restructure: payment other than cash (e.g. debt to equity)	23	-	1	-	24
Change in security	22	-	4	1	27
Adjustments or non-enforcement of covenants	247	45	213	1	506
Other (e.g. capital repayment holiday; restructure pending)	301	47	304	2	654
Total	2,003	495	728	159	3,385

As at 31.12.12
Restructure: reduced contractual cashflows	258	138	-	29	425
Restructure: maturity date extension	952	408	112	85	1,557
Restructure: changed cashflow profile (other than extension)	624	152	70	107	953
Restructure: payment other than cash (e.g. debt to equity)	64	7	1	-	72
Change in security	45	26	12	1	84
Adjustments or non-enforcement of covenants	377	115	277	2	771
Other (e.g. capital repayment holiday; restructure pending)	162	-	211	19	392
Total	2,482	846	683	243	4,254

●       Total impairment allowances held against forbearance balances reduced by 22% to £891m representing a coverage of 26.3% (2012: 27.0%)

●       Corporate borrowers accounted for 90% (2012: 89%) of balances and 94% (2012: 95%) of impairment booked to forbearance exposures, with impairment representing 28% (2012: 29%) of forbearance balances

●       Corporate Banking accounted for 59% (2012: 58%) of overall Wholesale forbearance with forbearance exposures in Corporate Banking in the UK accounting for 23% (2012: 16%) of total Wholesale forbearance balances and
          Corporate Banking in Spain accounting for 20% (2012: 29%). Corporate Banking in Spain accounted for 42% (2012: 45%) of total impairment booked to forbearance exposures

●       The overall reduction in forbearance balances was driven primarily by full and partial repayments and balances written off or moved to recoveries

    -         The 19% reduction in Corporate Banking forbearance to £2,003m was driven primarily by reductions in Spain, which is predominantly property and construction exposure. This reflects the overall strategic drive to reduce exposure in the Spanish Corporate portfolio, including a small number of write offs taken as a result of debt sales

    -         Wealth forbearance increased 7% to £728m driven by a combination of current EWL cases moving into forbearance, specifically due to a large number of property deals, along with newly reported cases booked in USA,
               Spain and Jersey. The increase was partially offset by balance reductions as a result of repayments or cases returned to performing, as well as balances that moving to full legal recovery or being written off in the year

    -         Reductions in Investment Bank forbearance balances were primarily driven by repayment by clients and the sale of debt/assets

●      Movements into forbearance were principally in Corporate Banking and Wealth and Investment Management, which accounted for 62% and 19% respectively of balances added to forbearance

Credit Risk

UK Commercial Real Estate (UK CRE)

   ●      The UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors

	As at	As at
	31.12.13	31.12.122
UK CRE loans and advances (£m)1	9,842	10,036
Past due balances (£m)	361	469
Balances past due as % of UK CRE total loans and advances	3.7%	4.7%
Impairment allowance (£m)	110	106
Past due coverage ratio (%)	30%	23%

	31.12.13	31.12.12
Impairment charge (£m)	62	69

    ●      The Wholesale businesses operate to specific lending criteria and the portfolio of assets is continually monitored through a range of mandate and scale limits

    ●      Total loans and advances at amortised cost remained broadly stable with new lending limited to high quality assets

    ●      The impairment charge of £62m (2012: £69m) was almost entirely in UK Corporate Banking

1 Includes £83m (2012: £270m) of UK CRE exposure held at fair value.
2 2012 numbers restated to reflect inclusion of a small number of assets now classified as UK CRE exposure.

Credit Risk

Group exposures to Eurozone countries

●     The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

●     During 2013 the Group's net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 11% to £53bn, principally due to Sovereign exposure decreasing 60% to £2.2bn with a reduction in Spanish and Italian government bonds held as available for sale

●     As at 31 December 2013, the local net funding deficit in Italy was €11.6bn (2012: €11.8bn) and the deficit in Portugal was €3.0bn (2012: €4.1bn). The net funding surplus in Spain was €3.1bn (2012: €2.3bn). Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

Summary of Group exposures

●      The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on the exposures within Spain, Italy and
        Portugal are on pages 93 to 961. The basis of preparation is consistent with that described in the 2012 Annual Report

●      The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

					Net on-balance Sheet exposure	Gross on-balance sheet exposure	Contingent liabilities and commitments
Other
	Financial		Residential	retail
Sovereign	institutions	Corporate	mortgages	lending

As at 31.12.13	£m	£m	£m	£m	£m	£m	£m	£m

Spain	184	1,029	3,203	12,537	2,292	19,245	26,338	3,253
Italy	1,556	417	1,479	15,295	1,881	20,628	27,455	3,124
Portugal	372	38	891	3,413	1,548	6,262	6,609	2,288
Ireland	67	5,030	1,356	103	100	6,656	10,033	2,047
Cyprus	-	7	106	19	43	175	256	66
Greece	8	5	51	6	12	82	903	3

As at 31.12.12

Spain	2,067	1,525	4,138	13,305	2,428	23,463	32,374	3,301
Italy	2,669	567	1,962	15,591	1,936	22,725	33,029	3,082
Portugal	637	48	1,958	3,474	1,783	7,900	8,769	2,588
Ireland	21	3,585	1,127	112	83	4,928	10,078	1,644
Cyprus	8	-	106	44	26	184	300	131
Greece	1	-	61	8	9	79	1,262	5

●    During 2013 the Group's sovereign exposure to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 60% to £2.2bn due to disposals of available for sale government bonds

●    Residential mortgages and other retail lending decreased by 4% to £31.4bn and 6% to £5.9bn respectively, reflecting lower new originations across Spain, Italy and Portugal, partially offset by foreign exchange movements

●    Corporate exposure reduced 24% to £7.1bn, largely reflecting reduced lending in Italy and Portugal, partially offset by increased trading assets in Spain

●    Exposures to financial institutions increased by 14% to £6.5bn, with increased exposure in Ireland relating to securitised lending offset predominately by reductions in exposures for Spain and Italy

1        Detailed analysis is not provided for Ireland as there is no redenomination risk due to local funding and / or due to the risk relating to the underlying assets residing in an alternative country. The exposures for Cyprus and
          Greece are deemed immaterial to the Group.

Credit Risk

Spain								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 31.12.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1,020	(1,011)	9	28	(4)	-	24	107	140	476
Financial institutions	612	(114)	498	5,572	(5,572)	-	-	359	857	788
Corporate	479	(187)	292	398	(206)	-	192	421	905	817

										Total as at 31.12.12
				Available for Sale Assets as at 31.12.13
Fair Value through OCI				Cost1		AFS Reserve			Total
				£m		£m			£m	£m
Sovereign					22		1		23	1,562
Financial institutions					159		4		163	480
Corporate					7		1		8	10

				Loans and Advances as at 31.12.13						Total as at 31.12.12
							Impairment
Held at Amortised Cost					Gross		Allowances		Total
					£m		£m		£m	£m
Sovereign					21		-		21	29
Financial institutions					24		(15)		9	257
Residential mortgages					12,670		(133)		12,537	13,305
Corporate					3,224		(934)		2,290	3,311
Other retail lending					2,453		(161)		2,292	2,428

									Total as at 31.12.13	Total as at 31.12.12
Contingent Liabilities and Commitments

									£m	£m
Financial institutions									283	88
Residential mortgages									7	12
Corporate									1,831	1,938
Other retail lending									1,132	1,263

●  Sovereign

    -       £184m (2012: £2,067m) largely consisting of holdings in government bonds held at fair value through profit and loss.  During the period Spanish sovereign exposure reduced due to the disposal of AFS government bonds

●  Financial institutions

    -       £857m (2012: £788m) held at fair value through profit and loss, predominantly debt securities held by the Investment Bank to support trading and market making activities

    -       £163m (2012: £480m) AFS assets with £4m (2012: £11m loss) cumulative gain held in AFS reserve

●  Residential mortgages

    -       £12,537m (2012: £13,305m) fully secured on residential property with average balance weighted marked to market LTV of 63% (2012: 65%). CRL coverage remains stable at 37%

    -       90 day arrears rates and gross charge off rates have remained stable at 0.7% and 1.1% respectively

●  Corporate

    -       Net lending to corporates of £2,290m (2012: £3,311m) with CRLs of £1,651m (2012: £1,887), impairment allowance of £934m (2012: £1,060m) and CRL coverage of 57% (2012: 56%). Balances on EWL peaked in November 2010

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

● Credit Risk

    -       The portfolio is kept under close review. EWL balances remain on a reducing trend seen since the peak in H110. Over this period, EWL balances have more than halved

    -       Net lending to property and construction industry of £774m (2012: £1,188m) largely secured on real estate collateral, with CRLs of £1,112m (2012: £1,429m), impairment allowance of £659m (2012: £820m) and CRL coverage of 59% (2012: 57%)

    -       Corporate impairment in Spain was at its highest level during H110 when commercial property declines were reflected earlier in the cycle

    -       £284m (2012: £359m) lending to multinational and large national corporates, which continues to perform

● Other retail lending

    -       £961m (2012: £1,052m) credit cards and unsecured loans. 30 day arrears marginally improved while 90 days arrears rates increased. Gross charge off rates in credit cards and unsecured loans were stable during the year

    -       £933m (2012: £1,045m) lending to small and medium enterprises, largely secured against residential or commercial property

Credit Risk

Italy								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 31.12.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,403	(2,324)	79	1,542	(224)	-	1,318	2	1,399	1,123
Financial institutions	210	(145)	65	3,777	(2,831)	(946)	-	239	304	391
Corporate	302	(144)	158	312	(107)	(107)	98	336	592	699

										Total as at 31.12.12
				Available for Sale Assets as at 31.12.13
Fair Value through OCI				Cost1		AFS Reserve			Total
				£m		£m			£m	£m
Sovereign					154		3		157	1,537
Financial institutions					60		3		63	138
Corporate					27		2		29	29

				Loans and Advances as at 31.12.13						Total as at 31.12.12
							Impairment
Held at Amortised Cost					Gross		Allowances		Total
					£m		£m		£m	£m
Sovereign					-		-		-	9
Financial institutions					50		-		50	38
Residential mortgages					15,433		(138)		15,295	15,591
Corporate					997		(139)		858	1,234
Other retail lending					1,978		(97)		1,881	1,936

									Total as at 31.12.13	Total as at 31.12.12
Contingent Liabilities and Commitments

									£m	£m
Financial institutions									361	90
Residential mortgages									25	45
Corporate									2,069	2,158
Other retail lending									669	789

●  Sovereign

    -       £1,399m (2012: £1,123m) predominantly of government bonds held at fair value through profit and loss and AFS government bonds of £157m (2012: £1,537m).  AFS government bonds have a cumulative fair value gain of
                    £3m (2012: £28m) held in the AFS reserve

●  Residential mortgages

    -       £15,295m (2012: £15,591m) secured on residential property with average balance weighted marked to market LTVs of 60% (2012: 60%). CRL coverage of 24% (2012: 23%) marginally increased

    -       90 day arrears at 1.1% (2012: 1.0%) were broadly stable, however gross charge off rates improved to 0.7% (2012: 0.8%)

●  Corporate

    -       £858m (2012: £1,234m) focused on large corporate clients with limited exposure to property sector

    -       Balances on EWL increased in 2013 due to the inclusion of a single counterparty. Excluding this counterparty, balances on early warning list have been broadly stable

●  Other retail lending

    -       £982m (2012: £1,337m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Arrears rates on salary loans deteriorated during 2013 while charge-off rates improved

    -       £394m (2012: £434m) of credit cards and other unsecured loans. Arrears rates (both 30 and 90 days) in cards and unsecured loans slightly increased while gross charge-off rates have improved

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

Portugal								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 31.12.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	88	(67)	21	87	(87)	-	-	-	21	8
Financial institutions	18	(5)	13	129	(120)	(9)	-	-	13	18
Corporate	45	(18)	27	75	(37)	(4)	34	-	61	252

										Total as at 31.12.12
				Available for Sale Assets as at 31.12.13
Fair Value through OCI				Cost1		AFS Reserve			Total
				£m		£m			£m	£m
Sovereign					307		3		310	594
Financial institutions					2		-		2	2
Corporate					65		-		65	331

				Loans and Advances as at 31.12.13						Total as at 31.12.12
							Impairment
Held at Amortised Cost					Gross		Allowances		Total
					£m		£m		£m	£m
Sovereign					42		(1)		41	35
Financial institutions					23		-		23	28
Residential mortgages					3,460		(47)		3,413	3,474
Corporate					1,117		(352)		765	1,375
Other retail lending					1,714		(166)		1,548	1,783

									Total as at 31.12.13	Total as at 31.12.12
Contingent Liabilities and Commitments

									£m	£m
Financial institutions									1	1
Residential mortgages									11	25
Corporate									627	889
Other retail lending									1,649	1,673

●  Sovereign

    -       £372m (2012: £637m) of largely AFS government bonds. No impairment and £3m (2012: £4m loss) cumulative fair value gain held in the AFS reserve

●  Residential mortgages

    -       Secured on residential property with average balance weighted LTVs of 76% (2012: 78%). CRL coverage of 34% (2012: 29%) marginally increased

    -       90 day arrears rates improved to 0.5% (2012: 0.7%) while recoveries impairment coverage increased to 31.9% (2012: 25.6%) driven by an increase in loss given default rates

●  Corporate

    -       Net lending to corporates of £764m (2012: £1,375m), with CRLs of £548m (2012: £501m), impairment allowance of £352m (2012: £296m) and CRL coverage of 64% (2012: 59%)

    -       Net lending to the property and construction industry of £217m (2012: £364m) secured, in part, against real estate collateral, with CRLs of £281m (2012: £275m), impairment allowance of £183m (2012: £149m) and CRL coverage of 65% (2012: 54%)

●  Other retail lending

    -       £890m (2012: £950m) credit cards and unsecured loans. During 2013, arrears rates in cards portfolio deteriorated while charge-off rates remained stable

    -       CRL coverage of 87% (2012: 74%) driven by credit cards and unsecured loans exposure

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

Credit derivatives referencing Eurozone sovereign debt

●     The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) for which the reference asset is government debt. For Spain, Italy and Portugal, these have the net effect of reducing the Group's exposure in the event of sovereign default

As at 31.12.13	Spain	Italy	Portugal	Ireland	Cyprus	Greece
	£m	£m	£m	£m	£m	£m
Fair value
- Bought	31	88	72	(10)	1	-
- Sold	(23)	(66)	(69)	2	(1)	-
Net derivative fair value	8	22	3	(8)	-	-

Contract notional amount
- Bought	(2,468)	(4,273)	(1,068)	(800)	(4)	-
- Sold	2,442	3,718	1,042	870	4	-
Net derivative notional amount	(26)	(555)	(26)	70	-	-

Net (protection from) /exposure to credit derivatives in the event of sovereign default (notional less fair value)	(18)	(533)	(23)	62	-	-

As at 31.12.12
Net (protection from) /exposure to credit derivatives in the event of sovereign default (notional less fair value)	(122)	(307)	(88)	44	-	-

●    Credit derivatives are contracts whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of the credit derivative contract

●    Credit derivatives referencing sovereign assets are bought and sold to support client transactions and for risk management purposes

●     The contract notional amount represents the size of the credit derivative contracts that have been bought or sold, while the fair value represents the change in the value of the reference asset

●     The net protection or exposure from credit derivatives in the event of sovereign default amount represents a net purchase or sale of insurance by the Group. This insurance reduces or increases the Group's total exposure and should be considered alongside the direct exposures disclosed in the preceding pages

Eurozone balance sheet redenomination risk

●      Redenomination risk is the risk of financial loss to the Group should one or more countries exit the Euro, leading to the devaluation of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated assets and liabilities

●     Within Barclays, retail banking, corporate banking and wealth management activities in the Eurozone are generally booked locally within each country. Locally booked customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding need is met through local funding secured against customer loans and advances, with any residual need funded through the
        Group

●     During 2013, the net funding mismatch decreased €0.2bn to €11.6bn in Italy and €1.1bn to €3.0bn in Portugal. The surplus in Spain increased €0.8bn to €3.1bn

●     Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

●     Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

Market Risk

Analysis of the Investment Bank's market risk exposure

●      Investment Bank is exposed to traded market risk as a result of facilitating client transactions in wholesale financial markets. This involves providing risk management solutions, syndication facilities and market making activities globally

●       Daily Value at Risk (DVaR) is one of the primary risk metrics used at the Investment Bank to measure and control market risk exposure. This measure is further supplemented with additional metrics used to manage the firm's trading exposures such as market risk stress testing

●       Investment Bank's management DVaR is calculated at a 95% confidence level, assuming a one day holding period. The calculation is based on historical simulation of the most recent two years of data. This is supplemented with add-ons if necessary to ensure risk is adequately represented. DVaR is calculated and reported internally on a daily basis against set limits

●      DVaR models and methodology are continually tested, validated and improved

Year Ended 31.12.13	Year Ended 31.12.12

Management DVaR (95%)	Daily Avg	High1	Low1	Daily Avg	High1	Low1
	£m	£m	£m	£m	£m	£m
Credit risk	18	25	12	26	44	18
Interest rate risk	13	24	6	14	23	7
Spread risk	11	21	5	23	31	17
Basis risk	11	17	7	11	21	5
Equity risk	11	21	5	9	19	4
Commodity risk	5	8	2	6	9	4
Foreign exchange risk	4	7	2	6	10	2
Inflation risk	3	8	2	3	7	2
Diversification effect1	(47)	na	na	(60)	na	na
Total DVaR	29	39	21	38	75	27

●      Average Management DVaR reduced in 2013 due to a combination of risk reduction and improved market conditions, notably, tightening of credit spreads

●       The three main contributors to total DVaR were credit, interest rate and spread risks. From average 2012 levels, average DVaR for credit risk fell by £8m (31%), interest rate risk fell by £1m (7%) and spread risk fell by £12m (52%).
         Average DVaR for the Investment Bank fell by £9m (24%)

●       The business remained within the Management DVaR limits approved by the Board Financial Risk Committee throughout 2013 for both risk type VaR and total DVaR

●       Barclays Investment Bank's market risk models are approved by the PRA to calculate regulatory capital for designated trading book portfolios. The measures are Daily Value at Risk, Stressed Value at Risk, Incremental Risk
          Charge and the All Price Risk measure

●       For regulatory market risk capital calculations, DVaR is calculated at the 99% level. The model is subject to daily back-testing, where it is compared to profit and loss figures during the year. The DVaR model has performed well in back-testing and maintains its Green categorisation, as defined by the PRA

1        The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low total DVaR. Consequently a diversification effect balance for the high and low DVaR balances would not be meaningful.

Financial Statement Notes

1.    Basis of preparation

The Results Announcement has been prepared using the same accounting policies and methods of computation as those used in the 2012 Annual Report, except for the following accounting standards which were adopted by the Group on 1 January 2013:

IFRS 10 Consolidated Financial Statements

IFRS 10 replaced requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. This introduced new criteria to determine whether entities in which the Group has interests should be consolidated. The implementation of IFRS 10 resulted in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of additional entities in the Investment Bank with credit market exposures.

IAS 19 (Revised 2011) Employee Benefits

IAS 19 (Revised 2011), amongst other changes, requires actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Previously the Group deferred these over the remaining average service lives of the employees (known as the 'corridor' approach).

Comparatives have been fully restated for IFRS 10 and IAS 19 standards in accordance with their transition requirements.

The Group published a restatement document on 16 April 2013 describing the financial impacts of IFRS 10 and IAS 19.

The financial impact on the Group for the year ended 31 December 2012 had IFRS 10 and IAS 19 been adopted is shown in the table below:

Impact of Accounting Restatements	Restatement Adjustments

	2012 as Published	IFRS 10	IAS 19	2012 as Restated
Income Statement	£m	£m	£m	£m
Profit before tax	246	573	(22)	797
Tax	(482)	(134)	-	(616)
Profit after tax	(236)	439	(22)	181

Balance Sheet
Total assets	1,490,321	(144)	(1,842)	1,488,335
Total liabilities	1,427,364	333	652	1,428,349
Total shareholders' equity	62,957	(477)	(2,494)	59,986

IFRS 13 Fair Value Measurement

IFRS 13 provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets. The adoption of IFRS 13 did not have a material financial impact on the Group.

Future accounting developments

IFRS 9 Financial Instruments

IFRS 9 will change the classification and therefore the measurement of the Group's financial assets, the recognition of impairment and hedge accounting. In addition to these changes, the effect of changes in the Group's own credit risk on the fair value of financial liabilities that the group designates at fair value through profit and loss will be included in other comprehensive income rather than the income statement. A number of the significant proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects. The effective date of IFRS 9 is still to be determined.

Financial Statement Notes

IAS 32 Financial Instruments: Presentation

IAS 32, Amendments to Offsetting Financial Assets and Financial Liabilities, is effective from 1 January 2014.  The circumstances in which netting is permitted have been clarified; in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement.   The amendments are expected to gross up certain financial assets and financial liabilities in the balance sheet that were previously reported net, but will have no impact on shareholders equity, profit or loss, other comprehensive income, or cash flows, and no significant impact on the Common equity Tier 1 ratio or CRD IV leverage ratio.

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

Financial Statement Notes

2. Net Interest Income
	Year	Year
	Ended	Ended
	31.12.13	31.12.12
	£m	£m
Cash and balances with central banks	219	253
Available for sale investments	1,804	1,736
Loans and advances to banks	468	376
Loans and advances to customers	15,613	16,448
Other	211	398
Interest income	18,315	19,211

Deposits from banks	(201)	(257)
Customer accounts	(2,656)	(2,485)
Debt securities in issue	(2,176)	(2,921)
Subordinated liabilities	(1,572)	(1,632)
Other	(110)	(262)
Interest expense	(6,715)	(7,557)

Net interest income	11,600	11,654

 3.  Administration and General Expenses
	Year Ended	Year Ended
	31.12.13	31.12.12
	£m	£m
Infrastructure costs
Property and equipment	1,610	1,656
Depreciation of property, plant and equipment	647	669
Operating lease rentals	645	622
Amortisation of intangible assets	480	435
Impairment of property, equipment and intangible assets	149	17
Total infrastructure costs	3,531	3,399

Other costs
Consultancy, legal and professional fees	1,253	1,182
Subscriptions, publications, stationery and communications	869	727
Marketing, advertising and sponsorship	583	572
Travel and accommodation	307	324
UK bank levy	504	345
Goodwill impairment	79	-
Other administration and general expenses	691	546
Total other costs	4,286	3,696

Total administration and general expenses	7,817	7,095

Administration and general expenses have increased 10% to £7,817m.  This was driven by increased infrastructure costs due to the Transform programme and costs to meet new regulatory requirements such as Dodd-Frank Act and CRD IV and an increase in the UK bank levy reflecting the increased rate.  Increases in provisions for litigation and regulatory penalties were offset by the non-recurrence of the £290m penalty incurred in 2012 arising from the industry wide investigation into the setting of inter-bank offered rates.

1     The Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and increase staff costs by £1,084m in 2013 and £999m in 2012.

Financial Statement Notes

4.  Tax

Year Ended	Year Ended

	31.12.13	31.12.12
Tax Charge	£m	£m
Current tax charge	2,153	775
Deferred tax credit	(582)	(159)
Tax charge	1,571	616

The tax charge of £1,571m (2012: £616m) represented an effective tax rate of 54.8% (2012: 77.3%) on profit before tax of £2,868m (2012: £797m). The effective tax rate decreased mainly due to the non-recurrence of the factors that increased the rate in 2012, principally the combination of significant losses in the UK (with relief at the UK statutory rate of 24.5%) and profits outside the UK taxed at higher rates.

The effective tax rate is higher than the UK statutory tax rate of 23.25% (2012: 24.5%) mainly due to profits outside of the UK taxed at higher local statutory tax rates, a write down of the deferred tax assets in Spain, other deferred tax assets not recognised, non creditable taxes and non deductible items including the UK bank levy, partially offset by non taxable income, adjustments in respect of prior years and deferred tax asset measurement adjustments.

Assets	Liabilities

Current and Deferred Tax Assets and Liabilities	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	£m	£m
Current tax	219	252	(1,042)	(621)
Deferred tax	4,807	3,563	(373)	(341)
Total	5,026	3,815	(1,415)	(962)

The deferred tax asset of £4,807m (2012: £3,563m) mainly relates to amounts in the UK, US and Spain. The deferred tax asset has increased mainly due to movements in temporary differences relating to cash flow hedging in the UK and an increase in the deferred tax asset in the US mainly due to adjustments in respect of prior years and measurement adjustments, partially offset by the write down of the deferred tax asset in Spain.

A change in Spanish law in December 2013 resulted in the protection of certain deferred tax assets, mainly relating to pensions and impairments, whilst the remaining deferred tax assets (that are not protected by the change in law) continue to be reliant on future profits. Based on the current assessment of business forecasts there is insufficient evidence that future profits will be available to utilise unprotected deferred tax assets for accounting purposes. As such only the protected deferred tax assets continue to be recognised resulting in a write down of £440m.

5. Non-controlling Interests

Profit Attributable to Non-controlling Interest	Equity Attributable to Non-controlling Interest

	Year Ended	Year Ended	As at	As at
	31.12.13	31.12.12	31.12.13	31.12.12
	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	410	462	5,868	5,927
- Upper Tier 2 instruments	2	4	485	591
Barclays Africa Group Limited	343	304	2,204	2,737
Other non-controlling interests	2	35	7	116
Total	757	805	8,564	9,371

The decrease in Barclays Africa Group Limited equity attributable to non-controlling interest to £2,204m (2012: £2,737m) is principally due to £566m depreciation of African currencies against GBP and £342m of dividends paid, offset by retained profits of £343m.

Financial Statement Notes

6. Earnings Per Share
	As at	As at
	31.12.13	31.12.12
	£m	£m
Profit/(loss) attributable to ordinary equity holders of the parent	540	(624)
Dilutive impact of convertible options	1	-
Profit/(loss) attributable to ordinary equity holders of parent from continuing operations including dilutive impact of convertible options	541	(624)

Basic weighted average number of shares in issue1	14,308	13,045
Number of potential ordinary shares	360	389
Diluted weighted average number of shares	14,668	13,434

Basic earnings/(loss) per ordinary share	3.8p	(4.8p)
Diluted earnings/(loss) per ordinary share	3.7p	(4.8p)

7.            Dividends on Ordinary Shares

It is Barclays policy to declare and pay dividends on a quarterly basis. A final dividend in respect of 2013 of 3.5p per ordinary share will be paid on 28 March 2014 to shareholders on the Share Register on 21 February 2014 and accounted for as a distribution of retained earnings in the year ending 31 December 2014. The financial statements for 2013 include the following dividends paid during the year.

Year Ended 31.12.13	Year Ended 31.12.12

Dividends Paid During the Period	Per Share	Total	Per Share	Total
	Pence	£m	Pence	£m
Final dividend paid during period	3.5p	441	3.0p	366
Interim dividends paid during period	3.0p	418	3.0p	367
Total	6.5p	859	6.0p	733

For qualifying US and Canadian resident ADR holders, the final dividend of 3.5p per ordinary share becomes 14p per ADS (representing four shares). The ADR depositary will post the final dividend on 28 March 2014 to ADR holders on the record at close of business on 21 February 2014.

1     The basic weighted average number of shares excludes Treasury shares held in employee benefit trusts or held for trading.  The rights issue in October 2013 resulted in the issue of an additional 3,219m shares. In accordance with IAS 33, a retrospective adjustment has been applied to the basic weighted average number of shares in issue for the prior period which has resulted in a movement from a loss per share of 5.1p to a loss per share of 4.8p.

Financial Statement Notes

8. Derivative Financial Instruments
	Contract Notional Amount	Fair Value
As at 31.12.13		Assets	Liabilities
	£m	£m	£m

Foreign exchange derivatives	4,633,460	59,500	(64,657)
Interest rate derivatives	34,347,916	216,178	(203,260)
Credit derivatives	1,576,184	21,923	(21,634)
Equity and stock index and commodity derivatives	936,803	23,989	(29,810)
Derivative assets/(liabilities) held for trading	41,494,363	321,590	(319,361)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	160,809	899	(500)
Derivatives designated as fair value hedges	123,459	1,278	(752)
Derivatives designated as hedges of net investments	19,377	568	(21)
Derivative assets/(liabilities) designated in hedge accounting relationships	303,645	2,745	(1,273)

Total recognised derivative assets/(liabilities)	41,798,008	324,335	(320,634)

As at 31.12.12
Foreign exchange derivatives	4,423,737	59,299	(63,821)
Interest rate derivatives	32,995,831	351,381	(336,625)
Credit derivatives	1,768,180	29,797	(29,208)
Equity and stock index and commodity derivatives	1,005,366	24,880	(29,933)
Derivative assets/(liabilities) held for trading	40,193,114	465,357	(459,587)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	177,122	2,043	(1,097)
Derivatives designated as fair value hedges	108,240	1,576	(1,984)
Derivatives designated as hedges of net investments	17,460	180	(53)
Derivative assets/(liabilities) designated in hedge accounting relationships	302,822	3,799	(3,134)

Total recognised derivative assets/(liabilities)	40,495,936	469,156	(462,721)

The fair value of gross derivative assets decreased by 31% to £324bn reflecting increases in the major interest rate forward curves and the impact of optimisation initiatives to reduce gross derivative exposures.

Contract notional amounts increased by 3% to £41,798bn reflecting an increase in clearing services to clients.

Information on further netting of derivative financial instruments is included within note 10, Offsetting financial assets and financial liabilities.

Financial Statement Notes

9.           Assets and Liabilities Held at Fair Value

The following table shows the Group's assets and liabilities that are held at fair value disaggregated by fair value hierarchy and balance sheet classification:

Valuations based on

	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.13	£m	£m	£m	£m
Trading portfolio assets	54,363	72,285	6,421	133,069
Financial assets designated at fair value	11,188	9,010	18,770	38,968
Derivative financial assets	3,353	315,969	5,013	324,335
Available for sale assets	36,050	53,561	2,145	91,756
Investment property	-	-	451	451
Non current assets held for sale	-	-	114	114
Total assets	104,954	450,825	32,914	588,693

Trading portfolio liabilities	(29,450)	(24,014)	-	(53,464)
Financial liabilities designated at fair value	(98)	(63,058)	(1,640)	(64,796)
Derivative financial liabilities	(3,952)	(312,363)	(4,319)	(320,634)
Total liabilities	(33,500)	(399,435)	(5,959)	(438,894)

As at 31.12.12
Trading portfolio assets	51,639	86,199	8,514	146,352
Financial assets designated at fair value	14,518	26,025	6,086	46,629
Derivative financial assets	2,863	460,076	6,217	469,156
Available for sale assets	28,949	43,280	2,880	75,109
Investment property	-	-	1,686	1,686
Non current assets held for sale	-	-	-	-
Total assets	97,969	615,580	25,383	738,932

Trading portfolio liabilities	(20,294)	(24,498)	(2)	(44,794)
Financial liabilities designated at fair value	(182)	(76,024)	(2,355)	(78,561)
Derivative financial liabilities	(2,666)	(455,068)	(4,987)	(462,721)
Total liabilities	(23,142)	(555,590)	(7,344)	(586,076)

Level 3 assets increased by £7.5bn from £25.4bn to £32.9bn. The significant movements in the Level 3 positions during the year ended 31 December 2013 are as follows:

   ● Transfers in amounting to £15.7bn arising primarily from the transfer of the Education, Social Housing and Local Authority ('ESHLA') loan portfolio from Level 2 to Level 3 following reassessment of the significance of unobservable loan spreads on valuation. The valuation of the ESHLA portfolio continues to be based on internally modelled spreads. Valuation uncertainty arises mainly from the long dated nature of the portfolio, the lack of active secondary market in the loans and the lack of observable loan spreads

       ●      Sales of £10.0bn of which £3.9bn was related to Exit Quadrant disposals, £2.9bn in asset backed securities and £1.7bn in commercial real estate loans were largely driven by securitisation activity

       ●      Purchases of £6.0bn of which £2.8bn in asset backed securities and £1.5bn in commercial real estate loans were largely driven by securitisation activity

       ●      Settlements of £1.9bn and a reduction in derivative assets of £1.2bn due to fair value movements and trade maturities

Financial Statement Notes

Sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable parameters (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models would be to increase fair values by up to £1.3bn (2012: £2.0bn1) or to decrease fair values by up to £2.4bn (2012: £2.0bn1; ESHLA transfer contributed £1.0bn to the change in decrease) with substantially all the potential effect impacting profit and loss rather than other comprehensive income.

Fair value adjustments

Key balance sheet valuation adjustments that may be of interest from a financial statement user perspective are quantified below:

	31.12.13	31.12.12
	£m	£m
Bid-offer valuation adjustments	(406)	(452)
Other exit adjustments	(208)	(294)
Uncollateralised derivative funding	(67)	(101)
Derivative credit valuation adjustments:
- Monolines	(62)	(235)
- Other counterparties	(322)	(693)
Derivative debit valuation adjustments	310	442

    ●    Bid offer and other exit adjustments have reduced by £46m to £406m and by £86m to £208m respectively during 2013 as a result of movements in market bid offer spreads

    ●    Uncollateralised derivative funding adjustments have reduced by £34m to £67m as a result of reductions in Barclays funding costs and a reduction in exposure

    ●    Derivative credit valuation adjustments reduced by £544m to £384m primarily as a result of a reduction in monoline exposure and improvements in counterparty credit

    ●    Derivative debit valuation adjustments have reduced by £132m to £310m primarily as a result of improvements in Barclays credit

10.         Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

    i.         all financial assets and liabilities that are reported net on the balance sheet; and

    ii.        all  derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

 The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The 'Net amounts' presented below are not intended to represent the Group's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

1 The sensitivity analysis for 2012 has been revised to reflect the inclusion of investment property. This amounted to £0.1bn.

Financial Statement Notes

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements4	Balance sheet total5
	Effects of offsetting on balance sheet			Related amounts not offset3
	Gross amounts	Amounts offset1	Net amounts reported on the balance sheet2	Financial instruments	Financial collateral	Net amount
As at 31.12.13	£m	£m	£m	£m	£m	£m	£m	£m

Derivative financial assets	608,696	(295,793)	312,903	(258,528)	(41,397)	12,978	11,432	324,335
Reverse repurchase agreements and other similar secured lending	246,281	(93,508)	152,773	-	(151,833)	940	34,006	186,779
Total Assets	854,977	(389,301)	465,676	(258,528)	(193,230)	13,918	45,438	511,114
Derivative financial liabilities	(603,580)	296,273	(307,307)	258,528	36,754	(12,025)	(13,327)	(320,634)
Repurchase agreements and other similar secured borrowing	(253,966)	93,508	(160,458)	-	159,686	(772)	(36,290)	(196,748)
Total Liabilities	(857,546)	389,781	(467,765)	258,528	196,440	(12,797)	(49,617)	(517,382)

As at 31.12.12
Derivative financial assets	879,082	(420,741)	458,341	(387,672)	(53,183)	17,486	10,815	469,156
Reverse repurchase agreements and other similar secured lending6	244,272	(100,989)	143,283	-	(142,009)	1,274	33,239	176,522
Total Assets	1,123,354	(521,730)	601,624	(387,672)	(195,192)	18,760	44,054	645,678
Derivative financial liabilities	(869,514)	419,192	(450,322)	387,672	52,163	(10,487)	(12,399)	(462,721)
Repurchase agreements and other similar secured borrowing6	(259,078)	100,989	(158,089)	-	157,254	(835)	(59,089)	(217,178)
Total Liabilities	(1,128,592)	520,181	(608,411)	387,672	209,417	(11,322)	(71,488)	(679,899)

1     Amounts offset for Derivative financial assets includes cash collateral netted of £1,965m (2012: £6,506m). Amounts offset for Derivative liabilities includes cash collateral netted of £2,445m (2012: £4,957m). Settlements assets and liabilities have been offset amounting to £6,967m (2012: £9,879m). No other significant recognised financial assets and liabilities were offset in the balance sheet.  Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.

2 The table excludes Reverse repurchase agreements designated at fair value which are subject to enforceable master netting arrangements of £2bn (2012: £3bn).
3 Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
4 This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
5 The balance sheet total is the sum of 'Net amounts reported on the balance sheet' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.
6     Comparative figures have been revised to reflect the identification of additional contracts with enforceable netting arrangements. Net Amounts reported on the balance sheet have increased £12,795m and £27,049m for
       Reverse repurchase agreements and Repurchase agreements respectively. A corresponding decrease was noted within Amounts not subject to enforceable netting arrangements. Financial collateral increased £12,293m for
       Reverse repurchase agreements and £26,810m for Repurchase agreements. Net Amount increased £502m for Reverse repurchase agreements and £239m for Repurchase agreements.

Financial Statement Notes

Related amounts not offset

Derivative assets and liabilities
The 'Financial instruments' column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

These categories are not mutually exclusive. For example, derivatives included in the 'Financial instruments' column may also be covered by collateral arrangements.

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing
The 'Financial instruments' column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur.

Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

As with derivative assets and liabilities above, these categories are not mutually exclusive.

11. Goodwill and Intangible Assets

	As at	As at
	31.12.13	31.12.12
	£m	£m
Goodwill	4,878	5,206
Intangible assets	2,807	2,709
Total	7,685	7,915

At 31 December 2013, goodwill carried on the Group's balance sheet amounted to £4,878m (2012: £5,206m).  The goodwill principally comprises £3,142m in UK RBB (2012: £3,144m), £690m in Africa RBB (2012: £863m), £482m in Barclaycard (2012: £514m) and £312m in Wealth and Investment Management (2012: £391m).

Goodwill is reviewed for indicators of impairment quarterly and tested for impairment on an annual basis by comparing the carrying value to its recoverable amount.

During 2013, the Group recognised an impairment charge of £79m (2012: nil) in respect of goodwill attributable to businesses acquired in a previous period by Wealth and Investment Management. Following a streamlining of operations within Wealth and Investment Management, the forecast future cashflows from these businesses have been revised and no longer support the carrying value of the goodwill. As a result the attributable goodwill balances have been fully impaired.

The remaining £249m goodwill decrease was driven by currency translation differences, largely due to the impact of the depreciation of ZAR against GBP on the goodwill arising from the acquisition of Absa.

Financial Statement Notes

12. Subordinated Liabilities
	As at	As at
	31.12.13	31.12.12
	£m	£m
Opening balance as at 1 January	24,018	24,870
Issuances	700	2,258
Redemptions	(1,426)	(2,680)
Other	(1,597)	(430)
Total dated and undated subordinated liabilities as at period end	21,695	24,018

During 2013 redemptions comprised: Fixed Rates Subordinated Notes of £647m ($1,000m) and £636m (€750m), CPI-linked Callable Notes of £135m (ZAR1,886m), and Junior Guaranteed Undated Floating Rate Notes of £8m ($12m). 7.75% Contingent Capital Notes of £652m ($1,000m) and Dated Subordinated Notes of £48m (JPY8,500m) were issued.

Other movements in the period include reduction of £1,262m in the fair values of hedged subordinated liabilities, driven by increases in interest rates from December 2012. Other movements also include reductions of £296m due to changes in foreign exchange rates, primarily arising from the strengthening of GBP against USD and ZAR.

13. Provisions
	As at	As at
	31.12.13	31.12.12
	£m	£m
Conduct Remediation
- Payment Protection Insurance redress	971	986
- Interest rate hedging product redress	1,169	814
- Other conduct	388	213
Litigation	485	200
Redundancy and restructuring	388	71
Undrawn contractually committed facilities and guarantees	165	159
Onerous contracts	100	104
Sundry provisions	220	219
Total	3,886	2,766

Conduct Remediation
Conduct provisions comprise the estimated cost of making redress payments to customers for losses or damages associated with inappropriate judgement in the execution of our business activities.  Conduct remediation largely relates to payment protection insurance and interest rate hedging products but also includes other smaller provisions across the retail and corporate businesses which are likely to be utilised within the next 18 months.

Payment Protection Insurance Redress

Following the conclusion of the 2011 Judicial Review, Barclays has raised provisions totalling £3.95bn against the cost of PPI redress and complaint handling costs. As at 31 December 2013 £2.98bn of the provision had been utilised, leaving a residual provision of £0.97bn.

Through to 31 December 2013, 1.0m (2012: 0.6m) customer initiated claims1 had been received and processed.  The monthly volume of claims received has declined by 59% since the peak in May 2012, although the rate of decline has been less than previously expected.  As a result an additional provision of £1.35bn was recognised in June 2013 to reflect this increased expectation of claims, a corresponding increase in cases referred to the Financial Ombudsman Service (FOS) and associated operational costs.

1     Total claims received to date excluding those for which no PPI policy exists and excluding responses to proactive mailing. The volume for 31 December 2012 has been restated to exclude cases where there was no PPI policy:
        previously 1.1m.

Financial Statement Notes

In August 2012, in accordance with regulatory standards, Barclays commenced a proactive mailing of the holders of approximately 750,000 policies.  Of this population approximately 660,000 (2012: 100,000) had been contacted by 31 December 2013 and it is anticipated that the remainder will be contacted by 31 March 2014.

To date Barclays has upheld 74% (2012: 70%) of all claims received2, excluding payment of gestures of goodwill and claims for which no PPI policy exists.  The average redress per valid policy3 to date is £1,763 (2012: £1,705), comprising, where applicable, the refund of premium, compound interest charged and compensatory interest of 8%.

The current provision is calculated using a number of key assumptions which continue to involve significant management judgement:

●    Customer initiated claim volumes  - claims received but not yet processed as at 31 December 2013 and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

●    Proactive response rate - volume of claims in response to proactive mailing

●    Uphold rate - the percentage of claims that are upheld as being valid upon review

●    Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

These assumptions remain subjective; in particular due to the uncertainty associated with future claims levels. The resulting provision represents Barclays' best estimate of all future expected costs of PPI redress. However, it is possible the eventual outcome may differ from the current estimate and if this were to be material and adverse a further provision will be made, otherwise it is expected that any residual costs will be handled as part of normal operations. The provision also includes an estimate of our claims handling costs and those costs associated with claims that are subsequently referred to the FOS.

The following table details, by key assumption, actual data through to 31 December 2013, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 31.12.13	Future Expected	Sensitivity Analysis increase/decrease in provision	Cumulative actual to 31.12.12
Customer initiated claims1 received and processed	970K	190 K	50 K = £90m	570 K
Proactive mailing	660 K	90 K		100 K
Response rate to proactive mailing	26%	25%	1% = £1m	27%
Average uphold rate per claim2	74%	73%	1% = £4m	70%
Average redress per valid claim3	£1,763	£1,726	£100 = £23m	£1,705

During 2013, 45% (2012: 44%) of monthly average complaints received had no PPI associated with them. Furthermore, of the complaints received in 2013, 54% (2012: 43%) were from Claims Management Companies (CMC's), with this proportion rising to 70% in December 2013.

1     Total claims received to date excluding those for which no PPI policy exists and excluding responses to proactive mailing. The volume for 31 December 2012 has been restated to exclude cases where there was no PPI policy:
        previously 1.1m.

2     Average uphold rate per claim excluding those for which no PPI policy exists.  The average uphold rate for 31 December 2012 has been restated to exclude cases where there was no PPI policy: previously 39%.

3 Average redress stated on a per policy basis. The average redress for December 2012 has been restated on a policy basis: previously £2,750 (per valid claim basis).

Financial Statement Notes

Interest Rate Hedging Product Redress
£m
As at 31 December 2012	814
Increase in provision in period	650
Utilisation of provision in period	(295)
As at 31 December 2013	1,169

On 29 June 2012, the FSA announced that a number of UK banks, including Barclays, would conduct a review and redress exercise in respect of interest rate hedging products sold on or after 1 December 2001 to retail clients or private customers categorised as being 'non-sophisticated' under the terms of the agreement. Barclays sold interest rate hedging products to approximately 4,000 retail clients or private customers within the relevant timeframe, of which approximately 2,900 have been categorised as non-sophisticated.

As at 31 December 2012, a provision of £850m had been recognised, reflecting management's best estimate of future redress to customers categorised as non-sophisticated and related costs. The estimate was based on an extrapolation of the results of an initial pilot exercise across the population.  The provision recognised in the balance sheet as at 31 December 2012 was £814m, after utilisation of £36m, primarily related to administrative costs.

During 2013, additional cases have been reviewed and further guidance has been provided by the FCA providing additional information upon which to estimate the provision.  As a result, an additional provision of £650m was recognised in June 2013, bringing the cumulative expense to £1,500m.  The provision recognised as at 31 December 2013 was £1,169m, after cumulative utilisation of £331m, primarily relating to administrative costs and £87m of redress costs incurred.  An initial redress outcome had been communicated to nearly 30% of customers categorised as non-sophisticated that are being covered by the review.

The form of redress for each non-sophisticated customer is uncertain.  It may result in a full refund, as though the product had never been purchased, or an alternative product such as a cap. In addition, not all customers will be entitled to redress because some sales will have complied with relevant regulatory requirements at the time of sale.

The ultimate redress cost is also dependent on:

●    The fair value of the underlying product and is therefore variable if interest rates move significantly;

●    The administrative costs of completing the review and redress exercise;

●    The length of time taken to complete the exercise, since an 8% p.a. interest charge is payable on product refund amounts.

No provision has been recognised in relation to claims from customers categorised as sophisticated, which are not covered by the redress exercise, or incremental consequential loss claims (above the 8% p.a. interest charge) from customers categorised as non-sophisticated. As at 31 December 2013, no significant incremental consequential loss claims from customers categorised as non-sophisticated had been agreed.  These items will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

While the Group expects that the provision as at 31 December 2013 will be sufficient to cover the full cost of completing the redress, the appropriate provision level will be kept under review and it is possible that the eventual costs could materially differ to the extent experience is not in line with current estimates.

Litigation
The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties please see Note 19 - Legal, Competition and Regulatory Matters.

Redundancy & Restructuring
The provision relates to the cost of redundancy and organisational restructuring initiatives undertaken by the Group.  During 2013 the provision increased to £317m to £388m largely due to the Transform programme and will likely be utilised within the next 12 months.

Financial Statement Notes

14.         Retirement Benefits

As at 31 December 2013, the Group's IAS 19 (Revised) pension deficit across all schemes was £1.8bn (2012: £1.2bn).  The UK Retirement Fund (UKRF), which is the Group's main scheme, had a deficit of £1.4bn (2012: £0.8bn).

The movement for the UKRF is largely due to an increase in the UK inflation rate assumption to 3.42% (2012: 2.93%), partially offset by an increase in UK discount rate to 4.46% (2012: 4.31%). From December 2013, the rate is taken based on the single equivalent discount rate implied by the Towers Watson RATE Link model. In 2012, an average rate derived from the AA corporate bond yield curve and the Towers Watson RATE link model was used. The impact of this change on the UKRF Defined Benefit Obligation was a £0.4bn decrease with no impact on current year profit.

The triennial funding valuation of the UKRF is currently underway with an effective date of 30 September 2013. Contribution requirements, including any deficit recovery plans, will be agreed between the Bank and Trustee by the end of 2014. The previous triennial funding valuation at 30 September 2010 showed a deficit of £5.0bn. Under the agreed recovery plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn paid in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.7bn in 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year.

In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2012 and showed a deficit of £3.6bn.

15.         Called Up Share Capital

Called up share capital comprises 16,113m (2012: 12,243m) ordinary shares of 25p each. The increase was primarily due to the Barclays PLC rights issue in Q4 2013 under which 3,219m new shares were issued.

As at 31 December 2013, there were no unexercised warrants (2012: 379.2m).

16.         Other Equity Instruments

Other equity instruments include issuances during Q4 2013 of Additional Tier 1 ("AT1") securities, which consisted of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with an aggregate principal amount of $2bn and €1bn.  The securities are perpetual securities with no fixed maturity or redemption date.

17.         Other Reserves

Currency Translation Reserve

As at 31 December 2013 there was a debit balance of £1,142m (2012: £59m credit) on the currency translation reserve. The decrease of £1,201m (2012: £1,289m decrease) principally reflected the depreciation of ZAR and USD against Sterling. The currency translation reserve associated with non-controlling interests decreased by £566m (2012: £259m) due to the depreciation of ZAR against Sterling.

During the period, a £5m net gain (2012: £24m gain) from the currency translation reserve was recognised in the income statement.

Available for Sale Reserve

As at 31 December 2013 there was a credit balance of £148m in the available for sale reserve (2012: £527m credit). The decrease of £379m (2012: £502m increase) principally reflected the £2.7bn losses from changes in fair value on Government Bonds offset by £2.4bn gains transferred to the income statement due to fair value hedging.

Cash Flow Hedging Reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2013 there was a credit balance of £273m (2012: £2,099m credit) in the cash flow hedging reserve. The decrease of £1,826m (2012: £657m increase) principally reflected £1,881m decreases in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £509m gains transferred to net profit, partly offset by a deferred tax credit of £553m.

Financial Statement Notes

Treasury Shares

As at 31 December 2013 there was a debit balance of £41m (2012: £22m debit) in other reserves relating to treasury shares. The increase principally reflected £1,066m (2012: £979m) of net purchases of treasury shares held for the purposes of employee share schemes, partially offset by £1,047m (2012: £946m) transferred to retained earnings reflecting the vesting of deferred share based payments.

18. Contingent Liabilities and Commitments
	As at	As at
	31.12.13	31.12.12
	£m	£m
Guarantees and letters of credit pledged as collateral security	15,226	15,855
Performance guarantees, acceptances and endorsements	5,958	6,406
Contingent liabilities	21,184	22,261
Documentary credits and other short-term trade related transactions	780	1,027
Forward starting reverse repurchase agreements1	19,936	23,549
Standby facilities, credit lines and other commitments	254,855	247,816

The Financial Services Compensation Scheme (FSCS)

The FSCS is the UK's Government backed compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS's obligations to the depositors of banks declared in default.  The interest rate chargeable on the loan and levied to the industry, is subject to a floor equal to the HM Treasury's own cost of borrowing, based on the relevant gilt rate (FSCS advises financial institutions to apply the 2024 UK Gilt rate published by the Debt Management Office to the Bradford & Bingley portion of the loan).  The majority of the facility is expected to be recovered, with the exception of an estimated shortfall of £1bn which the FSCS intends to recover by levying the industry in three instalments across 2013, 2014 and 2015. In November 2013 HM Treasury communicated via the FSCS an additional expected shortfall in recoveries from Dunfermline Building Society, to be collected starting with an interim levy of £100m in 2014. Barclays has included an accrual of £148m in other liabilities (2012: £156m) in respect of the Barclays portion of the total levies raised by the FSCS.

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 19.

1 Loan commitments have been revised to incorporate forward starting reverse repurchase agreements.

Financial Statement Notes

19.         Legal, Competition and Regulatory Matters

Barclays PLC (BPLC), Barclays Bank PLC (BBPLC) and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on BPLC, BBPLC and the Group of the legal, competition and regulatory matters in which BPLC, BBPLC and the Group are or may in the future become involved cannot always be predicted but may materially impact our operations, financial results and condition and prospects.

Lehman Brothers

Background Information

In September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008, as well as the court order approving the sale (Sale). The claimants sought an order voiding the transfer of certain assets to BCI, requiring BCI to return to the LBI estate any excess value BCI allegedly received, and declaring that BCI is not entitled to certain assets that it claims pursuant to the Sale documents and order approving the Sale (Rule 60 Claims). In January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the court order approving the Sale (together with the Trustee's competing claims to those assets, Contract Claims).

Status

In February 2011, the Bankruptcy Court issued an Opinion rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee's favour and some in favour of the Group. In July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. The Group and the Trustee each appealed the Bankruptcy Court's adverse rulings on the Contract Claims to the US District Court for the Southern District of New York (SDNY). LBHI and the Committee did not appeal the Bankruptcy Court's ruling on the Rule 60 Claims. After briefing and argument, the SDNY issued an Opinion in June 2012, reversing one of the Bankruptcy Court's rulings on the Contract Claims that had been adverse to the Group and affirming the Bankruptcy Court's other rulings on the Contract Claims. In July 2012, the SDNY issued an amended Opinion, correcting certain errors but not otherwise modifying the rulings, along with an agreed judgement implementing the rulings in the Opinion (Judgement). Under the Judgement, the Group is entitled to receive: (i) $1.1bn (£0.7bn) from the Trustee in respect of "clearance box" assets (Clearance Box Assets); and (ii) property held at various institutions in respect of the exchange traded derivatives accounts transferred to BCI in the Sale (ETD Margin). The Trustee has appealed the SDNY's adverse rulings to the US Court of Appeals for the Second Circuit (Second Circuit).  The current Judgement is stayed pending resolution of the Trustee's appeal.

Approximately $4.3bn (£2.6bn) of the assets to which the Group is entitled as part of the acquisition had not been received by 31 December 2013, approximately $2.7bn (£1.6bn) of which have been recognised as a receivable on the balance sheet as at that date. The unrecognised amount, approximately $1.6bn (£1.0bn) as of 31 December 2013 effectively represents a provision against the uncertainty inherent in the litigation and potential post-appeal proceedings and issues relating to the recovery of certain assets held by an institution outside the US. To the extent the Group ultimately receives in the future assets with a value in excess of the approximately $2.7bn (£1.6bn) recognised on the balance sheet as of 31 December 2013, it would result in a gain in income equal to such excess. It appears that the Trustee may dispute the Group's entitlement to certain of the ETD Margin even in the event the Group prevails in the pending Second Circuit appeal proceedings. Moreover, there is uncertainty regarding recoverability of a portion of the ETD Margin not yet delivered to the Group that is held by an institution outside the US.  Thus, the Group cannot reliably estimate how much of the ETD Margin the Group is ultimately likely to receive.  Nonetheless, if the SDNY's rulings are unaffected by future proceedings, but conservatively assuming the Group does not receive any ETD Margin that the Group believes may be subject to a post-appeal challenge by the Trustee or to uncertainty regarding recoverability, the Group will receive assets in excess of the $2.7bn (£1.6bn) recognised as a receivable on the Group's balance sheet as at 31 December 2013. In a worst case scenario in which the Second Circuit reverses the SDNY's rulings and determines that the Group is not entitled to any of the Clearance Box Assets or ETD Margin, the Group estimates that, after taking into account its effective provision, its total losses would be approximately $6bn (£3.6 bn). Approximately $3.3bn (£2bn) of that loss would relate to Clearance Box Assets and ETD Margin previously received by the Group and prejudgement and post-judgement interest on such Clearance Box Assets and ETD Margin that would have to be returned or paid to the Trustee. In this context, the Group is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

Financial Statement Notes

Other

In May 2013 Citibank N.A. (Citi) filed an action against BBPLC in the SDNY alleging breach of an indemnity contract. In November 2008, BBPLC provided an indemnity to Citi in respect of losses incurred by Citi between 17 and 19 September 2008 in performing foreign exchange settlement services for LBI as LBI's designated settlement member with CLS Bank International. Citi did not make a demand for payment under this indemnity until 1 February 2013 when it submitted a demand that included amounts which Barclays concluded it was not obligated to pay. Citi proceeded to file the action in May 2013, in which it claimed that Barclays was responsible for a "principal loss" of $90.7m, but also claimed that BBPLC was obligated to pay Citi for certain alleged "funding losses" from September 2008 to December 2012. In a June 2013 filing with the Court, Citi claimed that, in addition to the $90.7 million principal loss claim, it was also claiming funding losses in an amount of at least $93.5 million, consisting of alleged interest losses of over $55 million and alleged capital charges of $38.5 million. Both parties filed motions for partial summary judgement, and in November 2013 the SDNY ruled that: (i) Citi may only claim statutory prejudgment interest from 1 February 2013, the date upon which it made its indemnification demand on BBPLC; (ii) to the extent that Citi can prove it incurred actual funding losses in the form of interest and capital charges between September 2008 and December 2012, it is entitled to recover these losses under the indemnity provided by BBPLC; and (iii) BBPLC is entitled under the contract to demonstrate, as a defence to the funding loss claim, that Citi had no funding losses between September 2008 and December 2012 due to the fact that it held LBI deposits during that period in an amount greater than the principal amount Citi claims it lost in performing CLS services for LBI between 17 and 19 September 2008.

American Depositary Shares

Background Information

BPLC, BBPLC and various current and former members of BPLC's Board of Directors have been named as defendants in five proposed securities class actions consolidated in the SDNY. The consolidated amended complaint, filed in February 2010, asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, alleging that registration statements relating to American Depositary Shares representing preferred stock, series 2, 3, 4 and 5 (Preferred Stock ADS) offered by BBPLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) BBPLC's portfolio of mortgage-related (including US subprime-related) securities, BBPLC's exposure to mortgage and credit market risk, and BBPLC's financial condition.

Status

In January 2011, the SDNY granted the defendants' motion to dismiss the complaint in its entirety, closing the case. In February 2011, the plaintiffs filed a motion asking the SDNY to reconsider in part its dismissal order, and, in May 2011, the SDNY denied in full the plaintiffs' motion for reconsideration. The plaintiffs appealed both the dismissal and the denial of the motion for reconsideration to the Second Circuit.

In August 2013, the Second Circuit upheld the dismissal of the plaintiffs' claims related to the series 2, 3 and 4 offerings, finding that they were time barred. However, the Second Circuit ruled that the plaintiffs should have been permitted to file a second amended complaint in relation to the series 5 offering claims, and remanded the action to the SDNY for further proceedings consistent with the Second Circuit's decision. In September 2013, the plaintiffs filed a second amended complaint, which purports to assert claims concerning the series 5 offering as well as dismissed claims concerning the series 2, 3 and 4 offerings, and the defendants have moved to dismiss.

BBPLC considers that these Preferred Stock ADS-related claims against it are without merit and is defending them vigorously.

Mortgage-Related Activity and Litigation

The Group's activities within the US residential mortgage sector during the period of 2005 through 2008 included sponsoring and underwriting approximately $39bn of private-label securitisations; economic underwriting exposure of approximately $34bn for other private-label securitisations; sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. In addition, during this time period, approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) were also originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

Financial Statement Notes

In connection with the Group's loan sales and sponsored private-label securitisations, the Group provided certain loan level representations and warranties (R&Ws) generally relating to the underlying mortgages, the property, mortgage documentation and/or compliance with law. The Group was the sole provider of R&Ws with respect to approximately $5bn of Group sponsored securitizations, approximately $0.2bn of sales of loans to GSEs, and the approximately $3bn of loans sold to others. In addition, the Acquired Subsidiary was the sole provider of R&Ws on all of the loans it sold to third parties. Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no stated expiration provisions applicable to the R&Ws made by the Group or the Acquired Subsidiary. The Group's R&Ws with respect to the $3bn of loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs, the loans sold by the Acquired Subsidiary or those provided by the Group on approximately $5bn of the Group's sponsored securitisations discussed above. R&Ws on the remaining approximately $34bn of the Group's sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with a Group subsidiary, as depositor to the securitisation trusts, providing more limited R&Ws. Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. The unresolved repurchase requests received on or before 31 December 2013 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $1.7bn at the time of such sale.

Repurchase Claims

Substantially all of the unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain residential mortgage-backed securities (RMBS) securitisations, in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. The trustees in these actions have alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees.

Residential Mortgage-Backed Securities Claims

The US Federal Housing Finance Agency (FHFA), acting for two US government-sponsored enterprises, Fannie Mae and Freddie Mac, filed lawsuits against 17 financial institutions in connection with Fannie Mae's and Freddie Mac's purchases of RMBS. The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. BBPLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS in which a Group subsidiary was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for Fannie Mae's and Freddie Mac's alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to a number of other civil actions filed against BBPLC and/or certain of its affiliates by a number of other plaintiffs relating to purchases of RMBS. The Group considers that the claims against it are without merit and intends to defend them vigorously.

The original face amount of RMBS related to the claims against the Group in the FHFA actions and the other civil actions referred to above against the Group totalled approximately $9bn, of which approximately $2.6bn was outstanding as at 31 December 2013. Cumulative losses reported on these RMBS as at 31 December 2013 were approximately $0.5bn. If the Group were to lose these actions the Group believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgement (taking into account further principal payments after 31 December 2013), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time and less any reserves taken to date. The Group has estimated the total market value of these RMBS as at 31 December 2013 to be approximately $1.6bn. The Group may be entitled to indemnification for a portion of such losses.

Regulatory Inquiries

The Group has received inquiries, including subpoenas, from various regulatory and governmental authorities regarding its mortgage-related activities, and is cooperating with such inquiries.

Financial Statement Notes

Devonshire Trust

Background Information

In January 2009, BBPLC commenced an action in the Ontario Superior Court seeking an order that its early terminations of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day that Barclays terminated the swaps, Devonshire purported to terminate the swaps on the ground that BBPLC had failed to provide liquidity support to Devonshire's commercial paper when required to do so.

Status

In September 2011, the Ontario Superior Court ruled that BBPLC's early terminations were invalid, Devonshire's early terminations were valid and, consequently, Devonshire was entitled to receive back from BBPLC cash collateral of approximately C$533m together with accrued interest. BBPLC appealed the Ontario Superior Court's decision to the Court of Appeal for Ontario. In July 2013, the Court of Appeal delivered its decision dismissing BBPLC's appeal. In September 2013, BBPLC sought leave to appeal the decision to the Supreme Court of Canada. In January 2014, the Supreme Court of Canada denied BBPLC's application for leave to appeal the decision of the Court of Appeal.  BBPLC is considering its continuing options with respect to this matter. If the Court of Appeal's decision is unaffected by any future proceedings, BBPLC estimates that its loss would be approximately C$500m, less any impairment provisions recognised to date. These provisions take full account of the Court of Appeal's decision.

LIBOR and other Benchmarks Civil Actions

Following the settlements of the investigations referred to below in "Investigations into LIBOR, ISDAfix, other benchmarks and foreign exchange rates", a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks. The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court for the Southern District of New York (MDL Court).  The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Act, the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates. The lawsuits seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $910m in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits seek trebling of damages under the US Sherman Act and RICO. Certain of the civil actions are proposed class actions that purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR; or (v) issued loans linked to USD LIBOR.

In March 2013, the MDL Court issued a decision dismissing the majority of claims against BBPLC and the other banks in three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions). Following the decision, plaintiffs in the Lead Class Actions sought permission to either file an amended complaint or appeal an aspect of the March 2013 decision. In August 2013, the MDL Court denied the majority of the motions presented in the Lead Class Actions. As a result, the Debt Securities Class has been dismissed entirely; the claims of the Exchange-Based Class have been limited to claims under the CEA; and the claims of the OTC Class have been limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing. Subsequent to the MDL Court's March 2013 decision, the plaintiffs in the Lead Individual Actions filed a new action in California state court (since moved to the MDL Court) based on the same allegations as those initially alleged in the proposed class action cases discussed above. Various plaintiffs may attempt to bring appeals of some or all of the MDL Court's decisions in the future.

Additionally, a number of other actions before the MDL Court remain stayed, pending further proceedings in the Lead Class Actions.

Until there are further decisions, the ultimate impact of the MDL Court's decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

Financial Statement Notes

BBPLC and other banks also have been named as defendants in other individual and proposed class actions filed in other US District Courts in which plaintiffs allege, similar to the plaintiffs in the USD LIBOR cases referenced above, that in various periods defendants either individually or collectively manipulated the USD LIBOR, Yen LIBOR, Euroyen TIBOR and/or EURIBOR rates.  Plaintiffs generally allege that they transacted in loans, derivatives and/or other financial instruments whose values are affected by changes in USD LIBOR, Yen LIBOR, Euroyen TIBOR and/or EURIBOR, and assert claims under federal and state law. In October 2012, the US District Court for the Central District of California dismissed a proposed class action on behalf of holders of adjustable rate mortgages linked to USD LIBOR. Plaintiffs have appealed, and briefing of the appeal is complete.

In addition, BPLC has been granted conditional leniency from the Antitrust Division of the US Department of Justice (DOJ-AD) in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, BPLC is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to BPLC satisfying the DOJ-AD and the court presiding over the civil litigation of its satisfaction of its cooperation obligations.

BPLC, BBPLC and BCI have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC's role as a contributor panel bank to LIBOR. The complaint asserts claims under Sections 10(b) and 20(a) of the US Securities Exchange Act 1934, principally alleging that BBPLC's Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) BBPLC's compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that BBPLC's daily USD LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between 10 July 2007 and 27 June 2012. In May 2013, the court granted BBPLC's motion to dismiss the complaint in its entirety.  Plaintiffs have appealed, and briefing of the appeal is complete.

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR, in a number of jurisdictions.  The first of which in England and Wales, brought by Graiseley Properties Limited, is set down for trial in the High Court of Justice in April 2014. The number of such proceedings, the benchmarks to which they relate, and the jurisdictions in which they may be brought are anticipated to increase over time.

Civil Actions in Respect of Foreign Exchange Trading

Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of foreign exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC.

Please see below "Investigations into LIBOR, ISDAfix, other benchmarks and foreign exchange rates" for a discussion of competition and regulatory matters connected to "LIBOR and other Benchmark Civil Actions".

Investigations into LIBOR, ISDAfix, other Benchmarks and Foreign Exchange Rates

The Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), the Securities Exchange Commission (SEC), the US Department of Justice (DOJ) Fraud Section (DOJ-FS) and Antitrust Division (DOJ-AD), the European Commission (Commission), the United Kingdom (UK) Serious Fraud Office (SFO), the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors' office in Trani, Italy and various US state attorneys general are amongst various authorities conducting investigations (Investigations) into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as LIBOR and EURIBOR.

On 27 June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their Investigations and BBPLC agreed to pay total penalties of £290m, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement (NPA) with the DOJ-FS and a Settlement Order Agreement with the CFTC (CFTC Order). In addition, BBPLC was granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Financial Statement Notes

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FCA. This sets out the FSA's reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed. Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

In addition to a $200m civil monetary penalty, the CFTC Order requires BBPLC to cease and desist from further violations of specified provisions of the US Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires BBPLC to:

●     make its submissions based on certain specified factors, with BBPLC's transactions being given the greatest weight, subject to certain specified adjustments and considerations;

●     implement firewalls to prevent improper communications including between traders and submitters;

●     prepare and retain certain documents concerning submissions and retain relevant communications;

●     implement auditing, monitoring and training measures concerning its submissions and related processes;

●     make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;

●     use best efforts to encourage the development of rigorous standards for benchmark interest rates; and

●     continue to cooperate with the CFTC's ongoing investigation of benchmark interest rates.

As part of the NPA, BBPLC agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute BBPLC for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to BBPLC's submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon BBPLC's satisfaction of specified obligations under the NPA. In particular, under the NPA, BBPLC agreed for a period of two years from 26 June 2012, amongst other things, to:

●    commit no US crime whatsoever;

●    truthfully and completely disclose non-privileged information with respect to the activities of BBPLC, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

●    bring to the DOJ's attention all potentially criminal conduct by BBPLC or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

●    bring to the DOJ's attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against BBPLC or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

BBPLC also agreed to cooperate with the DOJ and other government authorities in the US in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. BBPLC also continues to cooperate with the other ongoing investigations.

Following the settlements announced in June 2012, 31 US state attorneys general commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The New York Attorney General, on behalf of this coalition of attorneys general, issued a subpoena in July 2012 to BBPLC (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to BBPLC for both documents and transactional data. BBPLC is responding to these requests on a rolling basis. In addition, following the settlements the SFO announced in July 2012 that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

The Commission has also been conducting investigations into the manipulation of, among other things, EURIBOR. On 4 December 2013, the Commission announced that it has reached a settlement with the Group and a number of other banks in relation to anti-competitive conduct concerning EURIBOR.  The Group had voluntarily reported the EURIBOR conduct to the Commission and cooperated fully with the Commission's investigation. In recognition of this cooperation, the Group was granted full immunity from the financial penalties that would otherwise have applied.

Financial Statement Notes

The CFTC and the FCA are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. BBPLC has received and continues to respond to subpoenas and requests for information.

Various regulatory and enforcement authorities, including the FCA in the UK, the CFTC and the DOJ in the US and the Hong Kong Monetary Authority have indicated that they are investigating foreign exchange trading, including possible attempts to manipulate certain benchmark currency exchange rates or engage in other activities that would benefit their trading positions. Certain of these investigations involve multiple market participants in various countries. BBPLC has received enquiries from certain of these authorities related to their particular investigations, and from other regulators interested in foreign exchange issues. The Group is reviewing its foreign exchange trading covering a several year period through October 2013 and is cooperating with the relevant authorities in their investigations.

For a discussion of litigation arising in connection with these investigations see "LIBOR and other Benchmarks Civil Actions" and "Civil Actions in Respect of Foreign Exchange Trading" above.

FERC

Background Information

The US Federal Energy Regulatory Commission (FERC) Office of Enforcement investigated the Group's power trading in the western US with respect to the period from late 2006 through 2008.  In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to this matter.  In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC's Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC.  In July 2013, FERC issued an Order Assessing Civil Penalties in which it assessed a $435m civil penalty against BBPLC and ordered BBPLC to disgorge an additional $34.9m of profits plus interest (both of which are consistent with the amounts proposed in the Order and Notice).

Status

In October 2013, FERC filed a civil action against BBPLC and its former traders in the US District Court in California seeking to collect the penalty and disgorgement amount.  FERC's complaint in the civil action reiterates the allegations previously made by FERC in its October 2012 Order and Notice and its July 2013 Order Assessing Civil Penalties.  BBPLC is vigorously defending this action.  BBPLC and its former traders have filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the SDNY, and a motion to dismiss the complaint for failure to state a claim.  In September 2013, BBPLC was contacted by the criminal division of the US Attorney's Office in the Southern District of New York and advised that such office is looking at the same conduct at issue in the FERC matter.

BDC Finance L.L.C.

Background Information

In October 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court) alleging that BBPLC breached an ISDA Master Agreement and a Total Return Loan Swap Master Confirmation (Agreement) governing a total return swap transaction when it failed to transfer approximately $40m of alleged excess collateral in response to BDC's October 2008 demand (Demand).  BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if BBPLC was entitled to do so, it failed to dispute the Demand.  BDC demands damages totalling $297m plus attorneys' fees, expenses, and prejudgement interest.

Status

In August 2012, the NY Supreme Court granted partial summary judgement for BBPLC, ruling that BBPLC was entitled to dispute the Demand, before transferring the alleged excess collateral, but determining that a trial was required to determine whether BBPLC actually did so. The parties cross-appealed to the Appellate Division of the NY Supreme Court (Appellate Division).  In October 2013, the Appellate Division reversed the NY Supreme Court's grant of partial summary judgement to BBPLC, and instead granted BDC's motion for partial summary judgement, holding that BBPLC breached the Agreement.  The Appellate Division did not rule on the amount of BDC's damages, which has not yet been determined by the NY Supreme Court. On 25 November 2013, BBPLC filed a motion with the Appellate Division for reargument or, in the alternative, for leave to appeal to the New York Court of Appeals. In January 2014, the Appellate Division issued an order denying the motion for reargument and granting the motion for leave to appeal to the New York Court of Appeals. In September 2011, BDC's investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital

Financial Statement Notes

Holdings, L.L.C. also sued BBPLC and BCI in Connecticut state court for unspecified damages allegedly resulting from BBPLC's conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations.  The parties have agreed to a stay of that case.

Interchange Investigations

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. BPLC receives interchange fees, as a card issuer, from providers of card acquiring services to merchants. The key risks arising from the investigations comprise the potential for fines imposed by competition authorities, litigation and proposals for new legislation. BPLC may be required to pay fines or damages and could be affected by legislation amending interchange rules.

Interest Rate Hedging Products

See Note 13.

Credit Default Swap (CDS) Antitrust Investigations

Both the Commission and the DOJ-AD have commenced investigations in the CDS market (in 2011 and 2009, respectively).  In July 2013 the Commission addressed a Statement of Objections to BBPLC and 12 other banks, Markit and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products.  If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions.  The Commission's sanctions can include fines. The DOJ-AD's investigation is a civil investigation and relates to similar issues. Proposed class actions alleging similar issues have also been filed in the US. The timing of these cases is uncertain.

Swiss / US Tax Programme

In August 2013, the DOJ and the Swiss Federal Department of Finance announced the Programme for Non-Prosecution Agreements or Non-Targeted letters for Swiss Banks (Programme). This agreement is the consequence of a long-running dispute between the US and Switzerland regarding tax obligations of US Related Accounts held in Swiss banks.

Barclays Bank (Suisse) SA and Barclays Bank plc Geneva Branch are participating in the Programme, which requires a structured review of US accounts. This review is ongoing and the outcome of the review will determine whether any agreement will be entered into or sanction applied to Barclays Bank (Suisse) SA and Barclays Bank plc Geneva Branch. The deadline for completion of the review is 30 April 2014.

Investigations into Certain Agreements

The FCA has investigated certain agreements, including two advisory services agreements entered into by BBPLC with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to BPLC's capital raisings in June and November 2008.

The FCA issued warning notices (Warning Notices) against BPLC and BBPLC in September 2013. The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that BPLC and BBPLC believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings. The Warning Notices conclude that BPLC and BBPLC were in breach of certain disclosure-related listing rules and BPLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the company's shares). In this regard, the FCA considers that BPLC and BBPLC acted recklessly. The financial penalty in the Warning Notices against the group is £50m. BPLC and BBPLC continue to contest the findings.

Financial Statement Notes

The FCA proceedings are now subject to a stay pending progress in an investigation by the SFO's Fraud Office into the same agreements.  The SFO's investigation is at an earlier stage and the Group has received and has continued to respond to requests for further information.

The DOJ and the SEC are undertaking an investigation into whether the Group's relationships with third parties who assist BPLC to win or retain business are compliant with the United States Foreign Corrupt Practices Act. They are also investigating the agreements referred to above including the two advisory services agreements. The US Federal Reserve has requested to be kept informed.

General

The outcomes of the matters disclosed in this note are difficult to predict. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities arising from these matters where it is not practicable to do so or, in cases where it is practicable, where disclosure could prejudice conduct of the matters. Provisions have been recognised for those cases where the Group is able reliably to estimate probable losses. The Group may incur significant expense in connection with these matters, regardless of the ultimate outcome; furthermore these matters could expose the Group to any of the following: substantial monetary damages and fines; other penalties and injunctive relief; potential for additional civil or private litigation; potential for criminal prosecution in certain circumstances; potential regulatory restrictions on the Group's business; and/or a negative effect on the Group's reputation. There is also a risk that such investigations or proceedings may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. Any of these risks, should they materialise, could have an adverse impact on the Group's operations, financial results and condition and prospects.

As mentioned above, the Group is subject to a NPA entered into with the DOJ in connection with the LIBOR investigations. Under the NPA, the Group has agreed that, for a period of two years from 26 June 2012, it will, amongst other things, commit no US crime whatsoever and will comply with certain obligations to provide information to and co-operate with US authorities. A breach of any of the NPA provisions could lead to prosecutions in relation to the Group's benchmark interest rate submissions and could have significant consequences for the Group's current and future business operations in the US.

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

At the present time, the Group does not expect the ultimate resolution of any of these other matters not disclosed in this note to which it is a party to have a material adverse effect on its financial position. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not practicable to do so or, in cases where it is practicable, where disclosure could prejudice conduct of matters.  However, in light of the uncertainties involved in such matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group's results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

20.         Related Party Transactions

Related party transactions in the year ended 31 December 2013 were similar in nature to those disclosed in the Group's 2012 Annual Report. No related party transactions that have taken place in 2013 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Group in the current financial year.

One Africa

One Africa

One Africa includes Barclays Africa Group Limited, Barclays Bank Egypt SAE, Barclays Bank of Zimbabwe Limited, Barclays Bank PLC income and expense derived in Africa and Africa related management recharges.

During 2013, ownership of eight separate country operations across Africa was successfully combined with Absa to create Barclays Africa Group Limited. The combination of these businesses should allow the Group to combine a strong local presence in different countries with the benefits of being part of a global banking group.  As a part of the Transform strategy, it will help reduce the cost of business, bring global relationships, products and expertise to African customers, and give African clients access to global financial markets.  In addition, these changes are intended to make it easier for global clients to access African market expertise.

The income statement information presented below has been provided to give a view of the Group's operations in Africa in addition to the Africa RBB segment. The proforma income statement is a summation of the results of the Group's retail and business banking, cards, corporate and investment banking and wealth management operations across Africa, in addition to Group consolidation adjustments.

Note, the disclosure is not an operating segment under the definitions in IFRS 8 Operating Segments.

	Year Ended	Year Ended		Year Ended	Year Ended
Income Statement Information	31.12.13	31.12.12	YoY	31.12.13	31.12.12	YoY

Constant currency

	£m	£m	% Change	£m	£m	% Change
Africa RBB	2,801	3,135	(11)	3,286	3,135	5
Africa Cards	496	398	25	583	398	46
Africa Investment Bank	368	429	(14)	433	429	1
Africa Corporate Banking	374	348	7	436	348	25
Africa Wealth Management	29	36	(19)	34	36	(6)
Head Office	(30)	-		(38)	-
Total income	4,038	4,346	(7)	4,734	4,346	9
Net claims and benefits incurred under insurance contracts	(185)	(209)	(11)	(216)	(209)	3
Total income net of insurance claims	3,853	4,137	(7)	4,518	4,137	9
Credit impairment charges and other provisions	(478)	(695)	(31)	(554)	(695)	(20)
Net operating income	3,375	3,442	(2)	3,964	3,442	15
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(2,519)	(2,632)	(4)	(2,932)	(2,632)	11
UK bank levy	(34)	(28)	21	(35)	(28)	25
Costs to achieve Transform	(26)	-		(26)	-
Operating expenses	(2,579)	(2,660)	(3)	(2,993)	(2,660)	13

Other net income	9	18	(50)	10	18	(44)
Profit before tax2	805	800	1	981	800	23
Attributable profit1	143	165	(13)	201	165	22

Africa RBB	404	322	25	505	322	57
Africa Cards	183	216	(15)	216	216
Africa Investment Bank	115	158	(27)	137	158	(13)
Africa Corporate Banking	107	96	11	128	96	33
Africa Wealth Management	3	7	(57)	4	7	(43)
Head Office	(7)	1		(9)	1
Profit before tax2	805	800	1	981	800	23

Balance Sheet Information
Risk weighted assets - CRD III	£36.0bn	£38.9bn

Adjusted		Statutory

Performance Measures	31.12.13	31.12.12	31.12.13	31.12.12
Return on average tangible equity	7.5%	10.4%	7.5%	10.4%
Return on average equity	4.0%	4.7%	4.0%	4.7%
Return on average risk weighted assets	1.3%	1.3%	1.3%	1.3%
Cost: income ratio	67%	64%	67%	64%

1        Attributable profit includes profit after tax and non-controlling interests. Attributable profit excluding management recharges is £380m (2012: £388m).
2       Profit before tax excluding management recharges is £1,095m (2012: £1,068m).

Shareholder Information

Results Timetable1	Date
Ex-dividend date	19 February 2014

Dividend Record date	21 February 2014

Scrip reference share price set and made available to shareholders	26 February 2014

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	7 March 2014

Dividend Payment date /first day of dealing in New Shares	28 March 2014

Q1 2014 Interim Management Statement	30 April 2014

For qualifying US and Canadian resident ADR holders, the final dividend of 3.5p per ordinary share becomes 14p per ADS (representing four shares). The ADR depositary will post the final dividend on 28 March 2014 to ADR holders on the record at close of business on 21 February 2014.

	Full Year	Full Year
	Ended	Ended	Change
Exchange Rates2	31.12.13	31.12.12	31.12.123
Period end - US$/£	1.65	1.62	2%
Average - US$/£	1.56	1.59	(2%)
3 month average - US$/£	1.62	1.61	1%
Period end - €/£	1.20	1.23	(2%)
Average - €/£	1.18	1.23	(4%)
3 month average - €/£	1.19	1.24	(4%)
Period end - ZAR/£	17.37	13.74	26%
Average - ZAR/£	15.10	13.03	16%
3 month average - ZAR/£	16.43	13.96	18%

Share Price Data		31.12.13	31.12.12
Barclays PLC (p)		271.95	262.40
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)		132.25	164.00

For Further Information Please Contact

Investor Relations	Media Relations

Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: Barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1 Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends
2 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3 The change is the impact to Sterling reported information.
4 Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday excluding UK public holidays.

Shareholder Information

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Barclays PLC Scrip Dividend Programme

Shareholders may have their dividends reinvested in Barclays shares by joining the Barclays PLC Scrip Dividend Programme (the Programme).  At the Barclays 2013 Annual General Meeting, shareholders approved the introduction of the Programme to replace the Barclays Dividend Reinvestment Plan. The Programme enables shareholders, if they wish, to receive new fully paid ordinary shares in Barclays PLC instead of a cash dividend, without incurring dealing costs or stamp duty.  The Programme was initially offered for the second interim dividend, paid on 13 September 2013, and will also be offered for any future dividends (subject to the Directors making the Programme available for each dividend).

For further details, including the full Terms and Conditions and information about how to join or leave the Programme, please visit Barclays.com/dividends or alternatively contact: The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom, or by telephoning 0871 384 20551 from the UK or +44 121 415 7004 from overseas.

1 Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday excluding UK public holidays.

Index

Africa Retail and Business Banking	22	Liquidity pool	62
Accounting policies	99	Loans and advances to customers and banks	68
Administration and general expenses	101	Margins and balances	47
Balance sheet	14	Market risk	98
Balance sheet leverage	60	Net interest income	101
Barclaycard	24	Non-controlling interests	102
Capital ratios	52	Other reserves	112
Capital resources	53	Performance highlights	2
Cash flow statement	16	Principal risks	50
Contingent liabilities and commitments	113	Provisions	109
Corporate Banking	29	Remuneration	40
Cost to Achieve Transform	45	Results by quarter	36
Country exposures (selected Eurozone)	92	Results timetable	124
Credit impairment charges and other provisions	69	Retail credit risk	72
Exit Quadrant Asssets	46	Retail forbearance programmes	75
Credit risk	67	Retirement benefits	112
Credit risk loans	68	Returns and equity by business	44
Derivative financial instruments	104	Risk weighted assets	54
Dividends on ordinary shares	103	Share capital	112
Earnings per share	103	Share price data	124
Europe Retail and Business Banking	20	Statement of profit or loss and other comprehensive income	13
Assets and Liabilities held at fair value	105	Statement of changes in equity	15
Finance Director's review	8	Taxation	102
Funding and liquidity	52	Tier 1 capital ratio	52
Head Office and Other Operations	34	Total assets	67
Income statement	12	UK Retail and Business Banking	18
Investment Bank	26	Wealth and Investment Management	32
Legal, competition and regulatory matters	114	Wholesale credit risk	86

The glossary of terms can be found on: http://group.barclays.com/about-barclays/investor-relations#institutional-investors